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Innovating for life.

2010 Annual Report

About MEDTRONIC

Medtronic is a global leader in medical technology, redefining how technology is used in the management of chronic disease. Our deep understanding of human physiology yields unique insight into a range of therapeutic areas, including heart and vascular diseases, diabetes, neurological disorders, and spinal conditions. This breadth of offerings, combined with our years of experience, allows us to deliver therapies that are transforming the treatment of chronic disease and changing the lives of more than 7 million patients worldwide each year.

Medtronic is headquartered in Minneapolis, Minnesota; we serve patients and physicians in 120 countries through 40,000 employees; and we are publicly traded on the New York Stock Exchange under the symbol MDT.

Our MISSION

To contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products that alleviate pain, restore health, and extend life.



Bob White, United States—pacemaker to treat irregular heartbeat



Ryan Mitchell, Australia—pacemaker and remote monitoring system to treat irregular heartbeat



Delphine Arduini, France—insulin pump to manage diabetes

Therapies that address many of the world's most pressing chronic diseases



Chronic disease is the leading cause of mortality worldwide and a significant financial burden on society. Our therapies treat numerous chronic conditions to help improve lives and reduce costs.

Cardiac Rhythm Disorders

1. Atrial Fibrillation*
2. Slow Heart Rates (Bradycardia)✧
3. Fast Heart Rates (Tachycardia)✧
4. Heart Failure✧
5. Asymptomatic, Irregular Heart Rates✧

Cardiovascular Diseases

6. Coronary Artery Disease
7. Heart Valve Disease
8. Aortic Disease
9. Peripheral Vascular Disease*

Spinal Conditions and Musculoskeletal Trauma

10. Cervical Herniated Disc†
11. Scoliosis†
12. Degenerative Disc Disease†
13. Spinal Fracture†
14. Lumbar Spinal Stenosis†
15. Sinus Augmentation†
16. Tibial Fractures†
17. Cranial and Pelvic Trauma†
18. Subdural Hematomas

Ear, Nose, and Throat Conditions

19. Sinus Diseases†
20. Thyroid Conditions
21. Otologic Disorders†
22. Sleep-Disordered Breathing
23. Pediatric Conditions†
24. Ménière's Disease

Neurological Disorders

25. Parkinson's Disease and Essential Tremor†
26. Dystonia†**
27. Hydrocephalus†
28. Obsessive-Compulsive Disorder**
29. Treatment-Resistant Depression*
30. Severe Spasticity associated with Multiple Sclerosis, Cerebral Palsy, Stroke, and Spinal Cord and Brain Injuries
31. Epilepsy†*
32. Brain Tumors and Other Lesions†
33. Chronic Pain, Cancer Pain, and Painful Neuropathy
34. Chronic Migraine*

Urological and Digestive Disorders

35. Overactive Bladder and Urinary Retention
36. Benign Prostatic Hyperplasia (BPH)
37. Gastroparesis**
38. Fecal Incontinence*

Diabetes

39. Diabetes

** Still in development or not cleared/approved for marketing in the United States.*

✧ Remote Monitoring available with select cardiac devices—Systems for clinicians to follow patients and their implanted cardiac devices remotely, eliminating the need for some in-office visits.

† Image-Guided Surgical Systems—Navigation systems that continuously track the precise position of a surgeon's instrument in the patient's anatomy during delicate surgery.

*** Humanitarian use device.*

Financial HIGHLIGHTS


Received SEC
JUL 19 2010
Washington, DC 20549

(dollars in millions, except per share data)	Fiscal Year 2006	2007	2008	2009	**2010**
Net sales	$11,292	$12,299	$13,515	$14,599	**$15,817**
Net earnings	2,519	2,703	2,138	2,070	**3,099[2]**
Special charges, restructuring charges, certain litigation charges, net, in-process research and development (IPR&D) and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments[1] (net of income taxes)	164	94	835	1,213	**478**
Net earnings excluding special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments	2,683	2,797	2,973	3,283	**3,577[2]**
Diluted earnings per share, as reported	2.07	2.32	1.87	1.84	**2.79[2]**
Special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments per diluted share	0.13	0.09	0.73	1.08	**0.43**
Diluted earnings per share excluding special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments	2.20	2.41	2.60	2.92	**3.22**
Dividends per share	0.39	0.44	0.50	0.75	**0.82**
Return on equity	24.6%	25.1%	18.2%	16.5%	**22.3%**
Research and development expense	$ 1,113	$ 1,239	$ 1,275	$ 1,355	**$ 1,460**
Closing stock price	50.12	53.60	49.42	29.58	**43.69**

(1) See Notes 2, 3, 4, 5, and 14 to the consolidated financial statements for further discussion.

(2) Net earnings and diluted earnings per share increased by 50 percent and 52 percent, respectively, over the prior year. After adjusting for the impact due to special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments, adjusted net earnings per share increased 9 percent and 10 percent, respectively, over the prior year.


Diluted Earnings Per Share
(in dollars)
$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
'06 '07 '08 '09 '10
Net Sales
(dollars in billions)
$16
12
8
4
0
'06 '07 '08 '09 '10
5-year CAGR* 9.5%
Research and Development Expense
(dollars in billions)
$1.5
1.2
0.9
0.6
0.3
0
'06 '07 '08 '09 '10
5-year CAGR* 8.9%
Closing Stock Price
(in dollars)
$60
50
40
30
20
10
0
'06 '07 '08 '09 '10
5-year CAGR* (3.7)%

Excluding special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments

As reported

5-year CAGR for diluted earnings per share, as reported 13.7%*

5-year CAGR for diluted earnings per share, excluding special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments 11.6%*

**Compound Annual Growth Rate*

Innovating for life.

As we celebrate the 50th anniversary of our Mission, we have never been more dedicated to achieving our goals. Our pipeline has never been more robust, our balance sheet more strong, our leadership team more aligned, or the time more right to change the way healthcare is delivered.

Dear Shareholders,

This year marks the 50th anniversary of our Mission—a Mission that remains unchanged from the original written by our co-founder, Earl Bakken, in 1960. As I reflect on this important milestone and its relevance today, I am reminded of what Earl intended when he put pen to paper. Implicit in the Medtronic Mission is the idea that innovation has the fundamental power to transform the lives of the patients we serve. Today, given the magnitude of the healthcare challenges before us and the solutions we're providing to patients across the globe, it has never been more true that Medtronic is *"Innovating for Life."*

If you ask any of the 40,000 people on our global team about innovation at Medtronic, the response unfailingly reflects a common theme: innovation is in our DNA; it's cultural, informing everything we think and do—from research and development, to quality and manufacturing, to sales and marketing, to training and education. Another common theme is *why we innovate*—our Mission—to alleviate pain, restore health, and extend life. We continue to owe Earl our deepest gratitude and respect, for he had the wisdom and the foresight to give us both our purpose and a roadmap for fulfilling it—something many companies spend their entire existence trying to figure out, and something we never take for granted.

While this is a special year to celebrate our history, we also know that to realize our Mission and Vision, we must always look forward. In the pages that follow, you will see some of the exciting ways we continue to break new ground, such as how we're redefining our business models to achieve our bold aspirations for global growth.

Market-leading performance

The environment in which we operate is continuously evolving. We're faced with instability in our global financial markets, increasing regulatory and clinical expectations, shifting payer dynamics, and increasing global competition. And yet, our opportunities have never been greater. Medtronic is extending our leadership in a number of ways that we believe will sustain us in the short term, prepare us for long-term growth, and help us maintain the market-leading performance our shareholders, customers, and employees have come to expect.

Fiscal year 2010 was another strong year for the company: We concluded with the first $4 billion quarter in our history. Our revenue grew by 8 percent to $15.817 billion. Net earnings and diluted earnings per share were $3.099 billion and $2.79, respectively. After adjusting for special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs, non-cash charge to interest expense due to the change in accounting rules governing convertible debt, and certain tax adjustments, adjusted fiscal year 2010 net earnings of $3.577[3] billion and diluted earnings per share of $3.22[3] increased over the prior year by 9[3] percent and 10[3] percent, respectively. We have one of the industry's strongest balance sheets and generate significant cash flow. We remain committed to returning a minimum of 40 percent to 50 percent of our free cash flow to shareholders, while investing to drive sustainable, profitable long-term growth. Overall, we continue to execute well on our "One Medtronic" strategy to drive market-leading performance.

Innovation

At no time in the company's 61-year history has innovation of all kinds been more important. Innovation has been at the root of our success and will continue to fuel our global growth as new therapies are approved and adopted as the standard of care around the world. Our most important measure of success is how often a life is touched by a Medtronic therapy. Today, every 4 seconds someone, somewhere in the world has their life saved or improved by one of our products.

In fiscal year 2010, we launched many significant new products, including a low-glucose suspend insulin pump and our second generation of advanced pacemakers designed specifically to endure the rigors of the MRI environment. Both of these are approved in Europe, but are not yet approved in the United States. In addition, we added a new platform within our drug-eluting stent portfolio, introduced a new spinal system to meet challenges of the upper thoracic spine, and launched a novel treatment for chronic rhinosinusitis. We also received Humanitarian Device Exemption approval for the Melody transcatheter pulmonary heart valve, which uses a minimally invasive procedure instead of cardiac surgery.

(3) See reconciliation of non-GAAP financial measures in the Financial Highlights section on page 1.



CEO Bill Hawkins (left) shows Medtronic co-founder Earl Bakken that his legacy of innovation continues with one of our newest therapies—a replacement heart valve delivered via catheter, making surgery much less invasive.

As we head into fiscal year 2011, our pipeline of innovative new products has never been fuller. We plan to launch more than 60 new products around the world over the next two years, including CryoCath for atrial fibrillation; Protecta ICD with proprietary shock-reduction; Solera, a state-of-the-art posterior fixation system for spinal surgery; AMPLIFY, a bone morphogenetic protein therapy for posterolateral spinal applications; Comfort Sensor for continuous glucose monitoring; Resolute and Integrity, two innovative coronary stents; RestoreSensor, a neurostimulator that automatically adjusts stimulation based on body position and activity; and InterStim for fecal incontinence in the United States.

Innovation at Medtronic could originate from an employee who has a bold idea, a physician who strives daily to improve patient lives, or a partnership we share with leading hospitals and universities. There are thousands of people in our industry working together to develop new therapies, and we're all part of an exciting revolution happening across healthcare.

This revolution is driven by the rapid convergence of innovative technologies across the engineering, life, and information sciences—and Medtronic sits at the epicenter. Through our combination of diagnostic, therapeutic, and monitoring technologies, we now have the ability to treat and manage disease along the entire continuum of care and change the way healthcare is delivered.

Just imagine a world where one day many of the most debilitating chronic diseases are managed systematically, comprehensively, and even remotely, as patients, physicians, and hospitals are connected in a seamless web of wireless technology. Or imagine a day when many of today's invasive surgical procedures will be routinely performed on an outpatient basis. Advances like these are not far away. They are already empowering patients, reducing healthcare costs, and providing solutions across the globe to meet society's most pressing healthcare challenges.

A critical source of this innovation is our collaboration with the industry's best and brightest physicians. One key area where we extended our leadership was through greater transparency of these important relationships. The trust and confidence in our industry is at stake, and we will help rebuild this trust by continuing to demonstrate our leadership in matters of ethics and integrity.

To that end, we were among the first healthcare companies to make our consulting payments to doctors transparent. Early in fiscal year 2010, we announced plans to voluntarily disclose all consulting payments to our physician partners on Medtronic's website. I'm pleased to report that as of May 31, 2010, the Physician Collaboration Section of our website went live. We encourage others in the industry to provide similar information to help patients make more informed decisions about their healthcare.

Global growth

We are committed to making a sustained, global impact in the fight against chronic disease. Currently, Medtronic derives about 41 percent of our revenues outside of the United States. Given that 95 percent of the world's population resides outside the United States, and that chronic disease is the leading cause of death globally, we know we must continue to expand our presence in rapidly growing global markets. We must become a truly "boundaryless" organization.

*Antoinette Walters, shown here and on the cover, had such a severe lumbar scoliosis that the pain incapacitated her, and the deformity was progressively getting worse. Then she underwent spinal fusion surgery using Medtronic spinal products to correct the alignment. Today, Antoinette's spine is much straighter, her pain is virtually gone, and she is several inches taller.**

** Individual patient results may vary.*



In order to more effectively address key differences in global markets, we recently modified our strategy for global growth. Rather than define our business in terms of United States and international markets, we will now focus and organize our resources around developed markets and emerging markets.

In the developed markets, including the United States, our focus will be on rapid innovation of technologies that have the potential to impact some of the world's most difficult-to-treat chronic diseases, while continuing to reinforce and build the body of evidence that will make them the standard of care. In emerging markets, such as China, India, Brazil, Russia, and the Middle East and Africa, our focus will be to build the distribution, training, education, and other healthcare infrastructure needed to ensure greater access to our products and therapies.

Going forward, our success will be driven by leveraging what is already the strongest global footprint in medical technology. Currently, we have more than 16,000 people located outside the United States, serving physicians and patients in more than 120 countries. We recently opened new state-of-the-art facilities in Singapore, Russia, Ireland, Canada, Brazil, and Mexico. This geographic diversity, along with our broad, diversified product portfolio, gives Medtronic incredible strength and competitive advantage.

Global health; global citizenship

In September 2011, the United Nations General Assembly will, for the first time ever, hold a summit on noncommunicable disease. This unprecedented event is extraordinary in recognizing the growing burden of chronic disease around the world, especially in developing nations.

As a global leader in medical technology and a company dedicated to corporate citizenship, we applaud this action and stand committed to contribute. With unmatched urgency, we are aligning our people, our products, and our giving to improve the way people with chronic disease are cared for around the world—no matter where they live or what their economic status.

Through the Medtronic Foundation, we invested nearly $30 million worldwide in fiscal year 2010 to educate healthcare professionals in countries that lack critical infrastructure; support leading patient advocacy groups in Europe, Japan, and North America; and fund programs that will help generate the next generation of healthcare innovators. We nearly tripled donations of our life-saving products from $6.8 million in fiscal year 2009 to $18 million in fiscal year 2010.

For example, we donated nearly $900,000 in medical devices and surgical supplies to relief efforts in Haiti following the catastrophic earthquake that devastated the country. These donations were part of our $2.1 million total contribution to the effort. In addition, hundreds of employees packed meals, provided on-site medical care, and made their own financial contributions.

This fiscal year in the United States, we will triple the Foundation's resources to improve survival rates from sudden cardiac arrest, which kills more Americans annually than any other disease. We never forget that the very nature of our products makes corporate citizenship our business.

Our people: innovators for life

At the heart of Medtronic's innovation are the people who generate ideas and bring them to life in the form of a new or improved product or therapy. The power of our employees cannot be overstated; they devote their lives, every day, to improving the lives of others. They make our Mission more than words on a page by proudly living the Mission through their every action. It is with humble gratitude and great pride that I wish to thank all of them for their continued dedication, commitment, and passion.

In the year of the 50th anniversary of our Mission, we have never been more focused on or more dedicated to achieving our goals. Our pipeline has never been more robust, our balance sheet more strong, our leadership team more aligned, or the time more right to change the way that healthcare is delivered. Our global depth and breadth and unrelenting focus on innovation will continue to distinguish us through these challenging, but opportune, times.

Sincerely,

William A. Hawkins
Chairman and Chief Executive Officer

Unleashing Innovation

In Medtronic's early days, co-founder Earl Bakken walked around encouraging employees to unleash their imaginations and follow their hunches. Today, we nurture our culture of innovation through more formal tools like collaboration blogs and internal grants.

Senior Scientist Brian Lee is working on the next generation of a product that would not exist if it weren't for a special internal grant program.

The Quest program is an internal venturing program started in 1989 to provide technology funding to Medtronic scientists and engineers to test new ideas for possible advancement. Employees apply for Quest grants, and a committee of senior technical employees chooses which projects will receive up to $50,000 in seed money. Since its inception, the Quest program has awarded 165 grants. Roughly 25 percent of projects gain additional funding and eventually become a product or some part of a Medtronic therapy, like Brian Lee's.

Back in 1989, Lee heard about a doctor's frustration at not having an adequate tool to diagnose the cause of his patients' debilitating syncope (unexplained fainting). Lee had an idea for a more effective diagnostic tool. While the idea fell outside Medtronic's normal activities, he was able to gain funding through a Quest grant to explore his idea.

"Syncope is often the result of abnormal heart rhythms, so we needed to record patients' heart rhythms during



Senior Scientist Brian Lee with the product he developed through a Quest grant.

their infrequent fainting episodes," Lee said. "At the time, there were external diagnostic tools being used, like 24-hour Holter monitors, but they can't be worn long enough to capture infrequent syncope. I had the idea to modify a pacemaker, adding self-contained electrodes, and implant it just below the skin. It would be with the patients for a year, endlessly recording their electrocardiogram (ECG) signals in a looping mode. When the patients recovered from their syncope, they were told to wave a small magnet across their chest, which would freeze the critical ECG evidence in memory for the physician."

Working with the doctor who requested the device, Medtronic researchers demonstrated feasibility with patient volunteers. That led to additional Quest funding, successful human clinical trials, and eventually commercial release in 1997. "It was so exciting to see my idea out there actually helping patients turn their lives around," Lee said. "And it was exciting to work on. Quest projects are like badges of honor. They say, 'Hey, my idea is being taken seriously.' Other employees are eager to help you because there's such an entrepreneurial spirit around Quest projects."

Today, Lee is working on a next generation of his product, the Reveal Insertable Loop Recorder, which is also being used to help diagnose and manage atrial fibrillation, a far more prevalent problem than syncope. The next-generation device is planned to be about one-tenth the size and injectable, making it much less invasive.

Making Devices for Use with MRI

Medtronic introduced the world's first pacing system that's designed for use in magnetic resonance imaging (MRI) systems—so pacemaker patients can have access to the potentially life-saving diagnostic tool.

Every 5 minutes, a patient with an implanted cardiac device is denied MRI,(1) which can interfere with device operation and damage system components.

"Doctors often must either forego the potentially life-saving benefits of MRI or accept the significant risks associated with scanning patients who have certain implantable devices," said Pat Mackin, president of our Cardiac Rhythm Disease Management business. "According to physicians, MRI safety and accessibility for the millions of people who have pacemakers and other implantable devices is a serious unmet medical need."

Not for long.

Medtronic introduced the world's first pacing system for use in MRI systems. The first generation of these devices became available in Europe in 2008, and we're now in the process of seeking FDA approval for a similar device in the United States.

Medtronic designed an entire system—pulse generator, leads, and software—that addresses the impact of the MRI environment. One of the compatibility issues with current systems is the possibility of pacing interference. "Electrical stimulation devices can misinterpret MRI-generated electrical noise and withhold or deliver unnecessary pacing therapy," said Jeff Burrows, MRI team leader. "We developed a special programming feature so the device can be set to an appropriate mode for the MRI environment."

Another issue with current devices has to do with their leads, which are insulated wires that run from the stimulation device to the target area of the body—in this case, the heart.

"The lead wires act as an antenna. They pick up energy from the MRI, and that extra energy is carried along the lead wire," Burrows said. At one end, the dissipation of this extra energy can overheat and damage human tissue. At the other end, it can damage the device's sensitive electronics.

Our MRI pacemaker system was designed to manage the safe dissipation of the extra energy without compromising therapeutic stimulation. "Our goal is to make devices that can be used safely in an MRI environment," Burrows said, "while maintaining their current therapeutic value, reliability, and safety."


Medtronic
Advisa DR MRI SureScan
SN PTA600000S
EMDR01 OAE-DDDR
CH

*Advisa DR MRI SureScan Pacing System**

*Not approved for marketing in the United States.

(1) Medtronic data on file.


PHILIPS

Len Reed of Cincinnati, Ohio, is a grateful participant in a U.S. clinical trial for our MR-conditional pacemaker.

MRI Benefits

Magnetic resonance imaging offers a level of detail and clarity not offered by other imaging approaches, which is why many health-care professionals consider it to be the optimal imaging approach. MRI allows doctors to see internal organs, blood vessels, muscles, joints, tumors, and areas of infection without X-rays or surgery, and without exposing the patient to any ionizing radiation. Without access to MRI, patients may not be receiving optimal clinical care, and diagnosis and treatment of serious medical conditions may be delayed.

How MRI Works

The MRI machine creates a magnetic field, sends radio waves through the body, then measures the response with a computer, creating an image of the inside of the body.

Life-Saving Serendipity

A simple cataract surgery led to a series of events that ultimately saved Len Reed's life. "I went in to have a cataract removed, which is just day surgery," said Len, a retired sales representative who now travels for fun with his wife. "The doctors noticed that my heart rate was quite low, so they took me by ambulance to a hospital. After a series of tests, they said I needed a pacemaker. They asked if I'd like to be part of a Medtronic clinical study testing a new pacemaker that can be used in MRI machines. I didn't think I'd ever need an MRI, but thought it could help other people, so I said, 'Sure.' A few months later, I had a routine MRI for the study and suddenly my doctor called. The MRI found a spot on my kidney. They did more tests and it was cancer, so they removed my kidney. A month after that, I celebrated my 80th birthday with my family at a Cincinnati Reds baseball game. Amazing. I think all those things happened for a reason."***

*Not approved for marketing in the United States.

**Individual patient results may vary.

Collaborating to Develop New DBS Therapies

Medtronic was recently recognized by MIT Technology Review *as one of the 50 most innovative companies for our continuing leadership in developing deep brain stimulation (DBS) therapy. The honor should extend to the many physicians who have collaborated with us from the very beginning.*

Physicians play a vital role in therapy and product innovation. They provide the vision, insight, and deep clinical understanding that can only come from those who provide medical care every day for people with debilitating conditions.

The evolution of DBS therapy is a good example of collaboration. From movement disorders like essential tremor, Parkinson's disease, and dystonia to psychiatric disorders like obsessive-compulsive disorder (OCD) and depression,* each new DBS application is the result of physicians who "connect the dots" between an existing and potential usage. Physicians are able to do this because of their unique understanding of individual patients, neuroanatomy, physiology, and unmet medical needs.

In the 1980s, Medtronic collaborated with French neurosurgeon Prof. Alim-Louis Benabid and neurologist Prof. Pierre Pollack, who together pioneered the use of DBS to treat essential tremor, a movement disorder that causes a rhythmic, debilitating trembling of the hands, legs, or other body parts.

"At the time, neurosurgeons were treating essential tremor by ablating a section of brain influencing the tremors," said Mark Rise, Ph.D., a Distinguished Scientist on the Medtronic

*Currently under clinical study.



Prof. Alim-Louis Benabid (center) pioneered the use of deep brain stimulation to treat essential tremor and Parkinson's disease, then worked with a Medtronic team to make the therapy available globally to qualified centers for appropriate patients. The team included Scientist Frans Gielen, Ph.D., (left) and Clinical Research Director Keith Mullett (right).



Veronique Fourmanior, a patient of Prof. Benabid, found relief from Parkinson's disease symptoms with Medtronic Deep Brain Stimulation (DBS) Therapy.



Medtronic Distinguished Scientists Mark Rise, Ph.D., (second from left) and Paul Stypulkowski, Ph.D., (far right) collaborate regularly with neurosurgeon Dr. Ali Rezai (far left) and psychiatrist Dr. Donald Malone Jr. who worked together at Cleveland Clinic. "We each bring different strengths to the table," said Stypulkowski of their work to develop DBS for treating psychiatric disorders. "The medical doctors understand the clinical and surgical perspective, and neuroscience related to the disorders. We understand the technology and how to apply it for their clinical needs."



This post-operative X-ray shows the target area for delivering DBS therapy to treat obsessive-compulsive disorder (OCD). The targets for treating Parkinson's disease, essential tremor, and dystonia are all within centimeters of the OCD target.

team that worked with the pair to fully develop DBS for movement disorders. "However, it was very difficult to find exactly the right spot in the brain. To help qualify locations, surgeons would stimulate various parts of the brain, and when the tremors stopped, they knew that was the area to ablate," Rise explained. "The doctors made the connection to use chronic stimulation as the therapy, not just the tool to identify the location in the brain."

In the late 1990s, Belgian neurosurgeon Prof. Bart Nuttin made a similar connection for treating severe OCD, which also was historically treated by lesioning a portion of the brain.

"Prof. Nuttin's early investigations with DBS to treat OCD caught the attention of psychiatrists and neurosurgeons from other leading institutions. Medtronic helped bring these physicians together as a collaborative working group to support the pursuit of DBS applications for severe psychiatric conditions," said Paul Stypulkowski, Ph.D., Medtronic Distinguished Scientist. The collective work of these researchers resulted in Medtronic DBS Therapy being FDA-approved for severe OCD,** the first commercial use of DBS for a psychiatric indication.

***Medtronic Reclaim DBS Therapy for OCD is approved under a Humanitarian Device Exemption (HDE).*

Now, the group is exploring DBS to treat depression. "While DBS therapy for OCD is intended to treat the severe anxiety associated with OCD, a noticeable benefit in some patients was mood improvement and a reduction in depressive symptoms," Stypulkowski said. "After this was observed, we worked with several leading researchers in this area to explore the potential for DBS in depression. We started by supporting small trials in collaboration with physicians. Since then, we've taken what we learned from that experience to develop a well-designed clinical trial as part of our intention to pursue this indication."

One of the team members, Dr. Donald Malone Jr., Director of the Center for Behavioral Health at Cleveland Clinic, appreciates Medtronic's unique approach to collaboration. "With Medtronic, we actually work with scientists. We're not being asked by a business person how many of these we think we can sell. We're being asked by technical people to discuss the pros and cons of various stimulation parameters and electrode placements. This is true scientific collaboration."

Improving Accuracy and Safety in the Operating Room

Since 1991, we've been providing surgical imaging, navigation, and intraoperative monitoring systems that help surgeons "see" to deliver our therapies more precisely.

Imagine placing a lead wire for a deep brain stimulator in exactly the right spot of the brain to suppress essential tremor. Or avoiding critical anatomy in the spinal cord while removing a tumor. Surgeons can perform these precise tasks with greater accuracy using Medtronic surgical imaging, navigation, and intraoperative monitoring tools.

Essentially, these tools help deliver the right information, in the right format, at the right time to the surgeon and staff. Key benefits of our surgical tools include:

- *Accuracy:* Surgeons can see on a screen the exact location of their instruments in the body. This is especially helpful deep in the body where sightlines are impossible. By navigating more precisely, surgeons can perform less-invasive procedures and help improve clinical outcomes.
- *Safety:* Operating room staff are exposed to less radiation than with standard fluoroscopy imaging during orthopedic procedures.
- *Fewer Revision Surgeries:* Surgeons can confirm exact placement of therapies within the patient during surgery, reducing the need for revision surgeries.



Prior to removing a tumor, surgeons can use our Advanced Visualization and Planning Tool to see the exact location of the tumor, as well as critical fibers nearby to avoid. The critical fibers are shown in red and green. The tumor is gray on the left scan, and a dark mass on the center and right scans.


MAQUET

Dr. Lawrence Lenke, one of the world's foremost leaders in spinal deformity surgery, uses a Medtronic surgical navigation tool to help him place screws during spinal fusion surgery.

"Before I started using Medtronic surgical navigation tools during spinal fusion surgery, I would close up the patient and then do a CT scan after surgery to see if the screws were placed in the right location," said Dr. Lawrence Lenke, Professor of Orthopaedic Surgery at Washington University School of Medicine in St. Louis, Missouri. "If not, we'd have to occasionally return to the OR, which was costly and inconvenient for everyone involved, especially the patient.

"With Medtronic's surgical navigation systems," he said, "I can see the exact location, so I have visual confirmation that the screws are in the right position."

Even more important than avoiding a repeat surgery is avoiding damage to surrounding anatomy, another benefit of our navigation, imaging, and intraoperative monitoring tools. "Placing screws accurately in the spine is a huge safety issue," Dr. Lenke said. "I'm working within a millimeter of vital structures, including the spinal cord and nerves exiting from it, along with large blood vessels directly outside the vertebrae. I can't be wrong."

Investigating Targeted Drug Delivery to Treat Neurodegeneration

In 1981, Medtronic introduced a novel medical concept: targeted drug delivery. Today, we're exploring the technology as a way to overcome the challenges of the body's blood-brain barrier.

In 1981, we developed the world's first fully programmable, implantable drug pump designed to treat cancer pain. Unlike oral medications that affect the whole body and typically require large doses, our drug pump requires a lower effective dose because it delivers medication directly where it's needed—to the fluid-filled space in the spinal cord where there are pain receptors.

Since then, we've developed other therapies using our drug pump technology. They include therapies to treat the muscle tightness associated with severe spasticity—from cerebral palsy, traumatic brain or spinal cord injury, multiple sclerosis, or stroke.

Today, we're exploring another novel concept: drug pumps to deliver medication to the brain—with the promise of new therapies that may someday stop the progression of diseases, not just treat their symptoms. We're conducting preclinical studies to demonstrate the feasibility of intracranial or targeted brain infusion to treat chronic, debilitating neurological conditions like Huntington's, Parkinson's, and Alzheimer's disease.

A closer look at our Alzheimer's research demonstrates why targeted drug delivery in the brain has so much potential. "In the case of Alzheimer's and other neurodegenerative diseases, deterioration is generally localized within the brain," said Lisa Shafer, Ph.D., Principal Scientist and Research Manager in our Neuromodulation business. "Developing targeted therapies that can help address these debilitating neurological conditions is challenging due to the barrier that surrounds the brain," she said.


A
B
C

In a preclinical study, Medtronic researchers demonstrated that delivering antibodies directly to the brain (C) reduced the plaque-forming protein thought responsible for Alzheimer's disease better than antibodies delivered systemically (B). Image (A) is a non-treated brain.



Lisa Shafer, Ph.D., is part of a team of Medtronic scientists working on delivering medications directly to the brain. They hope to understand the potential for therapies that may be able to stop the neurodegeneration associated with debilitating diseases like Alzheimer's.

"Some current clinical trials are investigating intravenous injection of therapeutic antibodies, with the goal of neutralizing and/or clearing the plaque-forming amyloid protein suspected to be responsible for the majority of neurological deterioration associated with Alzheimer's disease," she said. "But with intravenous injection, the antibody molecules may be too large to pass through the blood-brain barrier effectively. That's why there is a need for technology that can safely deliver antibodies to the brain."

Shafer and her team are using our drug-delivery technology to slowly deliver plaque-fighting antibodies directly into the brain. "In recent preclinical studies, we demonstrated that delivering the antibodies directly to the brain required significantly lower doses than systemic delivery, with better efficacy and safety," Shafer said.

While her team's work has caught the attention of the medical community—following results published in the *Proceedings of the National Academy of Sciences*—Shafer noted that the work is very preliminary. "While we are excited about the results of our preclinical studies, we still have years of research and testing to determine if we are able to develop a therapy that can help treat Alzheimer's disease and other chronic neurological conditions."

Innovating How We Reach Emerging Markets

To better serve the Chinese spinal market and expand our geographic reach, we entered into a creative partnership that is helping us overcome key distribution challenges in Asia's largest country.

"Our challenges in China relate to economics and education," said Brad Cannon, Medtronic Vice President of International. "China has very distinct economic segments, and the majority of patients self pay for healthcare, so few Chinese patients can afford our imported spinal products," he said. The other challenge is educating rural physicians about more sophisticated spinal treatments.

The innovative solution was a joint venture with China's leading manufacturer of medical devices, Shandong Weigao Group Medical Polymer Company Limited, known as Weigao.

Through the joint venture, we're both marketing Medtronic's spinal products and Weigao's orthopedic products, which include therapies for the hip, knee, spine, and trauma.

The greatest benefit to each company is access to new physician and patient populations, because the combined company offers a broader range of products across all economic tiers. These combined product offerings could be used in more than 120,000 surgical cases a year at 750 value-segment provincial and municipal hospitals in China.

Other key benefits to each stakeholder group include:

For Medtronic

"We're gaining important market knowledge from our partners," Cannon said. "There are local customs and practices we didn't know about before, like how to effectively promote therapies in smaller, less-developed cities."

Another benefit of the partnership is that it serves as a model for distribution in other developing countries. "We're investigating how to expand this approach to new markets," Cannon said.



Dr. Yong Qiu, Chief Spinal Surgeon at Nanjing Drum Tower Hospital, visits a rural Chinese hospital to treat scoliosis patients, who now have access to Medtronic's spinal surgery products.



Dr. Yong Qiu is helping the joint venture train doctors to perform scoliosis surgery. Today, only about 2,000 Chinese scoliosis patients a year are treated via surgery, yet there are 3 million scoliosis patients who could benefit from it.



Chinese spinal and orthopedic patients have the most to gain from a joint venture between Medtronic and Weigao. They gain access to potentially life-changing therapies.

For Weigao

The Chinese company benefits from our manufacturing expertise. "Medtronic shares manufacturing best practices with us," said Huawei Zhang, Vice Chairman of Weigao and Director of the joint venture. "They have helped us upgrade technology, improve product design, and better monitor mass production to improve quality control."

In addition, being associated with Medtronic has raised Weigao's profile. "Partnering with Medtronic, the undisputed leader in spinal implant products, has brought us more opportunities to collaborate with other multinational companies," Zhang said.

For Physicians and Patients

Physicians are increasing their knowledge of available products, and being trained how to safely and effectively use them. "Professional education is a key component of the joint venture. While physicians at China's academic centers are already well trained on sophisticated spinal products, most rural doctors aren't," Cannon said.

For patients, the benefit is access to life-changing therapies that weren't available to them before.

"I saw a 6-year-old girl in China with severe scoliosis who literally would have died without fusion surgery to reconstruct her spine," Cannon said. "The deformity was so severe it was collapsing her cardiothoracic cavity and eventually she would have suffocated. In this case," he said, "it wasn't enough that we created these wonderful, innovative products. We also had to be innovative in how we could get the products to this girl who needed them."

Medtronic-Weigao Joint Venture At A Glance

Interests:	*51% Medtronic* *49% Weigao*
Employees:	*70 Medtronic* *60 Weigao*
Headquarters:	*Weihai, Shandong Province, China*
Products:	*Spinal surgery products* *Orthopedic products* *Trauma and biologic products*

Demonstrating Economic Value

With accelerating focus on the economic value of medical therapies, Medtronic is developing innovative approaches to demonstrate the value of our products and therapies.

We recently established a Health Economics Center of Excellence, comprising internal and external health economic experts from around the globe. This virtual team is evaluating the value of our therapies and working to shape payment policy innovations.

With U.S. healthcare reform, there's increasing demand to develop new methods of paying providers that both reward improvements in quality of care and lower costs.

Currently, healthcare providers are paid under separate fee-for-service payment systems that reward volume of services. Many experts believe that higher-quality, lower-cost healthcare demands new payment systems that reward coordinated care. For example, combining payments for doctors, hospitals, and other post-acute care providers into bundled payments could create incentives for more coordinated treatment following hospitalization and improved patient outcomes.

To help develop possible bundled payment solutions, we're analyzing the same data and methodologies that payers like Medicare use when they develop coverage and payment policies. We'll use our results to recommend bundled payment structures that encourage high-quality, coordinated care and ensure appropriate access to device-based therapies.

We're also using economic data to create cost-effectiveness models that reflect local environments. For example, we developed a cost-effectiveness model evaluating spinal cord stimulation (SCS) for the treatment of failed back surgery syndrome to gain coverage in the United Kingdom. The model, which was validated by the National Institute of Health and Clinical Excellence (NICE), found SCS in combination with medical management provides good value for the money compared to medical management alone.

Currently, we're using economic data from U.S. payers to adapt the SCS model to reflect the U.S. healthcare environment and demonstrate the therapy's value in the U.S. population.

By playing a more active role in shaping payment policy and enhancing our ability to demonstrate the value of our therapies, we're helping ensure society has the highest-quality, most-efficient healthcare systems possible.


RESTOREULTRA




LOW
SUSPEND
ACT

Through our new Health Economics Center of Excellence, we're working to demonstrate the value of our innovative therapies, such as the RestoreULTRA neurostimulator for chronic back and leg pain (left), Valiant Captivia thoracic stent graft system (center), and Paradigm Veo insulin pump system.**

** Not cleared/approved for marketing in the United States.*

Table of Contents

Financial Section

Management's Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 30, 2010 and April 24, 2009 and for each of the three fiscal years ended April 30, 2010, April 24, 2009 and April 25, 2008.

Organization of Financial Information Management's discussion and analysis, presented on pages 1 to 45 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

The consolidated financial statements are presented on pages 48 to 101 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders' equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

Financial Trends Throughout this management's discussion and analysis, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special charges (such as asset impairments or contributions to The Medtronic Foundation), restructuring charges, certain litigation charges, net, purchased in-process research and development (IPR&D) and certain acquisition-related costs, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges or benefits is important to understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments is necessary in order to estimate the likelihood that financial trends may continue.

Our fiscal year-end is the last Friday in April, and, therefore, the total weeks in a fiscal year can fluctuate between 52 and 53 weeks. Fiscal years 2009 and 2008 consisted of 52 weeks. Fiscal year 2010 was a 53-week year, resulting in a favorable impact on our net sales compared to the prior fiscal year.

Executive Level Overview

We are the global leader in medical technology—alleviating pain, restoring health and extending life for millions of people around the world. We function in seven operating segments, consisting of Cardiac Rhythm Disease Management (CRDM), Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies and Physio-Control.

Through these seven operating segments, we develop, manufacture and market our medical devices in more than 120 countries. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes and ear, nose and throat conditions.

Net earnings for the fiscal year ended April 30, 2010 were $3.099 billion, a 50 percent increase from net earnings of $2.070 billion for the fiscal year ended April 24, 2009. Diluted earnings per share were $2.79 and $1.84 for the fiscal years ended April 30, 2010 and April 24, 2009, respectively. Fiscal year 2010 net earnings included after-tax restructuring charges, certain litigation charges, net, and IPR&D and certain acquisition-related costs that decreased net earnings by $374 million and had a $0.34 impact on diluted earnings per share. Fiscal year 2009 net earnings included after-tax special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments that decreased net earnings by $1.114 billion and had a $0.99 impact on diluted earnings per share. See further discussion of these charges/benefits in the "Special Charges, Restructuring Charges, Certain Litigation Charges, Net, IPR&D and Certain Acquisition-Related Costs and Certain Tax Adjustments" section of this management's discussion and analysis.

	Net Sales		
	Fiscal Year		
(dollars in millions)	**2010**	2009	% Change
Cardiac Rhythm Disease Management	**$ 5,268**	$ 5,014	5%
Spinal	**3,500**	3,400	3
CardioVascular	**2,864**	2,437	18
Neuromodulation	**1,560**	1,434	9
Diabetes	**1,237**	1,114	11
Surgical Technologies	**963**	857	12
Physio-Control	**425**	343	24
Total Net Sales	**$15,817**	$14,599	8%

Net sales in fiscal year 2010 were $15.817 billion, an increase of 8 percent from the prior fiscal year. Foreign currency translation had a favorable impact of $113 million on net sales when compared to the prior fiscal year. The net sales increase in the current fiscal year was driven by double digit sales growth in four of our operating segments. Sales outside the United States (U.S.) were $6.451 billion compared to $5.612 billion for the prior fiscal year. Growth outside the U.S. continued to be strong, with six of our operating segments achieving double digit growth rates. See our discussion in the "Net Sales" section of this management's discussion and analysis for more information on the results of our significant operating segments.

We remain committed to our Mission of developing lifesaving and life-enhancing therapies to alleviate pain, restore health and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We work to improve patient access through well-planned studies which show the safety, efficacy and cost-effectiveness of our therapies, and our alliances with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using principles of our Mission, our strong product pipelines and continued commitment to innovative research and development.

Other Matters

We routinely interact with physicians and other healthcare providers in order to foster innovations in support of our Mission to improve the lives of individuals. In particular, we pay consulting fees for education and training, clinical trial design and administration, and product design and safety, and we pay royalties to physicians who make inventive contributions. To increase transparency about our policies relating to payments to physicians, we have voluntarily decided to disclose our payments of $5,000 or more made to U.S. physicians for consulting fees, royalties or honoraria, beginning in May 2010. The registry of physician payments can be accessed at www.medtronic.com/collaboration.

Critical Accounting Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, valuation of equity and debt securities and income tax reserves are updated as appropriate, which in most cases is quarterly. We base our estimates on historical experience, actuarial valuations or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 17 to the consolidated financial statements. While it is not possible to predict the outcome for most of the matters discussed in Note 17 to the consolidated financial statements, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position or cash flows.

Tax Strategies Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. These reserves are established and adjusted in accordance with the principles of U.S. GAAP. Under U.S. GAAP, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

In the event there is a special or restructuring charge, certain litigation charge, net and/or IPR&D and certain acquisition-related costs recognized in our operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, we often refer to our tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special and restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments. We believe that this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

Tax regulations require certain items to be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return but has not yet been recognized as an expense in our consolidated statements of earnings.

The Company's overall tax rate including the tax impact of restructuring charges, certain litigation charges, net and IPR&D and certain acquisition-related costs has resulted in an effective tax rate of 21.9 percent for fiscal year 2010. Excluding the impact of the restructuring charges, certain litigation charges, net, and IPR&D and certain acquisition-related costs, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 21.5 percent versus the U.S. Federal statutory rate of 35.0 percent. An increase in our nominal tax rate of 1.0 percent would have resulted in an additional income tax provision for the fiscal year ended April 30, 2010 of approximately $44 million. See the discussion of our tax rate and tax adjustments in the "Income Taxes" section of this management's discussion and analysis.

Valuation of IPR&D, Contingent Consideration, Goodwill and Other Intangible Assets When we acquire a business, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For IPR&D, these valuation methodologies include consideration of the risk of the project not achieving commercial feasibility.

Contingent consideration is recorded at the acquisition date at the estimated fair value of the contingent milestone payments for all acquisitions subsequent to April 24, 2009. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense in our consolidated statements of earnings.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest that the carrying amount may be impaired.

The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining assumptions necessary to estimate fair value, including projected future cash flows. Goodwill was $8.391 billion and $8.195 billion as of April 30, 2010 and April 24, 2009, respectively.

Other intangible assets include patents, trademarks, purchased technology and IPR&D. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. We review all intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $2.559 billion and $2.477 billion as of April 30, 2010 and April 24, 2009, respectively.

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2010, 2009 and 2008:

	Net Sales Fiscal Year			Net Sales Fiscal Year		
(dollars in millions)	**2010**	2009	% Change	2009	2008	% Change
Defibrillation Systems	$ 3,167	$ 2,962	7%	$ 2,962	$ 2,897	2%
Pacing Systems	1,987	1,984	—	1,984	2,008	(1)
Other	114	68	68	68	58	17
CARDIAC RHYTHM DISEASE MANAGEMENT	**5,268**	5,014	5	5,014	4,963	1
Core Spinal	2,632	2,560	3	2,560	2,167	18
Biologics	868	840	3	840	815	3
SPINAL	**3,500**	3,400	3	3,400	2,982	14
Coronary	1,489	1,292	15	1,292	1,118	16
Structural Heart	880	747	18	747	728	3
Endovascular	495	398	24	398	285	40
CARDIOVASCULAR	**2,864**	2,437	18	2,437	2,131	14
NEUROMODULATION	**1,560**	1,434	9	1,434	1,311	9
DIABETES	**1,237**	1,114	11	1,114	1,019	9
SURGICAL TECHNOLOGIES	**963**	857	12	857	780	10
PHYSIO-CONTROL	**425**	343	24	343	329	4
TOTAL	**$15,817**	$14,599	8%	$14,599	$13,515	8%

In fiscal years 2010 and 2009, net sales were favorably/(unfavorably) impacted by foreign currency translation of $113 million and $(100) million, respectively. The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the "Market Risk" section of this management's discussion and analysis and Note 10 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

Forward-looking statements are subject to risk factors. See "Risk Factors" set forth in our Annual Report on Form 10-K and "Cautionary Factors That May Affect Future Results" in this management's discussion and analysis for more information on these important risk factors.

Cardiac Rhythm Disease Management CRDM products consist primarily of pacemakers, implantable defibrillators, leads and delivery systems, ablation products, electrophysiology catheters, products for the treatment of atrial fibrillation (AF) and information systems for the management of patients with our CRDM devices. CRDM fiscal year 2010 net sales were $5.268 billion, an increase of 5 percent over the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $41 million when compared to the prior fiscal year.

Worldwide net sales of Defibrillation Systems, our largest product line, for fiscal year 2010 were $3.167 billion, an increase of 7 percent when compared to the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $16 million when compared to the prior fiscal year. Net sales growth was primarily a result of worldwide net sales of our Vision 3D portfolio, specifically from worldwide sales of Secura implantable cardioverter defibrillators (ICDs) and Consulta cardiac resynchronization therapy-defibrillators (CRT-Ds), but was partially impacted by continued pricing pressures. We continue to see a shift in product mix toward CRT-Ds. Both the Secura ICDs and Consulta CRT-Ds feature OptiVol Fluid Status Monitoring (OptiVol) and Conexus wireless technology which allows for remote transfer of patient data and enables easier communication between the implanted device and programmer at the time of implant, during follow-up in a clinician's office or remotely using a patient home monitor. Additionally, net sales in the U.S. were positively impacted by the temporary suspension of sales of a competitor's products during a portion of the fourth quarter of fiscal year 2010 and also the Attain Ability left-heart lead. The Attain Ability left-heart lead, which became commercially available in the U.S. in the first quarter of fiscal year 2010, offers a thin lead body, providing physicians a tool to deliver therapy to hard-to-reach areas of the heart in heart failure patients.

Pacing Systems net sales for fiscal year 2010 remained flat at $1.987 billion when compared to the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $21 million when compared to the prior fiscal year. Net sales remained flat for the fiscal year primarily as a result of modest growth outside the U.S. in the Adapta family of pacemakers, but were offset by continued pressure in the Japan market as a result of the Kappa/Sigma field action that was announced early in fiscal year 2010, as well as continued pricing pressures. The Adapta family of pacemakers incorporates several automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician's office. Adapta offers Managed Ventricular Pacing, which is an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle may decrease the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.

Fiscal year 2010 Defibrillation and Pacing Systems sales benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the patient's medical team with a comprehensive view of how the device and patient's heart are operating. Today, approximately 500,000 patients are being monitored through Medtronic's CareLink Service worldwide, up from approximately 400,000 patients being monitored a year ago.

CRDM fiscal year 2009 net sales were $5.014 billion, an increase of 1 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $25 million when compared to the prior fiscal year.

Worldwide net sales of Defibrillation Systems, our largest product line, for fiscal year 2009 were $2.962 billion, an increase of 2 percent when compared to the prior fiscal year. Net sales growth was primarily a result of worldwide net sales of Secura

ICDs and Consulta CRT-Ds. In addition, net sales for the comparative period were negatively impacted by our voluntary suspension of worldwide distribution of Sprint Fidelis leads in the second quarter of fiscal year 2008.

Pacing Systems net sales for fiscal year 2009 were $1.984 million, a decrease of 1 percent when compared to the prior fiscal year. The decrease in net sales was primarily a result of a decrease in net sales in the U.S. due to significant competition, partially offset by sales growth outside the U.S. Net sales growth outside the U.S. for fiscal year 2009 was led by the acceptance of the Adapta family of pacemakers, including the Adapta and Sensia models.

Looking ahead, we expect our CRDM operating segment should be impacted by the following:

- The future and continued acceptance of our Vision 3D portfolio, which represents a common technology platform comprised of a full line of ICDs, CRT-Ds, pacemakers and cardiac resynchronization therapy-pacemakers (CRT-Ps) to address the needs of patients with arrhythmias, heart failure and those at risk of sudden cardiac arrest. The Secura ICD and the Consulta CRT-D, the portfolio's first ICD and CRT-D devices, became commercially available in the U.S. and outside the U.S. in fiscal year 2009. The devices within the Vision 3D portfolio provide enhanced follow-up and automaticity features and create meaningful manufacturing synergies.
- The future market acceptance of our Protecta SmartShock (Protecta) family of devices which was launched outside the U.S. late in the fourth quarter of fiscal year 2010. The Protecta portfolio will leverage the already established Vision 3D platform to deliver a full suite of single, dual and triple chamber defibrillators that represent a significant new algorithm technology that should reduce the delivery of inappropriate shocks, which is a leading clinical request from physicians. Protecta is pending U.S. Food and Drug Administration (FDA) approval.
- Increased use in the U.S. of devices with OptiVol, which was granted reimbursement effective fiscal year 2009. OptiVol is found on certain Medtronic CRT-Ds and ICDs and uses low electrical pulses that travel across the thoracic cavity to measure the level of resistance, indicating fluid in the chest, which is a common symptom of heart failure. OptiVol's ability to measure fluid status trends over time can provide important insights that are used in conjunction with ongoing monitoring of other patient symptoms.
- The launch and acceptance of the first Magnetic Resonance Imaging (MRI) pacing system to be developed and tested specifically for use in MRI machines. In November 2008, we launched our first generation MRI pacing system, EnRhythm MRI SureScan pacing system (EnRhythm MRI), in certain European countries. During the fourth quarter of fiscal year 2010 we launched Advisa MRI SureScan, our next generation MRI pacing system in Europe and in the first half of fiscal year 2011 we expect to launch Revo MRI SureScan, our first generation MRI pacing system in the U.S. Both Advisa MRI SureScan and Revo MRI SureScan are designed to address and mitigate interactions between the pacing system and the magnetic resonance environment.
- Continued U.S. acceptance of the Reveal XT Insertable Cardiac Monitor (ICM), which offers comprehensive remote monitoring capabilities via the Medtronic CareLink Service and allows physicians to confirm or rule out an abnormal heart rhythm. The Reveal XT ICM became commercially available in the U.S. in fiscal year 2009.
- The continued U.S. acceptance of the Attain Ability left-heart lead. The Attain Ability left-heart lead is commercially available in every major market in the world.
- The continued market development of our fiscal year 2009 investments in what we believe are two breakthrough atrial fibrillation therapy systems. In November 2008, we acquired CryoCath Technologies, Inc. (CryoCath) a medical technology company that develops cryotherapy products to treat cardiac arrhythmias. CryoCath's Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in certain markets outside the U.S. Arctic Front is expected to launch in the U.S. in the second half of fiscal year 2011. In addition, in February 2009 we acquired Ablation Frontiers, Inc. (Ablation Frontiers), a company that develops radio frequency (RF) ablation solutions for treatment of atrial fibrillation. Ablation Frontiers' system of ablation catheters and RF generator is currently approved in certain markets outside the U.S. and is anticipated to launch in the U.S. in the second half of fiscal year 2011.
- Our ability to grow consistently with the market. Our growth in CRDM has been and will continue to be contingent upon continued market growth and our ability to increase or maintain our market position. The current CRDM market is impacted by pricing pressures and significant competition, and in fiscal year 2010, we believe that Medtronic's growth exclusive of the temporary suspension of sales of a competitor's products was stable compared to the overall market.

- Final timing of resolution of our Mounds View FDA warning letter. We are currently awaiting the FDA's follow-up inspection. The future launch timing of Protecta, Revo MRI SureScan, U.S. Arctic Front and the Ablation Frontiers' system of ablation catheters and RF generators is dependent on the resolution of our Mounds View FDA warning letter.

Spinal Spinal products include thoracolumbar, cervical, neuro monitoring, surgical access, bone graft substitutes and biologic products. Spinal net sales for fiscal year 2010 were $3.500 billion, an increase of 3 percent over the same period of the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $16 million when compared to the prior fiscal year.

Core Spinal net sales for fiscal year 2010 were $2.632 billion, an increase of 3 percent when compared to the prior fiscal year. Growth in the period was primarily driven by further acceptance of our products for the thoracolumbar region of the spine. Thoracolumbar net sales growth for fiscal year 2010 was driven by worldwide net sales of the CD HORIZON LEGACY (CD HORIZON) and TSRH family of products. CD HORIZON net sales increased primarily from the increased use of our MAST line of less invasive technologies in the U.S. and outside the U.S. CD HORIZON is designed to provide procedural solutions for degenerative, deformity or trauma applications using color coded implants, unique minimally invasive instruments and ergonomic designs. Our market share in the Core Spinal business continues to experience pressure from the proliferation of smaller, public and privately held companies competing in the market. Core Spinal net sales growth outside the U.S. for the year was positively impacted from our joint venture with Shandong Weigao Group Medical Polymer Company Limited (Weigao). The joint venture, which distributes Medtronic's spinal products and Weigao's orthopedic products in China, commenced operations at the end of the second quarter of fiscal year 2009. In addition, net sales growth was negatively impacted by the decrease in demand for Kyphon Balloon Kyphoplasty (BKP) driven in large part by the vertebroplasty articles in the *New England Journal of Medicine*. BKP procedures are used to treat vertebral compression fractures. BKP using Kyphon instruments is presently used by spine specialists, including orthopedic surgeons and neurosurgeons, interventional radiologists and interventional neuroradiologists, who repair compression fractures of the spine caused by osteoporosis, cancer, benign lesions or trauma, through minimally invasive spine surgeries.

Biologics net sales for fiscal year 2010 were $868 million, an increase of 3 percent when compared to the prior fiscal year. Growth in the period was primarily driven by strong growth in other biologics, including MasterGraft and Progenix products. In addition, INFUSE Bone Graft sales modestly increased for the fiscal year, but were impacted by the negative mix due to growth in smaller kits. INFUSE Bone Graft contains a recombinant human morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. INFUSE Bone Graft is indicated for use in spinal fusion with certain Medtronic titanium interbody fusion devices for single level lumbar degenerative disc disease, augmentations and for localized ridge augmentations for defects associated with extraction sockets.

Spinal net sales for fiscal year 2009 were $3.400 billion, an increase of 14 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $11 million when compared to the prior fiscal year. The growth in fiscal year 2009 was partially driven by the third quarter fiscal year 2008 acquisition of Kyphon, Inc. (Kyphon).

Core Spinal net sales for fiscal year 2009 were $2.560 billion, an increase of 18 percent from the prior fiscal year. Growth in the period was primarily driven by continued adoption of our products for the thoracolumbar region of the spine. Thoracolumbar net sales growth for fiscal year 2009 was driven by net sales of the CD HORIZON family of products outside the U.S., and net sales growth in the U.S. was augmented by demand for our CD HORIZON LEGACY PEEK Rod System, which allows for a less rigid implant as compared to traditional metal rod systems. Net sales growth in the U.S. was also driven by our MAST family of products, which includes a comprehensive offering of minimal-access procedural solutions. Our market share in the Core Spinal business continued to experience pressure from the proliferation of smaller, public and privately held companies competing in the market. Also, Core Spinal net sales growth for the fiscal year was positively impacted from our joint venture with Weigao. In addition, Kyphon was acquired in the third quarter of fiscal year 2008; therefore, net sales for the prior period only included six months of net sales. Kyphon net sales were driven primarily by BKP.

Biologics net sales for fiscal year 2009 were $840 million, an increase of 3 percent when compared to the prior fiscal year. This increase was primarily driven by worldwide net sales growth of INFUSE Bone Graft in the first quarter of fiscal year 2009. Net sales of INFUSE Bone Graft during the remainder of fiscal year 2009 were flat because of the negative impact of several external factors including a public health notice from the FDA regarding off-label use of recombinant human bone morphogenic protein in the cervical spine that was issued in July 2008, a previously disclosed government investigation, negative newspaper stories and a whistleblower lawsuit filed against a number of spine surgeons and distributors of INFUSE Bone Graft.

Looking ahead, we expect our Spinal operating segment should be impacted by the following:

- Continued acceptance of our products for stabilization of the thoracolumbar region of the spine, including the CD HORIZON LEGACY, MAST and PEEK Rod Systems.
- Continued acceptance of the TSRH 3Dx Spinal System, which was launched in November 2009. The TSRH 3Dx Spinal System offers two screws designed to address multiple pathologies. The Multi Planar Adjusting Screw option provides surgeons a variable angle posted screw for targeted, controlled correction maneuvers. The OSTEOGRIP Screw enhances bone fixation by incorporating a dual-lead thread pattern that reduces toggle at the bone-screw interface. This next generation pedicle screw system includes competitive differentiating technology for addressing multiple spinal pathologies, from degenerative disc disease to spinal deformity.
- Improved procedural integration of our thoracolumbar and cervical fixation and interbody implant products with proprietary NIM neuro monitoring technologies and MAST Quadrant and METRx access technologies.
- Full launch of the Solera Legacy products. At the end of the second quarter of fiscal year 2010, we began a limited launch and anticipate the broader roll-out of these products in the second half of fiscal year 2011.
- Continued and future acceptance of our BKP technology. While we have been most recently encouraged by our return to growth in Europe, we believe worldwide growth continues to be negatively impacted by the vertebroplasty articles in the *New England Journal of Medicine*. In addition, a new competitor entered into the U.S. marketplace during the fourth quarter of fiscal year 2010.

  Future growth opportunities will be supported by the anticipated launch of high pressure balloons and syringes, curettes and fixation materials in fiscal year 2011. In addition, the KYPHON Cement Delivery System (CDS) was launched in the U.S. in September 2009. CDS allows physicians to keep a farther distance from the radiation source during the cement delivery phase than with Medtronic's current delivery system used in the balloon kyphoplasty procedure. It allows for the delivery of KYPHON HV-R Bone Cement with one-handed operation, preserving some tactile feel during delivery with the ability to halt bone cement flow on demand with the quick-release button. Additionally, we expect a positive impact from regulatory clearance and reimbursement approval for BKP in Japan during fiscal year 2011.
- Increased presence in China as a result of our joint venture with Weigao to distribute Medtronic's spinal products and Weigao's orthopedic products in China.
- Continued and expected future growth in our Biologics franchise, driven by new products such as AMPLIFY, which has been submitted for FDA approval for indications within and outside the spine.
- The continued acceptance of the Atlantis Translational Cervical Plate System, the VERTEX SELECT Reconstruction System and the future acceptance of the recently launched PEEK PREVAIL Cervical Interbody Device. The Atlantis Translational Plate provides expanded options for our market leading anterior cervical portfolio. The VERTEX SELECT Reconstruction System offers adjustability through multiple plate designs, rods, screws and hooks that gives surgeons more options during surgery, enabling them to tailor the procedure to each patient's needs. The PEEK PREVAIL Cervical Interbody Device offers surgeons another option for cervical interbody fusion procedures.

CardioVascular CardioVascular products consist of coronary and peripheral stents and related delivery systems, endovascular stent graft systems, heart valve replacement technologies, tissue ablation systems and open heart and coronary bypass grafting surgical products. CardioVascular net sales for fiscal year 2010 were $2.864 billion, an increase of 18 percent over the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $27 million when compared to the prior fiscal year.

Coronary net sales for fiscal year 2010 were $1.489 billion, an increase of 15 percent when compared to the prior fiscal year. The increase in net sales was primarily the result of the fiscal year 2010 launch of Endeavor in Japan and strong sales of Endeavor and the Resolute drug-eluting stent outside the U.S. Endeavor and Resolute generated worldwide revenue of $767 million for the fiscal year compared to $603 million for the prior year. In addition, during fiscal year 2010 we entered into a buyout agreement with our coronary distributor in Japan. In order to settle a preexisting relationship with this distributor, a revenue reversal of $18 million was recorded in the first quarter of fiscal year 2010 related to inventory previously sold to the distributor.

Endovascular net sales for fiscal year 2010 were $495 million, an increase of 24 percent when compared to the prior fiscal year. The increase in net sales was primarily the result of increased sales in the U.S. of the Talent Abdominal Aortic Aneurysm Stent Graft System and Thoracic Stent Graft System and the Endurant Abdominal Stent Graft System outside the U.S. The Endurant Abdominal Stent Graft System expands the applicability of endovascular aortic repair to more patients with abdominal aortic aneurysms (AAA) by addressing those AAA patients whose aortas are highly angulated. The Endurant Abdominal Stent Graft System also enables treatment of patients with small or tortuous iliac arteries due to lower crossing profile of the delivery system.

Structural Heart net sales for fiscal year 2010 were $880 million, an increase of 18 percent when compared to the prior fiscal year. The increase was primarily the result of net sales growth outside the U.S. from our CoreValve transcatheter valve, tissue surgical valves and cannulae products.

CardioVascular net sales for fiscal year 2009 were $2.437 billion, an increase of 14 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $23 million when compared to the prior fiscal year.

Coronary net sales for fiscal year 2009 were $1.292 billion, an increase of 16 percent when compared to the prior fiscal year. The growth in Coronary net sales was primarily a result of the launch of Endeavor in the U.S., which began during fiscal year 2008. We received regulatory approval in Japan during the fourth quarter of fiscal year 2009 and commercially launched Endeavor in Japan in May 2009. Endeavor and Resolute generated worldwide revenue of $603 million for the fiscal year 2009 compared to $418 million for the prior year.

Endovascular net sales for fiscal year 2009 were $398 million, an increase of 40 percent when compared to the prior fiscal year. The growth in Endovascular was primarily driven by net sales in the U.S. of the Talent Abdominal Aortic Aneurysm Stent Graft System and Thoracic Stent Graft System and by the launch of our Endurant Abdominal Stent Graft System outside the U.S. in the first quarter of fiscal year 2009.

Structural Heart net sales for fiscal year 2009 were $747 million, an increase of 3 percent when compared to the prior fiscal year. The increase was primarily the result of net sales growth outside the U.S., which benefited from the return of the Advantage Mechanical Valve to markets from which it had been suspended for a portion of the prior fiscal year, our surgical ablation and from our cannulae and beating heart products. Growth outside the U.S. was partially offset by a decrease in net sales in the U.S. due to the entrance of three new competitive tissue valve products in the market during the fiscal year.

Looking ahead, we expect our CardioVascular operating segment should be impacted by the following:

- Continued acceptance of Endeavor in the Japan market. Endeavor was launched in Japan in the first quarter of fiscal year 2010. We anticipate increased competition in the Japan marketplace as a result of two competitive products that were launched in the fourth quarter of fiscal year 2010.
- Continued acceptance of Resolute in markets outside the U.S. Resolute combines the proven drug and stent components of Endeavor with Biolinx, a proprietary biocompatible polymer specifically engineered for drug-eluting stent use. Biolinx facilitates the slower elution of Zotarolimus while providing excellent biocompatibility. Resolute demonstrated similar one-year rates of cardiac death, heart attacks related to the treated vessel and the need for repeat procedures in the same location in a large randomized trial compared to our competitor's market leading drug eluting stent in unselected, complex patients.
- Launch of new Integrity bare metal stent and Resolute Integrity coronary stent in certain international markets. The Integrity platform features a unique laser fused sinusoidal technology that is designed to significantly improve flexibility and conform ability to Driver and other technologies.
- Further growth in the U.S. and Japan from the Talent Thoracic Stent Graft System, which was initially released in fiscal year 2009 and the first quarter of fiscal year 2010, respectively. In addition, we expect to launch our Talent Abdominal Aortic Aneurysm Stent Graft System and improved delivery system, Xcelerant, for our Thoracic Stent Graft System in Japan and an improved delivery system, Captivia, for our Thoracic Stent Graft System in the U.S.; all in the second half of fiscal year 2011.
- Sales growth outside the U.S. with continued acceptance of our next generation Endurant Abdominal Stent Graft System and the launch of our Valiant Thoracic Stent Graft System on the recently released Captivia delivery system. Valiant Captivia received CE Mark approval and was commercially launched in the second quarter of fiscal year 2010, and the Endurant Abdominal Stent Graft System was commercially launched in fiscal year 2009.

- The integration of Invatec S.p.A. (Invatec) and its affiliated Companies into our CardioVascular operating segment. We acquired Invatec and its affiliated Companies in the fourth quarter of fiscal year 2010. Invatec is a developer of innovative medical technologies for interventional treatment of cardiovascular disease. Invatec's two affiliated companies are Fogazzi, which provides polymer technology to Invatec and Krauth Cardiovascular, which distributes Invatec products in Germany. This acquisition should increase our competitive position in the peripheral vascular market.
- Continued integration of Ventor Technologies Ltd. (Ventor) and CoreValve, Inc. (CoreValve) into our CardioVascular operating segment. We acquired Ventor and CoreValve in the fourth quarter of fiscal year 2009. Both Ventor and CoreValve are medical technology companies that develop transcatheter heart valve technologies for replacement of the aortic valve. CoreValve's Percutaneous Revalving System has received CE Mark approval and is currently available outside the U.S., while Ventor is in development stage and does not yet have a product commercially available. We expect these acquisitions will allow us to pursue opportunities that have natural synergies with our existing CardioVascular operating segment and leverage our global footprint.
- Our ability to consistently grow with the drug-eluting stent market that is characterized by pricing pressures and significant competition. Our growth in this market has been and will continue to be contingent upon continued market growth and our ability to increase or maintain market share upon the entrance of competitors' products into the marketplace.

Neuromodulation Neuromodulation products consist of implantable neurostimulation therapies and drug delivery devices for the treatment of chronic pain, movement disorders, obsessive-compulsive disorder (OCD), overactive bladder and urinary retention, gastroparesis and benign prostatic hyperplasia. Neuromodulation net sales for fiscal year 2010 were $1.560 billion, an increase of 9 percent when compared to the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $7 million when compared to the prior fiscal year. Net sales were driven by increased worldwide sales of InterStim and Medtronic Deep Brain Stimulation (DBS) Therapies, with ongoing momentum from Activa PC and Activa RC neurostimulator sales in Europe and the fiscal year 2010 launch in the U.S.

Neuromodulation net sales for fiscal year 2009 were $1.434 billion, an increase of 9 percent from the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $10 million when compared to the prior fiscal year. Net sales were driven by increased worldwide sales of the RestoreULTRA neurostimulation system for pain management and sales in the U.S. of our Specify 5-6-5 surgical lead for spinal cord stimulation. RestoreULTRA, which was launched in fiscal year 2008, is our next generation rechargeable neurostimulator with advanced programming capabilities and is the thinnest 16-electrode neurostimulator on the market. In addition, revenue growth increased by worldwide sales of DBS and InterStim Therapies, but was negatively impacted by the launch of a competitive product in the pain stimulation market and a short-term supply shortfall with our implantable pumps during the fiscal year.

Looking ahead, we expect our Neuromodulation operating segment should be impacted by the following:

- Market leadership as a result of having a comprehensive portfolio of primary cell and rechargeable neurostimulation systems, including surgical and percutaneous leads used in spinal cord stimulation. The RestoreULTRA neurostimulation system offers an innovative patient programmer that allows patients to customize their pain control.
- Our ability to consistently grow with the pain stimulation market, which is characterized by significant competition. We remain focused on a number of key initiatives in the areas of sales and marketing growth execution as well as therapy adoption growth, which we expect will sustain our market leadership.
- Continued and future acceptance of our current indications for Medtronic DBS Therapy for the treatment of the most common movement disorders, OCD, as well as a planned indication for epilepsy, which is now under review by the FDA. The DBS Therapy portfolio includes Activa PC, our smallest and most advanced primary cell battery, and Activa RC, the only rechargeable DBS device. We continue to educate neurologists and the patient population on the treatment options that Medtronic DBS Therapy offers them.
- Continued acceptance of InterStim Therapy for the treatment of the symptoms of overactive bladder and urinary retention. InterStim Therapy for Bowel Control is also approved in Europe and is pending FDA approval in the U.S.
- Future acceptance of the RestoreSensor, which was launched in Europe during the fourth quarter of fiscal year 2010. The RestoreSensor is an innovative spinal cord stimulator that includes our AdaptiveStim feature, which automatically

adapts stimulation by responding to changes in body position and activity.

- Continued leadership in the Intrathecal Drug Delivery market as we anticipate future competition.

Diabetes Diabetes products consist of external insulin pumps and related consumables (together referred to as Durable Pump Systems) and subcutaneous continuous glucose monitoring (CGM) systems. Diabetes net sales for fiscal year 2010 were $1.237 billion, an increase of 11 percent when compared to the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $7 million when compared to the prior fiscal year.

Durable Pump Systems net sales for fiscal year 2010 were $1.061 billion, an increase of 8 percent when compared to the prior fiscal year. The increase in net sales resulted from the launch of the MiniMed Paradigm Veo outside the U.S. and the launch of the MiniMed Paradigm Revel in the U.S. during the third and fourth quarter of fiscal year 2010, respectively. There was also an increase in worldwide net sales of related consumables. Net sales of CGM and other accessories were $176 million, an increase of 34 percent when compared to the prior fiscal year. Growth was driven by strong acceptance of CGM systems worldwide. During fiscal year 2010, we reached settlement with the suppliers involved in the July 2009 recall of specific lots of Quick-set infusion sets that are used with the MiniMed Paradigm insulin pumps. The recall was initiated because the affected infusion sets may not allow the insulin pump to vent air pressure properly, which could potentially result in the device delivering too much or too little insulin. The recall did not have a significant impact to total net sales for fiscal year 2010.

Diabetes net sales for fiscal year 2009 were $1.114 billion, an increase of 9 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $13 million when compared to the prior fiscal year.

Durable Pump Systems net sales for fiscal year 2009 were $983 million, an increase of 5 percent when compared to the prior fiscal year. The increase in net sales resulted from demand for the MiniMed Paradigm REAL-Time System that integrates continuous glucose monitoring and insulin pump functionality and related consumables. Net sales of CGM and other accessories were $131 million, an increase of 56 percent when compared to the prior fiscal year. Growth was driven by strong acceptance of CGM in the U.S. and an increase in U.S. sales of glucose test strips.

Looking ahead, we expect our Diabetes operating segment should be impacted by the following:

- Continued acceptance from both physicians and patients of insulin-pump therapy and CGM therapy.
- The continued acceptance and expanded launch of a series of new insulin pumps, including the MiniMed Paradigm Veo System, which offers low-glucose suspend that assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold set by the user. The MiniMed Paradigm Veo System was launched in select markets in Asia and Europe in the third quarter of fiscal year 2010 and was launched throughout Asia and Europe in the fourth quarter of fiscal year 2010. In addition, the next MiniMed Revel System was launched in the U.S. in the fourth quarter of fiscal year 2010. The launch of this system extended our line of sensor-augmented therapy options available on the market.
- Continued acceptance and improved reimbursement of CGM technologies, which provide patients and physicians valuable insight into glucose levels.
- Our ability to increase or maintain market share through the successful introduction of future products within the competitive pump market.
- Given the elective nature of an insulin pump and CGM for the management of diabetes and the possible high out-of-pocket costs to the customer, there is potential exposure to macroeconomic pressures which could negatively impact the near-term sales growth within Diabetes.

Surgical Technologies Surgical Technologies products are used to treat conditions of the ear, nose and throat (ENT), and certain neurological disorders. Additionally, we manufacture and sell image-guided surgery and intra-operative imaging systems. Our portfolio consists of powered tissue-removal systems and other microendoscopy instruments, implantable devices including those for obstructive sleep apnea and benign snoring, nerve monitoring systems, disposable fluid-control products, a Ménière's disease therapy device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes, dura repair products and image-guided surgery and intra-operative imaging systems. Surgical Technologies net sales for fiscal year 2010 were $963 million, an increase of 12 percent when compared to the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $8 million when compared to the prior fiscal year.

The increase in net sales for fiscal year 2010 was driven by strong performance worldwide in nerve monitoring products with the launch of the NIM 3.0 Nerve Monitoring System, power disposables and the continued success of the Fusion EM IGS System and the MR7 next generation pneumatic system, which is an advanced electromagnetic-based image-guided surgery system to facilitate sinus surgeries. Additionally, net sales for fiscal year 2010 increased as a result of service revenue worldwide, the continued adoption of the O-Arm Imaging System outside the U.S. and the StealthStation S7 worldwide with the launch of the Synergy Cranial 2.1 software. The O-Arm Imaging System is a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery. The StealthStation S7 System, launched in the first quarter of fiscal year 2009, offers personalized navigation support for surgeons and surgical staff in the operating room.

Surgical Technologies net sales for fiscal year 2009 were $857 million, an increase of 10 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $11 million when compared to the prior fiscal year. The increase in net sales was driven by the continued success of the Fusion EM IGS System. Additionally, net sales for fiscal year 2009 increased as a result of service revenue in the U.S. and strong worldwide sales of the O-Arm Imaging System and the StealthStation S7 System.

Looking ahead, we expect our Surgical Technologies operating segment should be impacted by the following:

- Continued acceptance in the U.S. of our Fusion EM IGS System.
- Continued acceptance of the StealthStation S7 System. In addition, we look forward to the continued acceptance of the Synergy Cranial 2.1 software for cranial procedures on the StealthStation S7 System hardware platform, which was launched in the second quarter of fiscal year 2010.
- Continued adoption of power systems for sinus procedures inside and outside the U.S., as well as continued global adoption of nerve monitoring for ENT and thyroid procedures.
- Continued acceptance of new products, including the NIM 3.0, a next generation nerve monitoring system, which we launched in the first quarter of fiscal year 2010, the MR7 Pneumatic Drill, which was launched in the second quarter of fiscal year 2010 and the Peak next generation RF Ablation technology, which was launched in the fourth quarter of fiscal year 2010.
- Continued and future worldwide acceptance of the O-Arm Imaging System. The O-Arm Imaging System was launched in Japan during the first quarter of fiscal year 2010.
- Potential improvement in consumer and hospital spending. As the economy shows signs of improvement and the financial health of hospitals improve this could lead to an increase in spending on revenue generating capital.

Physio-Control Physio-Control products consist of external defibrillators, including manual defibrillator/monitors used by hospitals and emergency response personnel and automated external defibrillators (AED) used in commercial and public settings for the treatment of sudden cardiac arrest. Physio-Control fiscal year 2010 net sales were $425 million, an increase of 24 percent over the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $7 million when compared to the prior fiscal year. Net sales were driven by the LIFEPAK 15 monitor/defibrillator and by the resumption of unrestricted global shipments early in the fourth quarter of fiscal year 2010 following the lifting of FDA restrictions.

Physio-Control fiscal year 2009 net sales were $343 million, an increase of 4 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $7 million when compared to the prior fiscal year. Net sales were negatively impacted by the restrictions placed on shipments of certain defibrillators during the period while improvements were being made to the quality system.

Looking ahead, we expect our Physio-Control operating segment should be impacted by the following:

- Resumption of shipments of devices into the AED market.
- Continued acceptance of our external defibrillator products, primarily driven by the LIFEPAK 15 monitor/defibrillator.
- Our previously announced intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Our plans have been delayed as a result of our suspension of shipments of certain Physio-Control products from January 2007 to February 2010 to address quality system issues. As a result, our current focus is to meet customer back orders and future product needs. Therefore, we do not anticipate spinning-off Physio-Control in fiscal year 2011.
- Our ability to increase or maintain market share through the successful introduction of future products.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year		
	2010	2009	2008
Cost of products sold	**24.1%**	24.1%	25.5%
Research and development	**9.2**	9.3	9.4
Selling, general and administrative	**34.2**	35.3	34.8
Special charges	**—**	0.7	0.6
Restructuring charges	**0.3**	0.8	0.3
Certain litigation charges, net	**2.4**	4.9	2.7
IPR&D and certain acquisition-related costs	**0.1**	4.3	2.9
Other expense, net	**3.0**	2.7	3.2
Interest expense, net	**1.6**	1.3	0.3

Cost of Products Sold Cost of products sold was $3.812 billion in fiscal year 2010 representing 24.1 percent of net sales, reflecting no change from fiscal year 2009. Cost of products sold as a percent of net sales was positively impacted by 0.4 of a percentage point of favorable margin variance and 0.4 of a percentage point of favorable scrap and other product costs offset by 0.4 of a percentage point of unfavorable inventory revaluation variance, 0.3 of a percentage point of unfavorable foreign currency translation and 0.1 of a percentage point of unfavorable product mix variance. We continue to execute our broad initiatives to reduce our costs of products sold.

Cost of products sold was $3.518 billion in fiscal year 2009 representing 24.1 percent of net sales, a decrease of 1.4 percentage points from fiscal year 2008. Cost of products sold as a percent of net sales was positively impacted by 0.4 of a percentage point of favorable foreign currency translation, 0.2 of a percentage point of favorable manufacturing variances, 0.1 of a percentage point of favorable product mix and 0.4 of a percentage point of favorable scrap and other product costs. In addition, cost of products sold as a percentage of net sales for the fiscal year ended April 25, 2008 was negatively impacted by 0.3 of a percentage point as a result of the $34 million increase in cost of products sold associated with the fair value adjustment for the inventory acquired in the Kyphon acquisition.

Research and Development Consistent with prior periods, we have continued to invest in new technologies to drive long-term future growth by spending aggressively on research and development efforts. Research and development spending was $1.460 billion in fiscal year 2010, representing 9.2 percent of net sales, a decrease of 0.1 of a percentage point from fiscal year 2009.

Research and development spending was $1.355 billion in fiscal year 2009, representing 9.3 percent of net sales, a decrease of 0.1 of a percentage point from fiscal year 2008. The decrease is primarily the result of a reclassification of certain expenses to selling, general and administrative of $46 million for the fiscal year that would have otherwise been included in research and development in prior years.

We remain committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet medical needs. That commitment leads to our initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence increases. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances and certain strategic equity investments.

Selling, General and Administrative Fiscal year 2010 selling, general and administrative expense was $5.415 billion, which as a percent of net sales decreased by 1.1 percentage points from fiscal year 2009 to 34.2 percent. For fiscal year 2010, our initiatives to leverage our cost structure helped reduce selling, general and administrative expense. This decrease was partially offset by an increase in legal expenses driven by an increasing amount of government scrutiny on the medical device industry compared to the prior fiscal year. We continue to drive our initiatives to leverage our size and scale in order to help reduce our cost structure.

Fiscal year 2009 selling, general and administrative expense was $5.152 billion, which as a percent of net sales increased by 0.5 of a percentage point from fiscal year 2008 to 35.3 percent. For fiscal year 2009, the reclassification of certain expenses from research and development had a negative impact of 0.3 of a percentage point on selling, general and administrative expense. In addition, foreign exchange had a negative impact of 0.2 of a percentage point on fiscal year 2009 selling, general and administrative expense.

Special Charges, Restructuring Charges, Certain Litigation Charges, Net, IPR&D and Certain Acquisition-Related Costs and Certain Tax Adjustments We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments. Special charges (such as asset impairments or contributions to The Medtronic Foundation), restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments recorded during the previous three fiscal years were as follows:

	Fiscal Year		
(in millions)	**2010**	2009	2008
Special charges:			
Asset impairment charges	**$ —**	$ —	$ 78
Medtronic Foundation contribution	**—**	100	—
Total special charges	**—**	100	78
Restructuring charges	**57**	123	45
Certain litigation charges, net	**374**	714	366
IPR&D and certain acquisition-related costs	**23**	621	390
Total special charges, restructuring charges, certain litigation charges, net and IPR&D and certain acquisition-related costs	**454**	1,558	879
Net tax impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments	**(80)**	(444)	(137)
Total special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments, net of tax	**$374**	$1,114	$ 742

Special Charges In fiscal year 2010, there were no special charges.

In fiscal year 2009, consistent with our ongoing commitment to improving the health of people and communities throughout the world, we recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

In fiscal year 2008, we recorded a special charge related to the impairment of intangible assets associated with our benign prostatic hyperplasia, or enlarged prostate, product line purchased in fiscal year 2002. The development of the market, relative to our original assumptions, has changed as a result of the broad acceptance of a new line of drugs to treat the symptoms of an enlarged prostate. After analyzing the estimated future cash flows utilizing this technology, based on the market development, we determined that the carrying value of these intangible assets was impaired and a write-down of $78 million was necessary.

Restructuring Charges

Fiscal Year 2009 Initiative In the fourth quarter of fiscal year 2009, as part of our "One Medtronic" strategy, we recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. The "One Medtronic" strategy focused on streamlining the organization and standardizing or centralizing certain functional activities which were not unique to individual businesses. In connection with these efforts to create "One Medtronic," this initiative was designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around our higher growth opportunities. This initiative impacted most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. The employee termination costs of $29 million consisted of severance and the associated costs of continued medical benefits and outplacement services.

As a continuation of the fiscal year 2009 initiative, in the first quarter of fiscal year 2010 we incurred $72 million of incremental restructuring charges, which consisted of employee termination costs of $62 million and asset write-downs of $10 million. Of the $10 million of asset write-downs, $7 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. Included in the $62 million restructuring charge was $9 million of incremental defined benefit pension and post-retirement related expenses for those employees who accepted early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expense, see Note 15 to the consolidated financial statements.

In the fourth quarter of fiscal year 2010, we recorded a $12 million reversal of excess restructuring reserves related to the fiscal year 2009 initiative. This reversal was primarily a result of a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In connection with the fiscal year 2009 initiative, as of the end of the first quarter of fiscal year 2010, we had identified approximately 1,500 positions for elimination to be achieved through early retirement packages offered to employees, voluntary separation and involuntary separation. Of these 1,500 positions, approximately 1,400 positions had been eliminated as of April 30, 2010. The fiscal year 2009 initiative is scheduled to be substantially complete by the end of the first quarter of fiscal year 2011 and is expected to produce annualized operating savings of approximately $125 million. These savings will arise mostly from reduced compensation expense.

Global Realignment Initiative In the fourth quarter of fiscal year 2008, we began a global realignment initiative which focused on shifting resources to those areas where we had the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacted most businesses and certain corporate functions. Within the Company's CRDM operating segment, we reduced research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within our Spinal operating segment, we reorganized and consolidated certain activities where Medtronic's existing infrastructure, resources and systems could be leveraged to obtain greater operational synergies. The global realignment initiative was also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in our corporate functions.

In the first quarter of fiscal year 2009, as a continuation of the global realignment initiative, we incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 related to the execution of our global realignment initiative outside the U.S. This included the realignment and elimination of certain personnel throughout Europe and the Emerging Markets and the closure of an existing facility in the Netherlands that has been integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

In the fourth quarter of fiscal year 2009, we recorded a $7 million reversal of excess restructuring reserves related to the global realignment initiative. This reversal was primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In the first quarter of fiscal year 2010, we recorded an $8 million reversal of excess restructuring reserves primarily as a result of favorable severance negotiations as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere in the Company. This $8 million reversal of excess reserves was partially offset by a $5 million charge we recorded in the first quarter of fiscal year 2010 related to the further write-down of a non-inventory related asset resulting from the continued decline in the international real estate market.

In connection with the global realignment initiative, as of the end of the first quarter of fiscal year 2009, we had identified approximately 900 positions for elimination which were achieved through both voluntary and involuntary separation. As of October 30, 2009 the restructuring initiatives were substantially complete and are expected to produce annualized operating savings of approximately $96 million. These savings will arise mostly from reduced compensation expense.

For additional information, see Note 4 to the consolidated financial statements.

Certain Litigation Charges, Net We classify material litigation reserves and gains recognized as certain litigation charges, net.

During fiscal year 2010, we recorded certain litigation charges, net totaling $374 million related to settlements with Abbott Laboratories (Abbott) and W.L. Gore & Associates (Gore). The Abbott settlement accounted for $444 million in litigation charges and the Gore settlement accounted for a $70 million certain litigation gain. The Abbott settlement related to the global resolution of all outstanding intellectual property litigation. The terms of the agreement stipulate that neither party will sue each other in the field of coronary stent and stent delivery systems for a period of at least 10 years, subject to certain conditions. Both parties also agreed to a cross-license of the disputed patents within the defined field. The $444 million settlement amount included a $400 million payment made to Abbott and a $42 million success payment made to evYsio Medical Devices, LLC (evYsio). In addition, a $2 million payment was made to evYsio in connection with an amendment to the parties' existing agreement in order to expand the scope of the definition of the license field from evYsio. The settlement was paid in the second quarter of fiscal year 2010. The Gore settlement related to the resolution of outstanding patent litigation related to selected patents in Medtronic's Jervis and Wiktor patent families. The terms of the agreement stipulate that neither party will sue each other in the defined field of use, subject to certain conditions. We granted Gore a worldwide, irrevocable, non-exclusive license in the defined field of use. In addition and subject to certain conditions, Gore will pay us quarterly payments that began in January 2010 through the fiscal quarter ending October 2018.

During fiscal year 2009, we incurred four certain litigation charges, net totaling $714 million. The first charge in the amount of $178 million related to litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of Johnson & Johnson (J&J), and Biedermann Motech GmbH (collectively, DePuy) regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals' decision, we had not recorded expense related to the damages awarded in 2007 as we did not believe that an unfavorable outcome in this matter was probable under U.S. GAAP. As a result of the U.S. Court of Appeals' decision, we recorded a reserve of $178 million which covered the revised damages award and pre- and post-judgment interest. The settlement amount was paid in June 2009.

The second charge in fiscal year 2009 in the amount of $270 million related to a settlement of royalty disputes with J&J which concern Medtronic's licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The settlement amount was paid in May 2009.

The third charge in fiscal year 2009 in the amount of $229 million related to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. We had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate at the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, we entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in the second quarter of fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. The settlement amount of $472 million was paid in fiscal year 2009.

The fourth charge in fiscal year 2009 related to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The agreement reached with Fastenetix required a total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of 7 years. The settlement amount of $125 million was paid in fiscal year 2009.

During fiscal year 2008, we incurred certain litigation charges, net of $366 million. Of that amount, $123 million related to the settlement of certain lawsuits relating to the Marquis line of ICDs and CRT-Ds that were subject to a field action announced on February 10, 2005. As discussed in detail above, the remainder of the charge, $243 million, related to an estimated reserve established for litigation with Cordis. In May 2008, we paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds. See Note 17 to the consolidated financial statements for additional information.

IPR&D and Certain Acquisition-Related Costs During fiscal year 2010, we recorded $23 million of IPR&D and certain acquisition-related costs of which $11 million related to the Arbor Surgical Technologies, Inc. IPR&D asset purchase and $12 million related to certain acquisition-related costs associated with the acquisition of Invatec. In the above IPR&D charge, the payment was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology had no future alternative use.

During fiscal year 2009, we recorded $621 million of IPR&D charges of which $307 million related to the acquisition of Ventor, $123 million related to the acquisition of CoreValve, $97 million related to the acquisition of Ablation Frontiers, $72 million related to the acquisition of CryoCath and $22 million was for the purchase of certain intellectual property for use in our Spinal and Diabetes operating segments. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use.

See Note 5 to the consolidated financial statements for further discussion on IPR&D charges.

We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances and patent litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

See the "Acquisitions" section of this management's discussion and analysis for detailed discussion of each material acquisition in fiscal years 2010 and 2009.

Certain Tax Adjustments We classify the material recognition or derecognition of uncertain tax positions as certain tax adjustments.

In fiscal year 2010, there were no certain tax adjustments.

In fiscal year 2009, we recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of our fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2009.

In fiscal year 2008, there were no certain tax adjustments.

See the "Income Taxes" section of this management's discussion and analysis for further discussion of the certain tax adjustments.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges on equity securities. In fiscal year 2010, other expense, net was $468 million, an increase of $72 million from $396 million in the prior fiscal year. The increase of $72 million for fiscal year 2010 was primarily due to an increase in the amortization of intangible assets related to the acquisitions of Ablation Frontiers and CoreValve, a decrease in Diabetes royalty income, an increase in royalty expense within our CardioVascular operating segment and minority investment write-downs. This was partially offset by the gain on the sale of our ophthalmic business and the net impact of foreign currency gains. Total foreign currency gains recorded in fiscal year 2010 were $11 million compared to $28 million in losses in the prior fiscal year.

In fiscal year 2009 other expense, net was $396 million, a decrease of $40 million from $436 million in the prior fiscal year. The decrease of $40 million for fiscal year 2009 was primarily due to the impact of foreign currency gains and losses. Total foreign currency losses recorded in other expense, net in fiscal year 2009 were $28 million as compared to losses of $148 million in the prior fiscal year. Additionally, other expense, net was partially offset by incremental expense from royalties on the sales of Endeavor products and $92 million of amortization on intangible assets related to the Kyphon acquisition in the current fiscal year compared to $46 million in the prior fiscal year.

Interest Expense, Net Interest expense, net includes interest earned on our investments, interest paid on our borrowings, amortization of debt issuance costs and debt discounts, the net realized and unrealized gain or loss on trading securities and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. In fiscal year 2010, interest expense, net was $246 million, as compared to $183 million in fiscal year 2009. The increase in interest expense, net of $63 million in fiscal year 2010 is the result of an increase in interest paid on borrowings due to the $1.250 billion debt issuance in the fourth quarter of fiscal year 2009, which was slightly offset by lower interest rates on our outstanding debt in comparison to fiscal year 2009. Interest income decreased as a result of having lower interest rates being earned on our short- and long-term investments during the twelve months ended April 30, 2010. See our discussion in the "Liquidity and Capital Resources" section of this management's discussion and analysis for more information regarding our investment portfolio.

In fiscal year 2009 interest expense, net was $183 million, as compared to $36 million in fiscal year 2008. The increase in interest expense, net of $147 million in fiscal year 2009 is the result of lower average cash and investment balances during fiscal year 2009 as a result of the cash utilized to finance the Kyphon acquisition that took place in the third quarter of fiscal year 2008 and lower interest rates being earned on our short- and long-term investments during the twelve months ended April 24, 2009. Interest expense also decreased in fiscal year 2009 as a result of having lower interest rates on our outstanding debt in comparison to fiscal year 2008.

Income Taxes

	Fiscal Year			Percentage Point Increase/ (Decrease)	
(dollars in millions)	**2010**	2009	2008	FY10/09	FY09/08
Provision for income taxes	**$870**	$370	$602	N/A	N/A
Effective tax rate	**21.9%**	15.2%	22.0%	6.7	(6.8)
Impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments	**0.4**	(5.2)	1.6	5.6	(6.8)
Non-GAAP nominal tax rate[1]	**21.5%**	20.4%	20.4%	1.1	—

(1) Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider the non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

The effective tax rate of 21.9 percent increased by 6.7 percentage points from fiscal year 2009 to fiscal year 2010. The change in our effective tax rate was primarily due to the impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments. The 5.6 percentage point increase in the impact from special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments is largely due to the $132 million benefit from the certain tax adjustment associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the IRS involving the review of the Company's fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years recorded in fiscal year 2009. Our non-GAAP nominal tax rate for fiscal year 2010 was 21.5 percent compared to 20.4 percent from the prior fiscal year. The increase in our non-GAAP nominal tax rate for fiscal year 2010 as compared to the prior fiscal year was due to the operational tax benefits described below and the impact of tax benefits derived from our international operations.

During fiscal year 2010 we recorded $5 million in operational tax benefits. This included a $20 million operational tax benefit associated with certain Irish research and development credit claims, the deductibility of a settlement expense, the finalization of certain foreign and domestic tax returns and changes to uncertain tax position reserves. This benefit was partially offset by the $15 million tax cost associated with the U.S. healthcare reform legislation eliminating the federal tax benefit for government subsidies of retiree prescription drug benefits.

The fiscal year 2009 effective tax rate of 15.2 percent decreased by 6.8 percentage points from fiscal year 2008. The change in our effective tax rate was due to the tax impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments. The 6.8 percentage point decrease in the impact of special charges, restructuring charges, certain litigation charges, net, IPR&D and certain acquisition-related costs and certain tax adjustments is largely due to the $132 million benefit from certain tax adjustments associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the IRS involving the review of the Company's fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007, and the completion of foreign audits covering various years recorded in fiscal year 2009. Our non-GAAP nominal tax rate for fiscal years 2009 and 2008 was 20.4 percent.

During fiscal year 2009 we recorded $44 million in operational tax benefits. This included a $16 million operational tax benefit associated with the retroactive renewal and extension of the research and development credit enacted by the Tax Extenders and Alternative Minimum Tax Relief Act of 2008 which related to the first seven months of calendar year 2008. The remaining $28 million of operational tax benefit related to the finalization of certain tax returns, changes to uncertain tax position reserves and the impact of a state law change in 2009. These tax adjustments are operational in nature and are recorded in the *provision for income taxes* on the consolidated statements of earnings.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. The IRS has settled its audits with us for all years through fiscal year 1996. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. We initiated a defense of these adjustments at the IRS appellate level, and in the second quarter of fiscal year 2006 we reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. The Company filed a Petition with the U.S. Tax Court on July 14, 2008 objecting to the deficiency. We are in settlement discussions with the IRS as it relates to the outstanding issue; however, a settlement has not yet been reached.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001 and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. We have reached agreement with the IRS on substantially all of the proposed adjustments for these fiscal years 2000 through 2004. The only item of significance that remains open for these years relates to the carryover impact of the allocation of income between Medtronic, Inc. and its wholly owned subsidiary in Switzerland for fiscal years 1997 through 1999.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. We have reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiaries and the timing of the deductibility of a settlement payment. For the proposed adjustments that we do not agree with, we have filed our protest with the IRS. As the statute of limitations for these tax years expire in December 2010, we expect that the IRS will issue a Notice of Deficiency for these remaining issues during our fiscal year ending April 29, 2011 and we will proceed to attempt to resolve these matters either at the IRS Appellate level or in the courts, if necessary.

Our reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on our financial results in future periods. We continue to believe that our reserves for uncertain tax positions are appropriate and have meritorious defenses for our tax filings and will vigorously defend them during the audit process, appellate process and through litigation in courts, as necessary.

See Note 14 to the consolidated financial statements for additional information

Liquidity and Capital Resources

	Fiscal Year	
(dollars in millions)	**2010**	2009
Working capital	**$ 4,718**	$ 4,305
Current ratio*	**1.9:1.0**	2.4:1.0
Cash, cash equivalents and short-term investments	**$ 3,775**	$ 1,676
Long-term investments in debt and trading securities**	**4,089**	2,242
Cash, cash equivalents, short-term investments and long-term debt and trading securities	**$ 7,864**	$ 3,918
Short-term borrowings and long-term debt	**$ 9,519**	$ 6,775
Net cash position***	**$(1,655)**	$(2,857)

**Current ratio is the ratio of current assets to current liabilities.*
***Long-term investments include debt securities with a maturity date greater than one year from the end of the period and trading securities and exclude minority investments.*
****Net cash position is the sum of cash, cash equivalents, short-term investments and long-term investments in debt and trading securities less short-term borrowings and long-term debt.*

We believe our liquidity remains strong as of April 30, 2010 and our strong balance sheet and liquidity provide us with flexibility in the future. We believe our existing cash and investments, as well as our unused lines of credit and commercial paper capacity of $3.274 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. At April 30, 2010, our Standard and Poor's Ratings Group and Moody's Investors

Service ratings remain unchanged as compared to the fiscal year ended April 24, 2009 with long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively.

The increase in our net cash position in fiscal year 2010 as compared to fiscal year 2009 was primarily due to the fiscal year 2010 issuance of new debt, which we used to pay off a portion of our short-term borrowings and invest in debt securities. For further information see the "Summary of Cash Flows" section of this management's discussion and analysis.

We have future contractual obligations and other minimum commercial commitments that are entered into in the normal course of business. We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. See the "Off-Balance Sheet Arrangements and Long-Term Contractual Obligations" section of this management's discussion and analysis for further information.

When applicable, Note 17 to the consolidated financial statements provides information regarding amounts we have accrued related to significant legal proceedings. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. For the fiscal year ended April 30, 2010, we have made significant payments related to certain legal proceedings. For information regarding these payments, please see the "Special Charges, Restructuring Charges, Certain Litigation Charges, Net, IPR&D and Certain Acquisition-Related Costs and Certain Tax Adjustments" section of this management's discussion and analysis.

At April 30, 2010 and April 24, 2009, approximately $5.576 billion and $3.628 billion, respectively, of cash, cash equivalents, short-term investments and long-term investments in debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds were repatriated to the U.S. or used for U.S. operations, the amounts would generally be subject to U.S. tax. As a result, we have not chosen to repatriate this cash but instead use cash generated from U.S. operations and short- and long-term borrowings to meet our U.S. cash needs. Long-term investments at April 30, 2010 also include $156 million of cash invested in government securities held in an indemnification trust established for self-insurance coverage for our directors and officers. These investments are restricted and can only be used to indemnify or advance expenses related to claims against our directors and/or officers.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. and foreign government and agency securities, corporate debt securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. Market conditions over the past several years have included periods of significant economic uncertainty and at times general market distress especially in the banking and financial services sector. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which we have invested. As a result, some of our investments have experienced reduced liquidity including unsuccessful monthly auctions for our auction rate security holdings. Although certain securities are illiquid, if we required capital we believe we could liquidate a substantial amount of our portfolio and incur no material impairment loss or borrow under our commercial paper program or lines of credit.

For the fiscal year ended April 30, 2010, other-than-temporary impairment losses on available-for-sale debt securities were $29 million, of which $15 million was recognized in other comprehensive income resulting in $14 million of charges being recognized in earnings. In determining this other-than-temporary impairment loss, U.S. GAAP specifies that we consider a variety of factors, including the quality and estimated value of the underlying credit support for our holdings and the financial condition and credit rating of the issuer in estimating the credit loss portion of other-than-temporary impairment losses. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe we have recorded all necessary other-than-temporary impairments as we do not have the intent to sell nor is it more likely than not that we will be required to sell before recovery of the amortized cost. However, as of April 30, 2010, we have $83 million of gross unrealized losses on our aggregate short-term and long-term available-for-sale debt securities of $6.434 billion; if market conditions continue to deteriorate further, some of these holdings may experience other-than-temporary impairment in the future which could have a material impact on our financial results. Management is required to use estimates and assumptions in its valuation of our investments, which requires a high degree of judgment. Therefore actual results could differ materially from those estimates. See Note 7 to the consolidated financial statements for additional information regarding fair value measurements.

Summary of Cash Flows

	Fiscal Year		
(in millions)	**2010**	2009	2008
Cash provided by (used in):			
Operating activities	**$ 4,131**	$ 3,878	$ 3,489
Investing activities	**(4,759)**	(2,740)	(2,790)
Financing activities	**764**	(845)	(835)
Effect of exchange rate changes on cash and cash equivalents	**(7)**	(82)	(60)
Net change in cash and cash equivalents	**$ 129**	$ 211	$ (196)

Operating Activities Our net cash provided by operating activities was $4.131 billion for the fiscal year ended April 30, 2010 compared to $3.878 billion provided by operating activities for the same period of the prior year. The $253 million increase in net cash provided by operating activities is primarily attributable to the increase in earnings offset by an increase in certain litigation payments. For more information regarding these payments, refer to Note 3 of the consolidated financial statements.

Our net cash provided by operating activities was $3.878 billion for the fiscal year ended April 24, 2009 compared to net cash provided by operating activities of $3.489 billion in the same period of the prior year. The $389 million increase in net cash provided by operating activities was primarily attributable to the increase in earnings and due to the timing of receipts and payments for disbursements in the ordinary course of business.

Investing Activities Our net cash used in investing activities was $4.759 billion for the fiscal year ended April 30, 2010 compared to $2.740 billion used in investing activities for the fiscal year ended April 24, 2009. Cash used for acquisitions decreased in comparison to the prior fiscal year as the prior fiscal year included the acquisitions of Restore Medical, Inc. (Restore), CryoCath, Ablation Frontiers and CoreValve. The reduction in acquisition spending was more than offset by increased investing in marketable securities in fiscal year 2010 which resulted in net purchases of $3.687 billion as compared to net purchases of $115 million in the prior year. The increased investing in marketable securities resulted from investing the proceeds of our fiscal year 2010 $3.000 billion debt issuance.

Our net cash used in investing activities was $2.740 billion for the fiscal year ended April 24, 2009 compared to $2.790 billion used in investing activities for the fiscal year ended April 25, 2008. Although we had a number of acquisitions which took place in fiscal year 2009, overall cash used for acquisitions decreased in comparison to the prior fiscal year which included the acquisition of Kyphon. The reduction in acquisition spending was largely offset by increased investing in marketable securities in fiscal year 2009 which resulted in net purchases of $115 million as compared to net proceeds of $2.124 billion in the prior year as we readied our cash position for the acquisition of Kyphon. Lastly, fiscal year 2009 included increased other investing activities which primarily relate to the purchase of minority investments. Although we generally invest in a number of early stage companies each year, fiscal year 2009 included the use of $221 million in cash for the purchase of a 15 percent interest in Weigao which was a component of our strategy to increase investment in China.

Financing Activities We had net cash provided by financing activities of $764 million for the fiscal year ended April 30, 2010 compared to net cash used in financing activities of $845 million for the fiscal year ended April 24, 2009. Proceeds from net short- and long-term borrowings were approximately $2.219 billion higher in fiscal year 2010 as compared to fiscal year 2009, primarily due to the debt issuance of $3.000 billion during fiscal year 2010. Our cash returned to shareholders in the form of dividends and the repurchase of common stock was approximately $335 million higher in fiscal year 2010 as compared to fiscal year 2009. Both dividends and share repurchases were up compared to fiscal year 2009.

Our net cash used in financing activities was $845 million for the fiscal year ended April 24, 2009 compared to $835 billion for the fiscal year ended April 25, 2008. Proceeds from net short- and long-term borrowings were approximately $500 million lower in fiscal year 2009 as compared to fiscal year 2008, primarily due to the lower acquisition related cash needs in the current fiscal year. Our cash returned to shareholders in the form of dividends and the repurchase of common stock was approximately $500 million lower in fiscal year 2009 as compared to fiscal year 2008. Although dividends were up during fiscal year 2009 by approximately $300 million due to an increase in the amount of dividends per share, this increase was more than offset by approximately $800 million in lower share repurchases as compared to fiscal year 2008.

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

We acquire assets still in development, enter into research and development arrangements and sponsor certain clinical trials that often require milestone and/or royalty payments to a third party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow us to avoid making the contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnification obligations.

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments as of April 30, 2010. See Notes 9 and 16 to the consolidated financial statements for additional information regarding long-term debt and lease obligations, respectively. Additionally, see Note 14 to the consolidated financial statements for additional information regarding accrued income tax obligations, which are not reflected in the table below.

		Maturity by Fiscal Year					
(in millions)	Total	2011	2012	2013	2014	2015	Thereafter
Contractual obligations related to off-balance sheet arrangements:							
Operating leases[1]	$ 360	$ 106	$ 78	$ 58	$ 44	$ 27	$ 47
Inventory purchases[2]	399	242	123	10	10	10	4
Commitments to fund minority investments/contingent acquisition consideration[3]	441	270	92	16	11	17	35
Interest payments[4]	2,749	294	252	252	216	191	1,544
Other[5]	204	77	49	23	17	15	23
Total	$4,153	$ 989	$594	$ 359	$298	$ 260	$1,653
Contractual obligations reflected in the balance sheet:							
Long-term debt, including current portion[6]	$9,744	$2,600	$ 48	$2,220	$568	$1,254	$3,054
Capital leases	18	—	1	1	1	1	14
Total	$9,762	$2,600	$ 49	$2,221	$569	$1,255	$3,068

(1) Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

(2) We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(3) Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates. In accordance with new authoritative accounting guidance on business combinations effective in fiscal year 2010, we are required to record the fair value of contingent acquisition considerations as a liability on the consolidated balance sheet on a prospective basis, therefore, contingent acquisition considerations are not included in the off-balance sheet disclosure for acquisitions subsequent to April 24, 2009. The table above excludes our pending acquisition of ATS Medical, Inc.

(4) Interest payments in the table above reflect the interest on our outstanding debt, including the $3.000 billion of 2010 Senior Notes, $1.250 billion of 2009 Senior Notes, $4.400 billion of Senior Convertible Notes, $1.000 billion of 2005 Senior Notes and $15 million of Contingent Convertible Debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 3.000 percent on $1.250 billion of the 2010 Senior Notes due 2015, 4.450 percent on $1.250 billion of the 2010 Senior Notes due 2020, 5.550 percent on $500 million of the 2010 Senior Notes due 2040, 4.500 percent on $550 million of the 2009 Senior Notes due 2014, 5.600 percent on $400 million of the 2009 Senior Notes due 2019, 6.500 percent on $300 million of the 2009 Senior Notes due 2039, 1.500 percent on the $2.200 billion Senior Convertible Notes due 2011, 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.750 percent on the $400 million of 2005 Senior Notes due 2010, 4.750 percent on the $600 million of 2005 Senior Notes due 2015 and 1.250 percent on the Contingent Convertible Debentures due 2021. The table above excludes the impact of the debt discount amortization, due to the adoption of the new authoritative guidance for convertible debt accounting, on the Senior Convertible Notes.

(5) These obligations include certain research and development arrangements.

(6) Long-term debt in the table above includes $3.000 billion 2010 Senior Notes, $1.250 billion 2009 Senior Notes, $4.400 billion Senior Convertible Notes, $1.000 billion 2005 Senior Notes and $15 million related to our Contingent Convertible Debentures. The table above excludes the remaining fair value from the five-year interest rate swap agreement entered into in November 2005 and the eight-year interest rate swap agreement entered into in June 2007 that were terminated in December 2008. The table above includes the impact of the five-year interest rate swap agreements entered into in June 2009, December 2009 and March 2010 along with the three-year interest rate swap agreements entered into in March 2010. See Notes 9 and 10 to the consolidated financial statements for additional information regarding the interest rate swap agreement terminations.

Debt and Capital

In June 2007 and June 2009, our Board of Directors authorized the repurchase of up to 50 million and 60 million shares of our common stock, respectively.

Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. During fiscal years 2010 and 2009, we repurchased approximately 27.0 million shares and 16.5 million shares at an average price of $38.10 and $45.94, respectively. As of April 30, 2010, we have approximately 50.8 million shares remaining under current buyback authorizations approved by the Board of Directors.

In March 2010, we issued three tranches of Senior Notes (collectively, the 2010 Senior Notes) with the aggregate face value of $3.000 billion. The first tranche consisted of $1.250 billion of 3.000 percent Senior Notes due 2015, the second tranche consisted of $1.250 billion of 4.450 percent Senior Notes due 2020 and the third tranche consisted of $500 million of 5.550 percent Senior Notes due 2040. All three tranches were issued at a discount which resulted in an effective interest rate of 3.002 percent, 4.470 percent and 5.564 percent, respectively. Interest on each series of 2010 Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2010. The 2010 Senior Notes are unsecured senior obligations that rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the 2010 Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 30, 2010. We used the net proceeds from the sale of the 2010 Senior Notes for working capital and general corporate uses, which may include repayment of our indebtedness that matures in fiscal year 2011. This includes the $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and the $400 million of 2005 Senior Notes due 2010.

In March 2009, we issued three tranches of Senior Notes (collectively, the 2009 Senior Notes) with the aggregate face value of $1.250 billion. The first tranche consisted of $550 million of 4.500 percent Senior Notes due 2014, the second tranche consisted of $400 million of 5.600 percent Senior Notes due 2019 and the third tranche consisted of $300 million of 6.500 percent Senior Notes due 2039. The first tranche was issued at par, the second tranche was issued at a discount which resulted in an effective interest rate of 5.609 percent and the third tranche was issued at a discount which resulted in an effective interest rate of 6.519 percent. Interest on each series of 2009 Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The 2009 Senior Notes are unsecured senior obligations that rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the 2009 Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 30, 2010. We used the net proceeds from the sale of the 2009 Senior Notes for repayment of a portion of our outstanding commercial paper and for general corporate uses.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of our common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined in the applicable indentures, the holders may require us to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of our common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance with as of April 30, 2010. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. As of April 30, 2010, pursuant to provisions in the indentures relating to the increase of our quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 18.2508, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $54.79. See Note 9 to the consolidated financial statements for further discussion of the accounting treatment of these Senior Convertible Notes.

Concurrent with the issuance of the Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders' equity.

In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the settlement dates). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders' equity. See Note 9 to the consolidated financial statements for further discussion of the accounting treatment. During the fourth quarter of fiscal year 2010, certain of the holders requested adjustment to the exercise price of the warrants from $75.30 to $74.71 pursuant to the anti-dilution provisions of the warrants relating to our payment of dividends to common shareholders.

In September 2005, we issued two tranches of Senior Notes (collectively, the 2005 Senior Notes) with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent 2005 Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent 2005 Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five- and ten-year 2005 Senior Notes, respectively. Interest on each series of 2005 Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The 2005 Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 30, 2010. We used the net proceeds from the sale of the 2005 Senior Notes for repayment of a portion of our outstanding commercial paper.

As of April 30, 2010, we had interest rate swap agreements designated as fair value hedges of underlying fixed rate obligations including our $1.250 billion 3.000 percent Senior Notes due 2015, our $600 million 4.750 percent Senior Notes due 2015, our $2.200 billion 1.625 percent Senior Convertible Notes due 2013 and our $550 million 4.500 percent Senior Notes due 2014. We did not have any interest rate swap agreements outstanding as of April 24, 2009. For additional information regarding the interest rate swap agreements, refer to Note 10 of the consolidated financial statements.

As of April 30, 2010, we had $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of the Company's common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, we will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of the Company's common stock to the extent the conversion value exceeds the principal amount of the Debentures. We may be required to repurchase the remaining debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash. We can redeem the remaining Debentures for cash at any time.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. There was no outstanding commercial paper as of April 30, 2010. At April 24, 2009, outstanding commercial paper totaled $385 million. During fiscal years 2010 and 2009, the weighted average original maturity of the commercial paper outstanding was approximately 63 and 50 days, respectively, and the weighted average interest rate was 0.44 percent and 1.60 percent, respectively.

In connection with the issuance of the Debentures, 2010 Senior Notes, 2009 Senior Notes, 2005 Senior Notes, Senior Convertible Notes and commercial paper, Standard and Poor's Ratings Group and Moody's Investors Service issued long-term debt ratings of AA- and A1, respectively, and short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods of the prior year.

We have existing unsecured lines of credit of approximately $2.839 billion with various banks at April 30, 2010. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011. The credit facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The credit facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement.

On November 2, 2007, we entered into a credit agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. The credit agreement provides for a $300 million unsecured revolving credit facility maturing November 2, 2010. In addition to certain initial fees, we are obligated to pay a commitment fee based on the total revolving commitment.

As of April 30, 2010 and April 24, 2009, $65 million and $508 million, respectively, were outstanding on all lines of credit.

Interest rates on advances on our lines of credit are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 30, 2010.

As of April 30, 2010, we have unused credit lines and commercial paper capacity of approximately $3.274 billion.

Pending Acquisition

On April 29, 2010 we announced the signing of a definitive agreement to acquire ATS Medical, Inc. (ATS Medical). ATS Medical is a leading developer, manufacturer and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, we will pay $4.00 per share in cash for each share of ATS Medical stock. The total value of the transaction is expected to be approximately $370 million, which includes the purchase of ATS Medical stock and assumption of net debt. The transaction is expected to close this summer and is subject to customary closing conditions, including approval by ATS Medical's shareholders and U.S. and foreign regulatory clearances.

Acquisitions

In April 2010, we acquired Invatec. Under the terms of the agreement, the transaction included an initial up-front payment of $350 million, which includes the assumption and settlement of existing Invatec debt. The agreement also includes potential additional payments of up to $150 million contingent upon achievement of certain milestones. Invatec is a developer of innovative medical technologies for the interventional treatment of cardiovascular disease.

In April 2009, we acquired CoreValve. Under the terms of the agreement, the transaction included an initial up-front payment of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products that are approved in certain markets outside the U.S.

In February 2009, we acquired Ventor, a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. Total consideration for the transaction, net of cash acquired, was approximately $308 million, of which $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use. This acquisition adds two technologies to our transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology.

It is expected that the acquisitions of CoreValve and Ventor will allow us to pursue opportunities that have natural synergies with our existing heart valve franchise in our CardioVascular business and leverage our global footprint.

In February 2009, we also acquired Ablation Frontiers. Under the terms of the agreement, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radio frequency ablation solutions for treatment of atrial fibrillation. Ablation Frontiers' system of ablation catheters and radio frequency generator is currently approved in certain markets outside the U.S.

In November 2008, we acquired CryoCath. Under the terms of the agreement, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt and the payment of direct acquisition costs. CyroCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath's Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in markets outside the U.S.

It is expected that the acquisitions of Ablation Frontiers and CryoCath will allow our CRDM operating segment to extend its reach into the under-penetrated market of catheter based treatment of atrial fibrillation.

In July 2008, we acquired Restore. Under the terms of the agreement, Restore shareholders received $1.60 per share in cash for each share of Restore common stock they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. Restore's Pillar System will provide us with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring.

The pro forma impact of the above acquisitions were not significant, individually or in the aggregate, to our results for the fiscal years ended April 30, 2010, April 24, 2009 or April 25, 2008. The results of operations related to each company have been included in our consolidated statements of earnings since the date each company was acquired.

In addition to the acquisitions above, we periodically acquire certain tangible or intangible assets from enterprises that do not otherwise qualify for accounting as a business combination. These transactions are largely reflected in the consolidated statements of cash flows as a component of investing activities under *purchase of intellectual property.*

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the consolidated financial statements.

Operations Outside of the United States

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2010, 2009 and 2008:

	Fiscal Years		
(in millions)	**2010**	2009	2008
U.S. net sales	**$ 9,366**	$ 8,987	$ 8,336
Non-U.S. net sales	**6,451**	5,612	5,179
Total net sales	**$15,817**	$14,599	$13,515

From fiscal year 2009 to fiscal year 2010, consolidated net sales growth in the U.S. and outside the U.S. grew 4 percent and 15 percent, respectively. Foreign currency had a positive impact of $113 million on net sales for fiscal year 2010. Outside the U.S., net sales growth was strong across all of our operating segments and led by strong performance in CardioVascular, Neuromodulation, Diabetes, Spinal and Surgical Technologies. CardioVascular net sales were led by increased sales of Resolute, Endeavor, CoreValve transcatheter valves and Endovascular. Pain Stim, DBS and Uro/Gastro led the increase within our Neuromodulation operating segment. Diabetes sales increased as a result of strong pump sales driven by the expanded launch of Veo. Spinal net sales growth was led by growth in balloon kyphoplasty. Increased sales of the O-Arm Imaging System led to the growth within the Surgical Technologies business outside the U.S.

From fiscal year 2008 to fiscal year 2009, consolidated net sales growth in the U.S. and outside the U.S. both grew 8 percent. Foreign currency had a negative impact of $100 million on net sales for fiscal year 2009. Outside the U.S., net sales growth was led by strong performance in Spinal, Diabetes and Surgical Technologies. Spinal net sales growth was led by growth in Core Spinal due to increased sales of the CD HORIZON family of products. Also, the acquisition of Kyphon in the third quarter of fiscal year 2008 increased the sales growth for Spinal as the comparative period only included six months of Kyphon net sales. Diabetes growth outside the U.S. was led by the continued acceptance of the MiniMed Paradigm REAL-Time System. Increased sales of the O-Arm Imaging System led to the growth within the Surgical Technologies operating segment outside the U.S.

Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.855 billion at April 30, 2010, or 55 percent, of total outstanding accounts receivable, and $1.592 billion at April 24, 2009, or 50 percent, of total outstanding accounts receivable.

Market Risk

Due to the global nature of our operations, we are subject to the exposures that arise from currency exchange rate fluctuations. In a period where the U.S. dollar is strengthening/weakening as compared to other currencies, our revenues and expenses denominated in foreign currencies are translated into U.S. dollars at a lower/higher value than they would otherwise be in a constant currency exchange rate environment. We manage these exposures using operational and economic hedges as well as derivative financial instruments. The primary currencies hedged are the Euro and the Japanese Yen.

Our objective in managing exposure to currency exchange rate fluctuations is to minimize earnings and cash flow volatility associated with currency exchange rate changes. We enter into various contracts, principally forward contracts that change in value as currency exchange rates change, to protect the U.S. dollar value of existing foreign currency assets, liabilities, net investments and probable commitments. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into currency exchange rate hedging transactions only to the extent true exposures exist; we do not enter into currency exchange rate hedging transactions for speculative purposes.

We had currency exchange rate derivative contracts outstanding in notional amounts of $5.495 billion and $5.296 billion at April 30, 2010 and April 24, 2009, respectively. The fair value of these contracts at April 30, 2010 was $217 million more than the original contract value. A sensitivity analysis of changes in the fair value of all currency exchange rate derivative contracts at April 30, 2010 indicates that, if the U.S. dollar uniformly strengthened/ weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by $489 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis. We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments, which include our fixed-to-floating interest rate swap agreements. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 30, 2010 indicates that the fair value of these instruments would correspondingly change by $34 million.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. For a discussion of current market conditions and the impact on Medtronic, please see the "Liquidity and Capital Resources" section of this management's discussion and analysis.

Cautionary Factors That May Affect Future Results

This Annual Report may include "forward-looking" statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth and growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation and tax matters, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "looking ahead," "may," "plan," "possible," "potential," "project," "should," "will" and similar words or expressions. Forward-looking statements in this Annual Report include, but are not limited to, future launches of products and continued or future acceptance of products in our operating segments; market positioning and performance of our products; increased presence in new markets; integration of acquired companies into our operations; the resolution of tax matters; the effectiveness of our development activities in reducing patient care costs; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters; general economic conditions; the adequacy of available working capital and our working capital needs; the continued strength of our balance sheet and liquidity; and the potential impact of our compliance with governmental regulations. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the section entitled "Government Regulation and Other Considerations" in our Form 10-K, in the section entitled "Risk Factors" in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, liquidity, decreasing prices, adverse regulatory action, litigation success, self-insurance, healthcare policy changes and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

We undertake no obligation to update any statement we make, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled "Risk Factors" in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Reports of Management

Management's Report on the Financial Statements

The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under *Critical Accounting Estimates* on pages 19–21, the consolidated financial statements reflect estimates based on management's judgment.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion that such financial statements present fairly, in all material respects, our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of April 30, 2010. Our internal control over financial reporting as of April 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements.



William A. Hawkins
Chairman and Chief Executive Officer



Gary L. Ellis
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 30, 2010 and April 24, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2010 the Company retrospectively changed the manner in which it accounts for certain convertible debt instruments and share-based payments. Also as discussed in Note 5 to the consolidated financial statements, in fiscal 2010 the Company changed the manner in which it accounts for business combinations. As discussed in Notes 7 and 15 to the consolidated financial statements, in fiscal 2009 the Company changed the manner in which it determines fair value in certain situations and changed the date it uses to measure the funded status of its defined benefit pension and other postretirement plans. As discussed in Note 14 to the consolidated financial statements, in fiscal 2008 the Company changed the manner in which it accounts for uncertain income taxes.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2010

Consolidated Statements of Earnings

(in millions, except per share data)	Fiscal Year		
	2010	2009	2008
Net sales	**$15,817**	$14,599	$13,515
Costs and expenses:			
Cost of products sold	**3,812**	3,518	3,446
Research and development expense	**1,460**	1,355	1,275
Selling, general and administrative expense	**5,415**	5,152	4,707
Special charges	**—**	100	78
Restructuring charges	**50**	120	41
Certain litigation charges, net	**374**	714	366
Purchased in-process research and development (IPR&D) and certain acquisition-related costs	**23**	621	390
Other expense, net	**468**	396	436
Interest expense, net	**246**	183	36
Total costs and expenses	**11,848**	12,159	10,775
Earnings before income taxes	**3,969**	2,440	2,740
Provision for income taxes	**870**	370	602
Net earnings	**$ 3,099**	$ 2,070	$ 2,138
Earnings per share:			
Basic	**$ 2.80**	$ 1.85	$ 1.89
Diluted	**$ 2.79**	$ 1.84	$ 1.87
Weighted average shares outstanding:			
Basic	**1,106.3**	1,121.9	1,133.0
Diluted	**1,109.4**	1,126.3	1,143.8
Cash dividends declared per common share	**$ 0.82**	$ 0.75	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in millions, except per share data)	April 30, 2010	April 24, 2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,400**	$ 1,271
Short-term investments	**2,375**	405
Accounts receivable, less allowances of $67 and $61, respectively	**3,335**	3,123
Inventories	**1,481**	1,426
Deferred tax assets, net	**544**	605
Prepaid expenses and other current assets	**704**	622
Total current assets	**9,839**	7,452
Property, plant and equipment, net	**2,421**	2,279
Goodwill	**8,391**	8,195
Other intangible assets, net	**2,559**	2,477
Long-term investments	**4,632**	2,769
Other assets	**248**	416
Total assets	**$28,090**	$23,588
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings	**$ 2,575**	$ 522
Accounts payable	**420**	382
Accrued compensation	**1,001**	901
Accrued income taxes	**235**	130
Other accrued expenses	**890**	1,212
Total current liabilities	**5,121**	3,147
Long-term debt	**6,944**	6,253
Long-term accrued compensation and retirement benefits	**516**	329
Long-term accrued income taxes	**595**	475
Long-term deferred tax liabilities, net	**89**	115
Other long-term liabilities	**196**	87
Total liabilities	**13,461**	10,406
Commitments and contingencies (Notes 5, 16 and 17)	**—**	—
Shareholders' equity:		
Preferred stock—par value $1.00; 2.5 million shares authorized, none outstanding	**—**	—
Common stock—par value $0.10; 1.6 billion shares authorized, 1,097,342,586 and 1,119,140,192 shares issued and outstanding, respectively	**110**	112
Retained earnings	**14,826**	13,272
Accumulated other comprehensive loss	**(307)**	(202)
Total shareholders' equity	**14,629**	13,182
Total liabilities and shareholders' equity	**$28,090**	$23,588

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in millions)	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance April 27, 2007	1,143	$ 114	$ 11,448	$ (62)	$ 11,500
Net earnings	—	—	2,138	—	2,138
Other comprehensive (loss)/income					
Unrealized loss on investments	—	—	—	(47)	(47)
Translation adjustment	—	—	—	14	14
Net change in retirement obligations	—	—	—	37	37
Unrealized loss on foreign currency exchange rate derivatives	—	—	—	(211)	(211)
Total comprehensive income					1,931
Dividends to shareholders	—	—	(565)	—	(565)
Issuance of common stock under stock purchase and award plans	13	1	402	—	403
Adjustment to deferred tax benefit recorded on adoption of new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	—	(17)	(17)
Repurchase of common stock	(31)	(3)	(1,541)	—	(1,544)
Excess tax benefit from exercise of stock-based awards	—	—	40	—	40
Stock-based compensation	—	—	217	—	217
Cumulative effect adjustment to retained earnings to initially apply guidance concerning uncertainty in income taxes (Note 14)	—	—	1	—	1
Balance April 25, 2008	1,125	$ 112	$ 12,140	$ (286)	$ 11,966
Net earnings	—	—	2,070	—	2,070
Other comprehensive (loss)/income					
Unrealized loss on investments	—	—	—	(54)	(54)
Translation adjustment	—	—	—	(147)	(147)
Net change in retirement obligations	—	—	—	(210)	(210)
Unrealized gain on foreign currency exchange rate derivatives	—	—	—	494	494
Total comprehensive income					2,153
Dividends to shareholders	—	—	(843)	—	(843)
Issuance of common stock under stock purchase and award plans	11	2	414	—	416
Adjustment for change in plan measurement date pursuant to the new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	(13)	1	(12)
Repurchase of common stock	(17)	(2)	(757)	—	(759)
Excess tax benefit from exercise of stock-based awards	—	—	24	—	24
Stock-based compensation	—	—	237	—	237
Balance April 24, 2009	1,119	$ 112	$ 13,272	$ (202)	$ 13,182
Net earnings	—	—	**3,099**	—	**3,099**
Other comprehensive (loss)/income					
Unrealized gain on investments	—	—	—	**68**	**68**
Translation adjustment	—	—	—	**181**	**181**
Net change in retirement obligations	—	—	—	**(214)**	**(214)**
Unrealized loss on foreign currency exchange rate derivatives	—	—	—	**(137)**	**(137)**
Reclassification of other-than-temporary losses on marketable securities included in net income	—	—	**3**	**(3)**	—
Total comprehensive income					**2,997**
Dividends to shareholders	—	—	**(907)**	—	**(907)**
Issuance of common stock under stock purchase and award plans	**5**	**1**	**164**	—	**165**
Repurchase of common stock	**(27)**	**(3)**	**(1,027)**	—	**(1,030)**
Excess tax benefit from exercise of stock-based awards	—	—	**(3)**	—	**(3)**
Stock-based compensation	—	—	**225**	—	**225**
Balance April 30, 2010	**1,097**	**$110**	**$14,826**	**$(307)**	**$14,629**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Fiscal Year 2010	2009	2008
Operating Activities:			
Net earnings	**$ 3,099**	$ 2,070	$ 2,138
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**772**	699	637
Amortization of discount on senior convertible notes	**167**	154	145
Special charges	**—**	—	78
IPR&D charges	**11**	621	390
Provision for doubtful accounts	**36**	23	31
Deferred income taxes	**144**	(171)	(101)
Stock-based compensation	**225**	237	217
Excess tax benefit from exercise of stock-based awards	**—**	(24)	(40)
Change in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**(271)**	108	(461)
Inventories	**158**	(212)	30
Prepaid expenses and other assets	**33**	(121)	92
Accounts payable and accrued liabilities	**225**	510	(305)
Other operating assets and liabilities	**97**	(26)	272
Certain litigation charges, net	**374**	714	366
Certain litigation payments	**(939)**	(704)	—
Net cash provided by operating activities	**4,131**	3,878	3,489
Investing Activities:			
Acquisitions, net of cash acquired	**(350)**	(1,624)	(4,221)
Purchase of intellectual property	**(62)**	(165)	(93)
Additions to property, plant and equipment	**(573)**	(498)	(513)
Purchases of marketable securities	**(7,478)**	(2,960)	(6,433)
Sales and maturities of marketable securities	**3,791**	2,845	8,557
Other investing activities, net	**(87)**	(338)	(87)
Net cash used in investing activities	**(4,759)**	(2,740)	(2,790)
Financing Activities:			
Change in short-term borrowings, net	**(444)**	(633)	543
Payments on long-term debt	**(20)**	(300)	(12)
Issuance of long-term debt	**3,000**	1,250	300
Dividends to shareholders	**(907)**	(843)	(565)
Issuance of common stock under stock purchase and award plans	**165**	416	403
Excess tax benefit from exercise of stock-based awards	**—**	24	40
Repurchase of common stock	**(1,030)**	(759)	(1,544)
Net cash provided by (used in) financing activities	**764**	(845)	(835)
Effect of exchange rate changes on cash and cash equivalents	**(7)**	(82)	(60)
Net change in cash and cash equivalents	**129**	211	(196)
Cash and cash equivalents at beginning of period	**1,271**	1,060	1,256
Cash and cash equivalents at end of period	**$ 1,400**	$ 1,271	$ 1,060
Supplemental Cash Flow Information			
Cash paid for:			
Income taxes	**$ 571**	$ 436	$ 717
Interest	**386**	208	258
Supplemental non-cash investing and financing activities:			
Reclassification of debentures from short-term to long-term debt	**$ —**	$ 15	$ —
Reclassification of debentures from long-term to short-term debt	**—**	—	94
Reclassification of senior notes from long-term to short-term debt	**400**	—	—
Reclassification of senior convertible notes from long-term to short-term debt	**2,200**	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology—alleviating pain, restoring health and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes and ear, nose and throat conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe and Japan.

Principles of Consolidation The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. U.S. generally accepted accounting principles (U.S. GAAP) are applied when determining whether an entity is subject to consolidation.

Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company's fiscal years 2009 and 2008 ended on April 24, 2009 and April 25, 2008, respectively, both of which were 52-week years. Fiscal year 2010 ended April 30, 2010 and was a 53-week year.

Use of Estimates The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments Investments in marketable equity securities and debt securities that are classified and accounted for as available-for-sale at April 30, 2010 and April 24, 2009 include corporate debt securities, U.S. and foreign government and agency securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. The Company invests in available-for-sale securities to promote business and strategic objectives. Available-for-sale debt securities are recorded at fair value in both *short-term* and *long-term investments* and marketable equity securities are recorded at fair value in *long-term investments* on the consolidated balance sheets. The change in fair value for available-for-sale securities is recorded, net of taxes, as a component of *accumulated other comprehensive loss* on the consolidated balance sheets.

Investments in securities that are classified and accounted for as trading securities at April 30, 2010 include exchange-traded funds. The Company did not have any trading securities at April 24, 2009. Trading securities are recorded at fair value in *long-term investments* on the consolidated balance sheets. The Company's trading securities seek to offset changes in liabilities related to equity and other market risks of certain deferred compensation arrangements. The change in fair value for trading securities is recorded as a component of *interest expense, net* on the consolidated statements of earnings. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Certain of the Company's investments in equity and other securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity and other securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are initially recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. See Note 6 for discussion of the gains and losses recognized on equity and other securities.

Accounts Receivable The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible.

Inventories Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	**April 30, 2010**	April 24, 2009
Finished goods	**$ 896**	$ 854
Work in process	**269**	251
Raw materials	**316**	321
Total	**$1,481**	$1,426

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment balances and corresponding lives are as follows:

(in millions)	**April 30, 2010**	April 24, 2009	Lives (in years)
Land and land improvements	**$ 137**	$ 124	Up to 20
Buildings and leasehold improvements	**1,427**	1,296	Up to 40
Equipment	**3,525**	3,144	3–7
Construction in progress	**269**	323	—
Subtotal	**5,358**	4,887	
Less: Accumulated depreciation	**(2,937)**	(2,608)	
Property, plant and equipment, net	**$ 2,421**	$ 2,279	

Depreciation expense of $454 million, $418 million and $417 million was recognized in fiscal years 2010, 2009 and 2008, respectively.

Goodwill Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with U.S. GAAP, goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2010, 2009 and 2008 and determined that no goodwill was impaired.

Intangible Assets Intangible assets include patents, trademarks, purchased technology and IPR&D (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis.

IPR&D When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets and net tangible assets, with the remainder recognized as goodwill. During the fiscal year 2010, the Company adopted new authoritative guidance related to business combinations. Under this new guidance, IPR&D is capitalized. Prior to the adoption of this guidance, IPR&D was immediately expensed. The adoption of the new authoritative guidance did not change the requirement to expense IPR&D immediately with respect to asset acquisitions. IPR&D has an indefinite life and is not amortized until completion and development of the project which at that time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner, the Company may have an impairment related to the IPR&D.

The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent issuance, and validity and litigation, if any. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

Contingent Consideration During fiscal year 2010, as mentioned above, the Company adopted new authoritative guidance related to business combinations. Under this new guidance, the Company must recognize contingent purchase price consideration at fair value at the acquisition date. Prior to the adoption of this guidance, contingent consideration was not included on the balance sheet and was expensed as incurred. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense in the Company's consolidated statements of earnings. Therefore, any changes in the fair value will impact the Company's earnings in such reporting period thereby resulting in potential variability in the Company's earnings until contingencies are resolved.

Warranty Obligation The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the covered costs associated with field actions, if any, in warranty expense.

Changes in the Company's product warranty obligations during the years ended April 30, 2010 and April 24, 2009 consisted of the following:

(in millions)	
Balance April 25, 2008	$ 43
Warranty claims provision	23
Settlements made	(31)
Balance April 24, 2009	$ 35
Warranty claims provision	50
Settlements made	(40)
Balance April 30, 2010	**$ 45**

Self-Insurance It is the Company's policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, director and officer and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company's consolidated financial statements.

Retirement Benefit Plan Assumptions The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefits costs include assumptions for the discount rate, retirement age, compensation rate increases and the expected return on plan assets. Post-retirement medical benefits costs include assumptions for the discount rate, retirement age, expected return on plan assets and healthcare cost trend rate assumptions.

The Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets and healthcare cost trend rates of its pension benefits and post-retirement benefits annually. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

It is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company's consolidated financial statements. Refer to Note 15 for additional information regarding the Company's retirement benefit plans.

Revenue Recognition The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company's revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. For multiple-element arrangements, the Company allocates revenue from the arrangement to the elements based on the relative fair value of each element, which is based on reliable and objective evidence. The fair value is generally based on the relative sales price of each element when sold separately. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges on equity securities.

Stock-Based Compensation The Company's compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into *cost of products sold, research and development expense* and *selling, general and administrative expense* in the consolidated statements of earnings, as appropriate. Refer to Note 13 for additional information.

Foreign Currency Translation Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive loss* on the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average currency exchange rates in effect during the period and foreign currency transaction gains and losses are included in *other expense, net* in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive Loss In addition to net earnings, comprehensive income includes changes in currency exchange rate translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on currency exchange rate derivative contracts qualifying and designated as cash flow hedges, net changes in retirement obligation funded status and unrealized gains and losses on available-for-sale marketable securities. Comprehensive income in fiscal years 2010, 2009 and 2008 was $2.997 billion, $2.153 billion and $1.931 billion, respectively.

Presented below is a summary of activity for each component of *accumulated other comprehensive loss* for fiscal years 2010, 2009 and 2008:

(in millions)	Unrealized Gain/(Loss) on Investments	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized Gain/(Loss) on Foreign Currency Exchange Rate Derivatives	Accumulated Other Comprehensive (Loss)/Income
Balance April 27, 2007	$ 6	$ 195	$ (209)	$ (55)	$ (62)
Other comprehensive (loss)/income	(47)	14	37	(211)	(207)
Adjustment to deferred tax benefit recorded on adoption of new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	(17)	—	(17)
Balance April 25, 2008	$ (41)	$ 209	$ (189)	$(266)	$ (286)
Other comprehensive (loss)/income	(54)	(147)	(210)	494	83
Adjustment for change in plan measurement date pursuant to the new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	1	—	1
Balance April 24, 2009	$ (95)	$ 62	$ (398)	$ 228	$ (202)
Other comprehensive (loss)/income	68	181	(214)	(137)	(102)
Reclassification of other-than-temporary losses on marketable securities included in net income	(3)	—	—	—	(3)
Balance April 30, 2010	**$(30)**	**$ 243**	**$(612)**	**$ 91**	**$(307)**

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax expense/(benefit) on the unrealized gain/(loss) on foreign exchange derivatives in fiscal years 2010, 2009 and 2008 was $(75) million, $320 million and $(132) million, respectively. The tax benefit related to the net change in retirement obligations was $112 million, $109 million and $17 million in fiscal years 2010, 2009 and 2008, respectively. The Company adopted new measurement date authoritative guidance for defined benefit plans in the fourth quarter of fiscal year 2009, which resulted in a one-time adjustment to retained earnings and accumulated other comprehensive income in that period. The tax expense on the adjustment to other comprehensive income for the change in measurement date was less than $1 million. The tax expense/(benefit) on the unrealized gain/(loss) on investments in fiscal years 2010, 2009 and 2008 was $35 million, $(33) million and $(26) million, respectively.

Derivatives U.S. GAAP requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in *accumulated other comprehensive loss* on the consolidated balance sheets until the hedged item is recognized in earnings upon settlement/termination. The changes in the fair value of the derivative are intended to offset the change in fair value of the hedged asset, liability, net investment or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses derivative instruments, primarily forward currency exchange rate contracts, to manage its exposure related to currency exchange rate changes. The Company enters into contracts with major financial institutions that change in value as currency exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or freestanding derivatives. It is the Company's policy to enter into forward currency exchange rate derivative contracts only to the extent true exposures exist; the Company does not enter into forward currency exchange rate derivative contracts for speculative purposes. Principal currency exchange rates hedged to the U.S. dollar are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of *prepaid expenses and other current assets, other long-term assets, other accrued expenses* or *other long-term liabilities* depending upon the gain or loss position of the contract and contract maturity date.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in *accumulated other comprehensive loss* on the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in shareholders' equity, is reclassified to earnings and is included in *other expense, net* or *cost of products sold* in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward currency exchange rates of the net investment hedges are recorded currently in earnings as *other expense, net*. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive loss* on the consolidated balance sheets.

The Company uses forward currency exchange rate contracts to offset its exposure to the change in value of certain foreign currency denominated intercompany assets and liabilities. These forward currency exchange rate contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

The Company uses interest rate derivative instruments to manage its exposure to interest rate movements by converting fixed-rate debt into floating-rate debt. The objective of the instruments is to more effectively balance the Company's borrowing costs and interest rate risk. These derivative instruments are designated as fair value hedges under U.S. GAAP. Changes in the fair value of the derivative instrument are recorded in *other expense, net*, and are offset by gains or losses on the underlying debt instrument. Interest expense includes interest payments made or received under interest rate derivative instruments.

In addition, the Company has collateral credit agreements with its primary derivatives counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties.

Earnings Per Share Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

In June 2008 the FASB issued new authoritative guidance for determining whether instruments granted in share-based payment transactions, such as options, restricted stock units and restricted stock, are participating securities. This new guidance provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company adopted the new guidance in the first quarter of fiscal year 2010 and was required to retrospectively adjust all prior period earnings per share data.

See Note 2 for additional information regarding the adoption of this new authoritative guidance.

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year		
(in millions, except per share data)	**2010**	2009	2008
Numerator:			
Net earnings	**$3,099**	$2,070	$2,138
Denominator:			
Basic—weighted average shares outstanding	**1,106.3**	1,121.9	1,133.0
Effect of dilutive securities:			
Employee stock options	**0.9**	2.4	9.7
Employee restricted stock units	**1.9**	1.2	0.3
Other	**0.3**	0.8	0.8
Diluted—weighted average shares outstanding	**1,109.4**	1,126.3	1,143.8
Basic earnings per share	**$ 2.80**	$ 1.85	$ 1.89
Diluted earnings per share	**$ 2.79**	$ 1.84	$ 1.87

The calculation of weighted average diluted shares outstanding excludes options for approximately 65 million, 62 million and 22 million common shares in fiscal years 2010, 2009 and 2008, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

New Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) updated the revenue recognition accounting guidance relating to the accounting for revenue arrangements that involve more than one deliverable or unit of accounting. The updated guidance requires companies to allocate arrangement considerations in multiple deliverable arrangements in a manner that better reflects the economics of the transaction by revising certain thresholds for separation, and providing criteria for allocation of revenue among deliverables. The updated guidance is effective for the Company beginning in fiscal year 2012. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company is currently evaluating the impact of adoption of this accounting guidance on its consolidated financial statements.

In January 2010, the FASB updated the disclosure requirements for fair value measurements. The updated guidance requires companies to disclose separately the investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), companies should present separately information about purchases, sales, issuances and settlements. The updated guidance was effective for the Company beginning in the fourth quarter of fiscal year 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which are effective for the Company beginning in the first quarter of fiscal year 2012. The fiscal year 2010 adoption did not result in a material impact to the Company's financial statements. Refer to Note 7 for additional information on Levels 1, 2 and 3.

2. Retrospective Adoption of Accounting Pronouncements

In May 2008, the FASB issued new authoritative accounting guidance for convertible debt. The new guidance requires the proceeds from the issuance of applicable convertible debt instruments to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The new guidance changes the accounting treatment for the Company's $2.200 billion of 1.500 percent and $2.200 billion of 1.625 percent Senior Convertible Notes due 2011 and 2013, respectively, which were issued in April 2006 (collectively, the Senior Convertible Notes), and the $15 million remaining balance of the Company's 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures).

The effect of the adoption of the new convertible debt authoritative guidance on the Senior Convertible Notes at April 2006 was a debt discount of $967 million and an increase of $614 million, net of tax, to shareholders' equity.

The resulting debt discount for the Company's Debentures was to be amortized over the period from the effective date, January 2005, through the first date holders of the Debentures had the ability to put them back to the Company, September 2006. Therefore, the retrospective adoption of the new convertible debt authoritative guidance for the Debentures had no impact on results of operations for periods following fiscal year 2007.

In addition, in June 2008 the FASB issued new authoritative guidance for determining whether instruments granted in share-based payment transactions, such as options, restricted stock units and restricted stock awards, are participating securities. This new guidance provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company adopted the new guidance in the first quarter of fiscal year 2010 and was required to retrospectively adjust all prior-period earnings per share data. The resulting impact of the adoption of the new guidance was to include 2.9 million, 4.1 million and 2.3 million of unvested restricted stock awards in the basic weighted average shares outstanding calculation for fiscal years 2010, 2009 and 2008, respectively.

The following table illustrates the impact of the adoption of new authoritative accounting guidance for convertible debt and the new share-based payment authoritative guidance on certain financial statement line items in the consolidated statements of earnings for fiscal years 2010, 2009 and 2008:

	Fiscal Year 2010			
(in millions, except per share data)	**Previous Method**	**Impact of New Convertible Debt Guidance**	**Impact of New Share-Based Payment Guidance**	**As Reported**
Interest expense, net	**$ 79**	**$ 167**	**$ —**	**$ 246**
Provision for income taxes	**933**	**(63)**	**—**	**870**
Net earnings	**$3,203**	**$ (104)**	**$ —**	**$3,099**
Earnings per share:				
Basic	**$ 2.90**	**$(0.09)**	**$(0.01)**	**$ 2.80**
Diluted	**$ 2.89**	**$(0.09)**	**$ —**	**$ 2.79**[(a)]

(a) The data in this schedule has been intentionally rounded to the nearest $0.01 and therefore may not sum.

	Fiscal Year 2009			
(in millions, except per share data)	As Originally Reported	Impact of New Convertible Debt Guidance	Impact of New Share-Based Payment Guidance	As Adjusted
Interest expense, net	$ 29	$ 154	$ —	$ 183
Provision for income taxes	425	(55)	—	370
Net earnings	$ 2,169	$ (99)	$ —	$ 2,070
Earnings per share:				
Basic	$ 1.94	$ (0.09)	$ —	$ 1.85
Diluted	$ 1.93	$ (0.09)	$ —	$ 1.84

	Fiscal Year 2008			
(in millions, except per share data)	As Originally Reported	Impact of New Convertible Debt Guidance	Impact of New Share-Based Payment Guidance	As Adjusted
Interest expense/(income), net	$ (109)	$ 145	$ —	$ 36
Provision for income taxes	654	(52)	—	602
Net earnings	$ 2,231	$ (93)	$ —	$ 2,138
Earnings per share:				
Basic	$ 1.97	$ (0.08)	$ —	$ 1.89
Diluted	$ 1.95	$ (0.08)	$ —	$ 1.87

The following tables illustrate the impact of the adoption of the new convertible debt guidance on certain financial statement line items in the consolidated balance sheet as of April 30, 2010 and April 24, 2009:

	April 30, 2010		
(in millions)	**Previous Method**	**Effect of Change**	**As Reported**
Assets:			
Prepaid expenses and other current assets (debt issuance costs)	**$ 709**	**$ (5)**	**$ 704**
Long-term deferred tax assets, net	**28**	**(28)**	**—**
Total assets	**$28,123**	**$ (33)**	**$28,090**
Liabilities and shareholders' equity:			
Long-term debt	**$ 7,293**	**$(349)**	**$ 6,944**
Long-term deferred tax liabilities, net	**—**	**89**	**89**
Total liabilities	**13,721**	**(260)**	**13,461**
Retained earnings	**14,599**	**227**	**14,826**
Total shareholders' equity	**14,402**	**227**	**14,629**
Total liabilities and shareholders' equity	**$28,123**	**$ (33)**	**$28,090**

	April 24, 2009		
(in millions)	As Originally Reported	Effect of Change	As Adjusted
Assets:			
Prepaid expenses and other current assets (debt issuance costs)	$ 630	$ (8)	$ 622
Long-term deferred tax assets, net	65	(65)	—
Total assets	$23,661	$ (73)	$23,588
Liabilities and shareholders' equity:			
Long-term debt	$ 6,772	$(519)	$6,253
Long-term deferred tax liabilities, net	—	115	115
Total liabilities	10,810	(404)	10,406
Retained earnings	12,941	331	13,272
Total shareholders' equity	12,851	331	13,182
Total liabilities and shareholders' equity	$23,661	$ (73)	$23,588

The following tables illustrate the impact of the adoption of the new convertible debt guidance on certain financial statement line items in the consolidated statement of cash flows for fiscal years 2010, 2009 and 2008:

	Fiscal Year 2010		
(in millions)	**Previous Method**	**Effect of Change**	**As Reported**
Operating Activities:			
Net earnings	**$3,203**	**$(104)**	**$3,099**
Amortization of discount on senior convertible notes	**—**	**167**	**167**
Deferred income taxes	**207**	**(63)**	**144**
Net cash provided by operating activities	**$4,131**	**$ —**	**$4,131**

	Fiscal Year 2009		
(in millions)	As Originally Reported	Effect of Change	As Adjusted
Operating Activities:			
Net earnings	$ 2,169	$ (99)	$ 2,070
Amortization of discount on senior convertible notes	—	154	154
Deferred income taxes	(116)	(55)	(171)
Net cash provided by operating activities	$ 3,878	$ —	$ 3,878

	Fiscal Year 2008		
(in millions)	As Originally Reported	Effect of Change	As Adjusted
Operating Activities:			
Net earnings	$ 2,231	$ (93)	$ 2,138
Amortization of discount on senior convertible notes	—	145	145
Deferred income taxes	(49)	(52)	(101)
Net cash provided by operating activities	$ 3,489	$ —	$ 3,489

3. Special Charges and Certain Litigation Charges, Net

Special Charges

In fiscal year 2010, there were no special charges.

In fiscal year 2009, consistent with the Company's commitment to improving the health of people and communities throughout the world, the Company recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

In fiscal year 2008, the Company recorded a special charge of $78 million related to the impairment of intangible assets associated with its benign prostatic hyperplasia, or enlarged prostate, product line purchased in fiscal year 2002. The development of the market, relative to the Company's original assumptions, had changed as a result of the broad acceptance of a new line of drugs to treat the symptoms of an enlarged prostate. After analyzing the estimated future cash flows utilizing this technology, based on the market development, the Company determined that the carrying value of these intangible assets was impaired and a write-down was necessary.

Certain Litigation Charges, Net

The Company classifies material litigation reserves and gains recognized as certain litigation charges, net. In fiscal year 2010, the Company incurred two certain litigation charges, net totaling $374 million related to settlements with Abbott Laboratories (Abbott) and W.L. Gore & Associates (Gore). The Abbott settlement accounted for $444 million in litigation charges and the Gore settlement accounted for a $70 million certain litigation gain. The Abbott settlement related to the global resolution of all outstanding intellectual property litigation. The terms of the Abbott agreement stipulate that neither party will sue each other in the field of coronary stent and stent delivery systems for a period of at least 10 years, subject to certain conditions. Both parties also agreed to a cross-license of the disputed patents within the defined field. The $444 million settlement amount included a $400 million payment made to Abbott and a $42 million success payment made to evYsio Medical Devices, LLC (evYsio). In addition, a $2 million payment was made to evYsio in connection with an amendment to the parties' existing agreement in order to expand the scope of the definition of the license field from evYsio. The Company paid the settlement in the second quarter of fiscal year 2010. The Gore settlement related to the resolution of outstanding patent litigation related to selected patents in Medtronic's Jervis and Wiktor patent families. The terms of the agreement stipulate that neither party will sue each other in the defined field of use, subject to certain conditions. The Company granted Gore a worldwide, irrevocable, non-exclusive license in the defined field of use. In addition and subject to certain conditions, Gore will pay the Company quarterly payments that began in January 2010 through the fiscal quarter ending October 2018.

In fiscal year 2009 the Company incurred four certain litigation charges, net totaling $714 million. The first charge in fiscal year 2009 in the amount of $178 million related to litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of Johnson & Johnson (J&J), and Biedermann Motech GmbH (collectively, DePuy) regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of

Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals' decision, the Company had not recorded expense related to the damages awarded in 2007 as the Company did not believe that an unfavorable outcome in this matter was probable under U.S. GAAP. As a result of the U.S. Court of Appeals' decision, the Company recorded a reserve of $178 million which covered the revised damages award and pre- and post-judgment interest. The Company paid the settlement in June 2009.

The second charge in fiscal year 2009 in the amount of $270 million related to a settlement of royalty disputes with J&J which concern Medtronic's licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The Company paid the settlement in May 2009.

The third charge in fiscal year 2009 in the amount of $229 million related to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. The Company had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate at the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, the Company entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. The settlement amount of $472 million was paid in fiscal year 2009.

The fourth charge recognized in fiscal year 2009 related to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The litigation related to an alleged breach of a royalty agreement in the Spinal business. The agreement reached with Fastenetix required a total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of 7 years. The settlement amount of $125 million was paid in fiscal year 2009.

In fiscal year 2008, the Company incurred certain litigation charges, net of $366 million. Of that amount, $123 million related to the settlement of certain lawsuits relating to the Marquis line of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds) that were subject to a field action announced on February 10, 2005. As discussed above, the remainder of the charge, $243 million, related to an estimated reserve established for litigation with Cordis. In May 2008, the Company paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds. See Note 17 for additional information.

4. Restructuring Charges

Fiscal Year 2009 Initiative

In the fourth quarter of fiscal year 2009, as part of the Company's "One Medtronic" strategy, the Company recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. The "One Medtronic" strategy focused on streamlining the organization and standardizing or centralizing certain functional activities which were not unique to individual businesses. In connection with these efforts to create "One Medtronic," this initiative was designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around the Company's higher growth opportunities. This initiative impacted most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. The employee termination costs of $29 million consisted of severance and the associated costs of continued medical benefits and outplacement services.

As a continuation of the fiscal year 2009 initiative, in the first quarter of fiscal year 2010, the Company incurred $72 million of incremental restructuring charges, which consisted of employee termination costs of $62 million and asset write-downs of $10 million. Of the $10 million of asset write-downs, $7 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. Included in the $62 million restructuring charge was $9 million of incremental defined benefit pension and post-retirement related expenses for those employees who accepted early retirement packages. These costs are not included in the table summarizing restructuring costs below because they are associated with costs that are accounted for under the pension and post-retirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 15.

In the fourth quarter of fiscal year 2010, the Company recorded a $12 million reversal of excess restructuring reserves related to the fiscal year 2009 initiative. This reversal was primarily a result of a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In connection with the fiscal year 2009 initiative, as of the end of the first quarter of fiscal year 2010, the Company had identified approximately 1,500 positions for elimination to be achieved through early retirement packages offered to employees, voluntary separation and involuntary separation. Of the 1,500 positions identified, approximately 1,400 positions have been eliminated as of April 30, 2010. The fiscal year 2009 initiative is scheduled to be substantially complete by the end of the first quarter of fiscal year 2011.

A summary of the activity related to the fiscal year 2009 initiative is presented below:

	Fiscal Year 2009 Initiative		
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance April 25, 2008	$ —	$ —	$ —
Restructuring charges	29	5	34
Payments/write-downs	(1)	(5)	(6)
Balance April 24, 2009	$ 28	$ —	$ 28
Restructuring charges	53	10	63
Reversal of excess accrual	(12)	—	(12)
Payments	(64)	(10)	(74)
Balance April 30, 2010	**$ 5**	**$ —**	**$ 5**

Global Realignment Initiative

In the fourth quarter of fiscal year 2008, the Company began a global realignment initiative which focused on shifting resources to those areas where the Company has the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacted most businesses and certain corporate functions. Within the Company's Cardiac Rhythm Disease Management operating segment, the Company reduced research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within the Company's Spinal operating segment, the Company reorganized and consolidated certain activities where Medtronic's existing infrastructure, resources and systems could be leveraged to obtain greater operational synergies. The global realignment initiative was also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in the Company's corporate functions.

In the first quarter of fiscal year 2009, as a continuation of the global realignment initiative, the Company incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 related to the execution of the Company's global realignment initiative outside the U.S. This included the realignment and elimination of certain personnel throughout Europe and the emerging markets and the closure of an existing facility in the Netherlands that has been integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

In the fourth quarter of fiscal year 2009, the Company recorded a $7 million reversal of excess restructuring reserves related to the global realignment initiative. This reversal was primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In the first quarter of fiscal year 2010, the Company recorded an $8 million reversal of excess restructuring reserves primarily as a result of favorable severance negotiations as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere in the Company. This $8 million reversal of excess reserves was partially offset by a $5 million charge the Company recorded in the first quarter of fiscal year 2010 related to the further write-down of a non-inventory related asset resulting from the continued decline in the international real estate market.

In connection with the global realignment initiative, as of the end of the first quarter of fiscal year 2009, the Company identified approximately 900 positions for elimination which were achieved through both voluntary and involuntary separation. As of October 30, 2009, the global realignment initiative was substantially complete.

A summary of the activity related to the global realignment initiative is presented below:

	Global Realignment Initiative		
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance April 25, 2008	$ 25	$—	$ 25
Restructuring charges	91	5	96
Reversal of excess accrual	(7)	—	(7)
Payments/write-downs	(89)	(5)	(94)
Currency adjustment, net	(5)	—	(5)
Balance April 24, 2009	$ 15	$—	$ 15
Restructuring charges	—	5	5
Reversal of excess accrual	(8)	—	(8)
Payments/write-downs	(9)	(5)	(14)
Currency adjustment, net	2	—	2
Balance October 30, 2009	$ —	$—	$ —

5. Acquisitions, IPR&D and Certain Acquisition-Related Costs

During the first quarter of fiscal year 2010, the Company adopted the new authoritative guidance related to business combinations. The new authoritative guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree and the goodwill acquired. The underlying purchase method of accounting for acquisitions was retained, but the new guidance incorporates a number of changes. These changes include the capitalization of IPR&D, expensing of acquisition related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of the acquisition. This accounting treatment for taxes is applicable to acquisitions consummated both prior to and subsequent to the adoption of the new authoritative guidance. The adoption of the new authoritative guidance did not change the requirement to expense IPR&D immediately with respect to asset acquisitions. With the exception of deferred tax asset valuation allowances and acquired income tax uncertainties related to previous acquisitions, this new authoritative guidance has been applied prospectively to business combinations beginning in fiscal year 2010.

Pending Acquisition

On April 29, 2010 the Company announced the signing of a definitive agreement to acquire ATS Medical, Inc. (ATS Medical). ATS Medical is a leading developer, manufacturer and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, the Company will pay $4.00 per share in cash for each share of ATS Medical stock. The total value of the transaction is expected to be approximately $370 million, which includes the purchase of ATS Medical stock and assumption of net debt. The transaction is expected to close this summer and is subject to customary closing conditions, including approval by ATS Medical's shareholders and U.S. and foreign regulatory clearances.

Fiscal Year 2010

Invatec S.p.A. In April 2010, the Company acquired privately held Invatec S.p.A. (Invatec), a developer of innovative medical technologies for the interventional treatment of cardiovascular disease, and two affiliated companies. Invatec's two affiliated companies are Fogazzi, which provides polymer technology to Invatec; and Krauth Cardiovascular, which distributes Invatec products in Germany. Under the terms of the agreement, the transaction included an initial up-front payment of $350 million, which includes the assumption and settlement of existing Invatec debt. The agreement also includes potential additional payments of up to $150 million contingent upon achievement of certain milestones. Total consideration for the transaction was valued at approximately $468 million, which includes the $350 million up-front payment plus the estimated fair value of additional milestone based contingent consideration of $118 million.

The potential contingent payments consist of up to $75 million upon reaching a revenue milestone in fiscal year 2011 and up to $75 million upon reaching a product development milestone by fiscal year 2013. The Company has recorded the acquisition date estimated fair value of the contingent milestone payments of $118 million as a component of the consideration transferred as part of the acquisition of Invatec.

The Company has accounted for the acquisition of Invatec as a business combination. Under business combination accounting, the assets and liabilities were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. Due to the short period of time that elapsed between the close of the acquisition and year end, the entire purchase price is considered preliminary. The preliminary purchase price has been allocated as follows:

(in millions)	
Current assets	$ 89
Property, plant and equipment	32
IPR&D	114
Other intangible assets	228
Goodwill	150
Long-term deferred tax assets	9
Total assets acquired	622
Current liabilities	46
Long-term deferred tax liabilities, net	108
Total liabilities assumed	154
Net assets acquired	$468

In connection with the acquisition of Invatec, the Company acquired $228 million of technology-based intangible assets with an estimated useful life of 12 years. Also as part of the acquisition, the Company recorded, in total, $114 million and $150 million for IPR&D and goodwill, respectively. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The IPR&D primarily relates to the future launch of Invatec's drug eluting balloons into the U.S. market. Development costs incurred on the project, estimated to be approximately $44 million, will be expensed as incurred. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $12 million of acquisition related expenses in fiscal year 2010 which were classified as *purchased IPR&D and certain acquisition-related costs.*

The pro forma impact of the above acquisition was not significant to the results of the Company for the fiscal years ended April 30, 2010, April 24, 2009 and April 25, 2008. The results of operations related to the acquisition have been included in the Company's consolidated statements of earnings since the date the company was acquired.

Other Acquisitions and IPR&D Charges

In February 2010, the Company recorded an IPR&D charge of $11 million related to the asset acquisition of Arbor Surgical Technologies, Inc.'s bovine pericardial heart valve technology.

In August 2009, the Company acquired certain intangible assets related to the distribution of coronary products within the CardioVascular Japan business. In connection with the acquisition, the Company recorded $29 million of intangible assets with an estimated useful life of five years.

Fiscal Year 2009

CoreValve, Inc. In April 2009, the Company acquired privately held CoreValve Inc. (CoreValve). Under the terms of the agreement announced in February 2009, the transaction included an initial up-front payment, including direct acquisition costs, of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products that are approved in certain markets outside the U.S.

The Company has accounted for the acquisition of CoreValve as a business combination. Under business combination accounting, the assets and liabilities of CoreValve were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 20
Property, plant and equipment	7
IPR&D	123
Other intangible assets	291
Goodwill	424
Total assets acquired	865
Current liabilities	65
Long-term deferred tax liabilities	100
Total liabilities assumed	165
Net assets acquired	$700

In connection with the acquisition of CoreValve, the Company acquired $291 million of technology-based intangible assets with an estimated useful life of 12 years. Also as part of the acquisition, the Company recognized, in total, $123 million and $424 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of CoreValve's catheter-based transfemoral aortic valve into the U.S. market. For purposes of valuing the acquired IPR&D, the

Company estimated total costs to complete of approximately $80 million at the time of acquisition. The remaining costs to complete was approximately $58 million at April 30, 2010. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities was approximately $39 million. As of April 30, 2010, these purchase accounting liabilities have been fully utilized.

Ablation Frontiers, Inc. In February 2009, the Company acquired privately held Ablation Frontiers, Inc. (Ablation Frontiers). Under the terms of the agreement announced in January 2009, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radio frequency (RF) ablation solutions for treatment of atrial fibrillation. Ablation Frontiers' system of ablation catheters and RF generator is currently approved in certain markets outside the U.S.

The Company has accounted for the acquisition of Ablation Frontiers as a business combination. Under business combination accounting, the assets and liabilities of Ablation Frontiers were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 7
Property, plant and equipment	1
IPR&D	97
Other intangible assets	63
Goodwill	107
Total assets acquired	275
Current liabilities	19
Long-term deferred tax liabilities	21
Total liabilities assumed	40
Net assets acquired	$235

In connection with the acquisition of Ablation Frontiers, the Company acquired $63 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recognized, in total, $97 million and $107 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Ablation Frontiers' system of ablation catheters and RF generator into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

CryoCath Technologies Inc. In November 2008, the Company acquired all of the outstanding stock of CryoCath Technologies Inc. (CryoCath). Under the terms of the agreement announced in September 2008, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt and payment of direct acquisition costs. CryoCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath's Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in certain markets outside the U.S.

The Company has accounted for the acquisition of CryoCath as a business combination. Under business combination accounting, the assets and liabilities of CryoCath were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 24
Property, plant and equipment	2
IPR&D	72
Other intangible assets	57
Goodwill	184
Long-term deferred tax assets	61
Total assets acquired	400
Current liabilities	30
Long-term deferred tax liabilities	15
Total liabilities assumed	45
Net assets acquired	$355

In connection with the acquisition of CryoCath, the Company acquired $57 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recognized $72 million and $184 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Arctic Front into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

Restore Medical, Inc. In July 2008, the Company acquired Restore Medical, Inc. (Restore). Restore's Pillar Palatal Implant System provides the Company with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring. The Company accounted for the acquisition as a business combination. Restore shareholders received $1.60 per share in cash for each share of Restore common stock they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. In connection with the acquisition of Restore, the Company acquired $17 million of technology-based intangible assets with an estimated useful life of 10 years, $8 million of net tangible assets and $5 million of goodwill. The goodwill is not deductible for tax purposes.

The pro forma impact of the above acquisitions was not significant, individually or in the aggregate, to the results of the Company for the fiscal years ended April 24, 2009 and April 25, 2008. The results of operations related to each company have been included in the Company's consolidated statements of earnings since the date each company was acquired.

Other Acquisitions and IPR&D Charges In February 2009, the Company recorded an IPR&D charge of $307 million related to the asset acquisition of privately held Ventor Technologies Ltd. (Ventor), a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. This acquisition adds two technologies to the Company's transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology. Total consideration for the transaction, net of cash acquired, was approximately $308 million. Of the $308 million, $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use and $1 million related to other net assets acquired.

During the second and fourth quarters of fiscal year 2009, the Company recorded IPR&D charges of $22 million related to the purchase of certain intellectual property for use in the Spinal and Diabetes businesses. These payments were expensed as IPR&D since technological feasibility of the underlying products had not yet been reached and such technology has no future alternative use.

Fiscal Year 2008

Kyphon Inc. In November 2007, the Company acquired Kyphon Inc. (Kyphon) and it became a wholly owned subsidiary of the Company. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon's primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the interspinous process decompression procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of the Company's existing Spinal business by extending its product offerings and enabling the Company to provide physicians with a broader range of therapies for use at all stages of the care continuum.

Under the terms of the agreement announced in July 2007, Kyphon shareholders received $71 per share in cash for each share of Kyphon common stock they owned. Total consideration for the transaction was approximately $4.203 billion, which includes payments to Kyphon shareholders for the cancellation of outstanding shares, the assumption and settlement of existing Kyphon debt and payment of direct acquisition costs. Total debt assumed relates to Kyphon's obligations under existing credit and term loan facilities and outstanding senior convertible notes. In addition, the total consideration includes the proceeds of unwinding the related convertible note hedges and cancellation and payment of the warrants to the hedge participants that were originally issued by Kyphon in February 2007. The transaction was financed through a combination of approximately $3.303 billion cash on hand, the issuance of $600 million short-term commercial paper and borrowing $300 million through a new long-term unsecured revolving credit facility.

The Company has accounted for the acquisition of Kyphon as a business combination. Under business combination accounting, the assets and liabilities of Kyphon were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The breakdown of the purchase price of Kyphon is as follows:

(in millions)	
Cash acquisition of Kyphon outstanding common stock	$3,300
Cash settlement of vested stock-based awards	218
Debt assumed and settled	570
Cash settlement of convertible debt warrants, net of proceeds from convertible note hedges	87
Direct acquisition costs	28
Total purchase price	$4,203

The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 379
Property, plant and equipment	39
IPR&D	290
Other intangible assets	996
Goodwill	3,148
Other long-term assets	10
Total assets acquired	4,862
Current liabilities	344
Deferred tax liabilities	282
Other long-term liabilities	33
Total liabilities assumed	659
Net assets acquired	$4,203

In connection with the acquisition, the Company acquired $996 million of intangible assets that had a weighted average useful life of approximately 10.5 years. The intangible assets include $887 million of technology-based assets and $109 million of tradenames with weighted average lives of 10.5 years and 11 years, respectively. Also as part of the acquisition, the Company recognized, in total, $290 million and $3.148 billion for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition. Various factors contributed to the establishment of goodwill, including: the benefit of adding existing products of the Company to the portfolio of products already sold by Kyphon sales representatives; the value of Kyphon's highly trained assembled workforce; and the expected revenue growth that is attributable to expanded indications and increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The $290 million IPR&D charge primarily relates to three projects: 1) future launch of the balloon kyphoplasty (kyphoplasty) procedure into the Japanese market, 2) future launch of the Aperius product into the U.S. market and 3) the development of the next generation kyphoplasty balloon technology. Kyphoplasty is Kyphon's minimally invasive approach to treat spinal fractures including vertebral compression fractures due to osteoporosis and cancer. Aperius is Kyphon's internally developed interspinous spacing device which provides a minimally invasive approach to treat lumbar spinal stenosis. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $19 million at the time of acquisition. The remaining costs to complete was approximately $3 million at April 30, 2010.

As required, the Company recognized a $34 million fair value adjustment related to inventory acquired from Kyphon. Inventory fair value is defined as the estimated selling price less the sum of (a) cost to complete (b) direct costs to sell and (c) a reasonable profit allowance for the selling effort. The $34 million fair value adjustment was fully expensed through *cost of products sold* during the third quarter of fiscal year 2008, which reflects the period over which the acquired inventory was sold to customers.

In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions, employee relocations, the exit of certain facilities and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities were approximately $68 million and included approximately $48 million for termination benefits and employee relocation and approximately $20 million of estimated costs to cancel contractual obligations. During the fourth quarter of fiscal year 2009, the Company reversed $15 million of the purchase accounting liabilities due to a favorable outcome in negotiating the termination of contractual obligations. The reversal of these liabilities was recorded as a reduction of goodwill. As of April 24, 2009, the purchase accounting liabilities related to the activities noted above have been fully utilized.

The Company's consolidated financial statements include Kyphon's operating results from the date of acquisition, November 2, 2007. The following unaudited pro forma information sets forth the combined results of Medtronic's and Kyphon's operations for fiscal year 2008, as if the acquisition had occurred at the beginning of the period presented. The unaudited pro forma results of operations for the fiscal year ended April 25, 2008 is comprised of (i) Kyphon's historical financial information for the six months ended September 30, 2007, (ii) Medtronic's pre-Kyphon historical financial information for the six months ended October 27, 2007 and (iii) Medtronic's post-Kyphon historical financial information for the six-month period that includes the three months ended January 25, 2008 and the three months ended April 25, 2008.

The pro forma information gives effect to actual operating results prior to the acquisition, adjusted to reflect, among other things, reduced interest income, additional intangible asset amortization and interest expense that would have resulted from the change in the accounting basis of certain assets and liabilities due to the acquisition. Pro forma adjustments are tax-effected at the Company's statutory tax rate. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the period presented or that may occur in the future, and does not reflect future synergies, integration costs or other such costs or savings. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only.

	Fiscal Year
(in millions, except per share data)	2008
Net sales	$13,804
Net earnings	$ 2,093
Earnings per share:	
Basic	$ 1.85
Diluted	$ 1.83

The unaudited pro forma financial information for fiscal year 2008 includes a $290 million IPR&D charge and a $34 million increase in cost of products sold related to the step-up to fair value of inventory acquired, both of which are non-recurring.

Other Acquisitions and IPR&D Charges In April 2008, the Company recorded an IPR&D charge of $42 million related to the acquisition of NDI Medical (NDI), a development stage company focused on commercially developing technology to stimulate the dorsal genital nerve as a means to treat urinary incontinence. Total consideration for NDI was approximately $42 million which included $39 million in cash and the forgiveness of $3 million of pre-existing loans provided to NDI. The acquisition will provide the Company with exclusive rights to develop and use NDI's technology in the treatment of urinary urge incontinence. This payment was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

In November 2007, the Company recorded an IPR&D charge of $20 million related to the acquisition of Setagon, Inc. (Setagon), a development stage company focused on commercially developing metallic nanoporous surface modification technology. The acquisition will provide the Company with exclusive rights to use and develop Setagon's Controllable Elution Systems technology in the treatment of cardiovascular disease. Total consideration for Setagon was approximately $20 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. This payment was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use.

In June 2007, the Company exercised a purchase option and acquired substantially all of the O-Arm Imaging System (O-Arm) assets of Breakaway Imaging, LLC (Breakaway), a privately held company. Prior to the acquisition, the Company had the exclusive rights to distribute and market the O-Arm. The O-Arm provides multi-dimensional surgical imaging for use in spinal and orthopedic surgical procedures. The acquisition is expected to bring the O-Arm into a broad portfolio of image guided surgical solutions. Total consideration for Breakaway was approximately $26 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones.

In connection with the acquisition of Breakaway, the Company acquired $22 million of technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition, $1 million of tangible assets and $3 million of goodwill. The goodwill is deductible for tax purposes. The pro forma impact of the acquisition of Breakaway was not significant to the results of the Company for fiscal year 2008.

Additionally, during fiscal year 2008, the Company recorded IPR&D charges of $25 million related to a milestone payment under the existing terms of a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. and $13 million for unrelated purchases of certain intellectual property. These payments were expensed as IPR&D since technological feasibility of the underlying products had not yet been reached and such technology has no future alternative use.

Contingent Consideration Certain of the Company's business combinations or purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the maximum undiscounted potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 30, 2010, the estimated maximum potential amount of undiscounted future contingent consideration that the Company is expected to make associated with all business combinations or purchases of intellectual property is approximately $375 million. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2011 to 2016 in order for the consideration to be paid.

6. Investments

In April 2009, the FASB issued new authoritative guidance for the recognition and presentation of other-than-temporary impairments, which amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary as well as requiring additional annual and interim disclosures. Under the new guidance, impairment on debt securities will be considered other-than-temporary if the Company (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its costs or (3) does not expect to recover the security's fair value versus its amortized cost basis. The new guidance further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security's fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall would be recognized in other comprehensive income. The new guidance requires the Company to initially apply the provisions of the standard to previously other-than-temporary impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the non-credit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive loss. The new guidance was effective for the Company in the first quarter of fiscal year 2010 and resulted in a cumulative-effect adjustment of $3 million as of the beginning of fiscal year 2010.

The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company's *short-term* and *long-term investments* at April 30, 2010 is as follows:

(in millions)	**Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Available-for-sale securities:				
Corporate debt securities	**$2,130**	**$16**	**$(12)**	**$2,134**
Auction rate securities	**194**	**—**	**(52)**	**142**
Mortgage backed securities	**724**	**8**	**(15)**	**717**
U.S. government and agency securities	**2,745**	**9**	**(1)**	**2,753**
Foreign government and agency securities	**118**	**1**	**—**	**119**
Certificates of deposit	**256**	**—**	**—**	**256**
Other asset backed securities	**315**	**1**	**(3)**	**313**
Marketable equity securities	**1**	**—**	**—**	**1**
Trading securities:				
Exchange-traded funds	**29**	**1**	**—**	**30**
Cost method, equity method and other investments	**542**	**—**	**—**	**542**
Total short-term and long-term investments	**$7,054**	**$36**	**$(83)**	**$7,007**

Information regarding the Company's *short-term* and *long-term investments* at April 24, 2009 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
Corporate debt securities	$ 817	$ 8	$ (20)	$ 805
Auction rate securities	199	—	(80)	119
Mortgage backed securities	789	9	(52)	746
U.S. government and agency securities	680	5	(1)	684
Foreign government and agency securities	13	—	—	13
Certificates of deposit	2	—	—	2
Other asset backed securities	297	3	(22)	278
Marketable equity securities	12	—	—	12
Cost method, equity method and other investments	515	—	—	515
Total short-term and long-term investments	$ 3,324	$25	$(175)	$ 3,174

Information regarding the Company's available-for-sale and trading securities at April 30, 2010 and April 24, 2009 is as follows:

	April 30, 2010		April 24, 2009	
(in millions)	**Short-term**	**Long-term**	Short-term	Long-term
Available-for-sale securities	**$2,375**	**$4,060**	$405	$2,254
Trading securities	**—**	**30**	—	—
Total investments	**$2,375**	**$4,090**	$405	$2,254

The following table shows the gross unrealized losses and fair values of the Company's available-for-sale investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months and for more than 12 months, aggregated by investment category as of April 30, 2010:

	Less than 12 months		More than 12 months	
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 890	$(3)	$ 39	$ (9)
Auction rate securities	—	—	142	(52)
Mortgage backed securities	97	—	92	(15)
U.S. government and agency securities	853	(1)	—	—
Other asset backed securities	95	(1)	19	(2)
Total short-term and long-term investments	$1,935	$(5)	$292	$(78)

The Company's investments in marketable debt securities detailed above are classified and accounted for as available-for-sale and include corporate debt securities, U.S. government and agency securities, and mortgage backed and other asset backed securities including auction rate securities. Market conditions during fiscal year 2010 and subsequent to the Company's year-end continue to indicate some uncertainty on the part of investors on the world economic outlook. This uncertainty has reduced liquidity across the fixed income investment market, including certain securities in which the Company has invested. As a result, some of the Company's investments have experienced reduced liquidity including unsuccessful monthly auctions for auction rate security holdings. At April 30, 2010, the Company concluded that the unrealized losses associated with the remaining securities were not other-than-temporary as the Company does not have the intent to sell, nor is it more likely than not that the Company will be required to sell, before recovery of the amortized cost.

Activity related to the Company's short-term and long-term investment portfolio is as follows:

	Fiscal Year					
	2010		2009		2008	
(in millions)	**Debt[1]**	**Equity[2]**	Debt[1]	Equity[2]	Debt[1]	Equity[2]
Proceeds from sales	**$3,791**	**$ 27**	$2,845	$—	$8,531	$26
Gross realized gains	**$ 44**	**$ 10**	$ 35	$—	$ 31	$16
Gross realized losses	**$ (6)**	**$ —**	$ (8)	$—	$ (5)	$—
Impairment losses recognized	**$ (14)**	**$(40)**	$ (38)	$ (4)	$ (3)	$(4)

(1) Includes available-for-sale debt securities.
(2) Includes marketable equity securities, cost method, equity method, exchange-traded funds and other investments.

The total other-than-temporary impairment losses on available-for-sale debt securities for the April 30, 2010 were $29 million, of which $15 million was recognized in other comprehensive income resulting in $14 million of charges being recognized in earnings. These charges relate to credit losses on certain mortgage backed securities, other corporate securities and auction rate securities. The amount of credit losses represents the difference between the present value of cash flows expected to be collected on these securities and the amortized cost. In determining this other-than-temporary impairment loss, U.S. GAAP specifies that the Company consider a variety of factors, including the quality and estimated value of the underlying credit support for the Company's holdings and the financial condition and credit quality of the underlying collateral and credit support available to each of the remaining securities in which the Company is invested, the Company believes it has recorded all necessary other-than-temporary impairments as the Company does not have the intent to sell nor is it more likely than not that the Company will be required to sell before recovery of the amortized cost.

The following table shows the credit loss portion of other-than-temporary impairments on debt securities held by the Company as of the dates indicated and the corresponding changes in such amounts:

(in millions)	
Balance at April 24, 2009	$—
Credit losses remaining in retained earnings upon adoption	4
Credit losses recognized on securities previously not impaired	10
Additional credit losses recognized on securities previously impaired	4
Reductions for securities sold during the period	(1)
Balance at April 30, 2010	**$17**

The April 30, 2010 balance of available-for-sale debt securities by contractual maturity is shown in the following table at fair value. Within the table, maturities of mortgage backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	**April 30, 2010**
Due in one year or less	$2,639
Due after one year through five years	3,522
Due after five years through ten years	129
Due after ten years	144
Total debt securities	$6,434

As of April 30, 2010 and April 24, 2009, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $542 million and $515 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses realized on trading securities and available-for-sale debt securities are recorded in *interest expense, net* in the consolidated statements of earnings. Gains and losses realized on marketable equity securities, cost method, equity method and other investments are recorded in *other expense, net* in the consolidated statements of earnings. In addition, unrealized gains and losses on available-for-sale debt securities are recorded in *accumulated other comprehensive loss* in the consolidated balance sheets and unrealized gains and losses on trading securities are recorded in *interest expense, net* in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

7. Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

- Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3—Inputs are unobservable inputs for the asset or liability.

See the section below titled *Valuation Techniques* for further discussion of how the Company determines fair value for investments.

Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis The authoritative guidance is principally applied to financial assets and liabilities such as marketable equity securities and debt securities that are classified and accounted for as trading, available-for-sale and derivative instruments. Derivatives include cash flow hedges, freestanding derivative forward contracts, net investment hedges and interest rate swaps. These items were previously and will continue to be marked-to-market at each reporting period; however, the definition of fair value is now applied using the new authoritative guidance for fair value measurements. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities. Separately, there were no material fair value measurements with respect to nonfinancial assets or liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis subsequent to the effective date of this authoritative guidance.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis.

		Fair Value Measurements Using Inputs Considered as		
(in millions)	**Fair Value at April 30, 2010**	Level 1	Level 2	Level 3
Assets:				
Corporate debt securities	**$2,134**	$ —	$2,118	$ 16
Auction rate securities	**142**	—	—	142
Mortgage backed securities	**717**	—	678	39
U.S. government and agency securities	**2,753**	782	1,971	—
Foreign government and agency securities	**119**	—	119	—
Certificates of deposit	**256**	—	256	—
Other asset backed securities	**313**	—	297	16
Marketable equity securities	**1**	1	—	—
Derivative assets	**296**	265	31	—
Exchange-traded funds	**30**	30	—	—
Total assets	**$6,761**	$1,078	$5,470	$213
Liabilities:				
Derivative liabilities	**$ 47**	$ 47	$ —	$ —
Total liabilities	**$ 47**	$ 47	$ —	$ —

		Fair Value Measurements Using Inputs Considered as		
(in millions)	Fair Value at April 24, 2009	Level 1	Level 2	Level 3
Assets:				
Corporate debt securities	$ 805	$ 8	$ 771	$ 26
Auction rate securities	119	—	—	119
Mortgage backed securities	746	—	709	37
U.S. government and agency securities	684	174	510	—
Foreign government and agency securities	13	—	13	—
Certificates of deposit	2	—	2	—
Other asset backed securities	278	—	255	23
Marketable equity securities	12	12	—	—
Derivative assets	436	436	—	—
Total assets	$ 3,095	$630	$2,260	$205
Liabilities:				
Derivative liabilities	$ 31	$ 31	$ —	$ —
Total liabilities	$ 31	$ 31	$ —	$ —

Valuation Techniques Financial assets that are classified as Level 1 securities include highly liquid government bonds within the U.S. government and agency securities, marketable equity securities and exchange-traded funds category for which quoted market prices are available. In addition, the Company has determined that foreign currency forward contracts will be included in Level 1 as these are valued using quoted market prices in active markets which have identical assets or liabilities.

The valuation for most fixed maturity securities are classified as Level 2. Financial assets that are classified as Level 2 include corporate debt securities, U.S. and foreign government and agency securities, certificates of deposit, other asset backed securities and certain mortgage backed securities whose value is determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. In addition, the Company has determined that interest rate swaps will be included in Level 2 as the Company uses inputs other than quoted prices that are observable for the asset. The Level 2 derivative positions are primarily valued using standard calculations and models that use readily observable market data as their basis.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include certain corporate debt securities, auction rate securities, certain mortgage backed securities and certain other asset backed securities for which there was a decrease in the observability of market pricing for these investments. At April 30, 2010, these securities were valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of expected future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company's policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs. There were no significant transfers between Level 1 and Level 2 during the fiscal years ended April 30, 2010 or April 24, 2009. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3).

	Fiscal Year	
(in millions)	**2010**	2009
Beginning balance	**$205**	$ 448
Total realized losses and other-than-temporary impairment losses included in earnings	**(9)**	(38)
Total unrealized gains/(losses) included in other comprehensive income	**58**	(84)
Net purchases, issuances and settlements	**(41)**	(209)
Net transfers into (out of) Level 3	**—**	88
Ending balance	**$213**	$ 205

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis Effective in fiscal year 2010, the authoritative guidance for fair value measurements also applied to certain non-financial assets and liabilities that are measured at fair value on a nonrecurring basis. Non-financial assets such as goodwill, intangible assets and property, plant and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized. With the exception of the property, plant and equipment impairment charges recorded as part of the Company's fiscal year 2009 and global realignment restructuring initiatives of $8 million and $7 million as of April 30, 2010 and April 24, 2009, respectively, no impairments were recognized as of April 30, 2010 or April 24, 2009. For further discussion of the property, plant and equipment impairment charges recorded due to the restructuring initiatives refer to Note 4.

The Company holds investments in equity and other securities that are accounted for using the cost or equity method, which are classified as *long-term investments* in the consolidated balance sheets. The aggregate carrying amount of these investments approximated $542 million at April 30, 2010 and $515 million at April 24, 2009. These cost or equity method investments are measured at fair value on a nonrecurring basis. The fair value of the Company's cost or equity method investments is not estimated if there are no identified events or changes in circumstance that may have a significant adverse effect on the fair value of these investments. During fiscal year 2010, the Company determined that the fair values of certain cost method investments were below their carrying values and that the carrying values of these investments were not expected to be recoverable within a reasonable period of time. As a result, the Company recognized $40 million in impairment charges in fiscal year 2010. The Company recognized $4 million in impairment charges in fiscal years 2009 and 2008. The impairment charges related to the cost method investments were recorded in *other expense, net* in the consolidated statement of earnings. For further discussion on the impairment charge refer to Note 6. These investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are privately held entities without quoted market prices. To determine the fair value of these investments, the Company used all pertinent financial information that was available related to the entities, including financial statements and market participant valuations from recent and proposed equity offerings.

Financial Instruments Not Measured at Fair Value The estimated fair value of the Company's long-term debt, including the short-term portion, at April 30, 2010 was $10.047 billion compared to a carrying value of $9.711 billion and $6.375 billion compared to a carrying value of $6.665 billion at April 24, 2009. Fair value was estimated using quoted market prices for the same or similar instruments. The fair values and carrying values consider the terms of the related debt and exclude the impacts of debt discounts and derivative/hedging activity.

8. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2010 and 2009 are as follows:

(in millions)	Fiscal Year 2010	2009
Beginning balance	**$8,195**	$7,519
Goodwill as a result of acquisitions	**155**	731
Purchase accounting adjustments, net	**(8)**	(40)
Currency adjustment, net	**49**	(15)
Ending balance	**$8,391**	$8,195

The Company completed its annual impairment test during the third quarter for all goodwill for fiscal years ending April 30, 2010, April 24, 2009 and April 25, 2008 and concluded there were no impairments or reporting units that were considered at risk.

Balances of acquired intangible assets, excluding goodwill, are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Acquired IPR&D	Other	Total
Amortizable intangible assets as of April 30, 2010:					
Original cost	**$ 3,296**	**$ 373**	**$118**	**$ 252**	**$ 4,039**
Accumulated amortization	**(1,040)**	**(254)**	**—**	**(186)**	**(1,480)**
Carrying value	**$ 2,256**	**$ 119**	**$118**	**$ 66**	**$ 2,559**
Weighted average original life (in years)	**12.6**	**10.3**	**N/A**	**8.6**	
Amortizable intangible assets as of April 24, 2009:					
Original cost	$ 3,057	$ 373	$ —	$ 238	$ 3,668
Accumulated amortization	(801)	(217)	—	(173)	(1,191)
Carrying value	$ 2,256	$ 156	$ —	$ 65	$ 2,477
Weighted average original life (in years)	12.5	10.3	N/A	9.4	

Amortization expense for fiscal years 2010, 2009 and 2008 was $318 million, $281 million and $220 million, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets, excluding any possible future amortization associated with acquired IPR&D which has not met technological feasibility, is as follows:

(in millions)

Fiscal Year	Amortization Expense
2011	$ 317
2012	294
2013	277
2014	267
2015	253
Thereafter	1,033
	$2,441

9. Financing Arrangements

Debt consisted of the following:

		April 30, 2010		April 24, 2009	
(in millions, except interest rates)	Maturity by Fiscal Year	**Payable**	**Average Interest Rate**	Payable	Average Interest Rate
Short-Term Borrowings:					
Commercial paper	2010	**$ —**	—	$ 385	0.44%
Capital lease obligations	2010	—	—	13	5.29%
Bank borrowings	2010–2011	**65**	**1.20%**	123	0.92%
Five-year senior convertible notes	2011	**2,200**	**1.50%**	—	—
Five-year 2005 senior notes	2011	**400**	**4.38%**	—	—
Debt discount	2011	**(90)**	—	—	—
Total Short-Term Borrowings		**$2,575**		$ 522	
Long-Term Debt:					
Contingent convertible debentures	2012–2022	**$ 15**	**1.25%**	$ 15	1.25%
Five-year senior convertible notes	2011	—	—	2,200	1.50%
Five-year 2005 senior notes	2011	—	—	400	4.38%
Seven-year senior convertible notes	2013	**2,200**	**1.63%**	2,200	1.63%
Five-year 2009 senior notes	2014	**550**	**4.50%**	550	4.50%
Five-year 2010 senior notes	2015	**1,250**	**3.00%**	—	—
Ten-year 2005 senior notes	2016	**600**	**4.75%**	600	4.75%
Ten-year 2009 senior notes	2019	**400**	**5.60%**	400	5.60%
Ten-year 2010 senior notes	2020	**1,250**	**4.45%**	—	—
Thirty-year 2009 senior notes	2039	**300**	**6.50%**	300	6.50%
Thirty-year 2010 senior notes	2040	**500**	**5.55%**	—	—
Interest rate swaps	2013–2016	**33**	—	—	—
Gain from interest rate swap termination	N/A	**41**	—	54	—
Capital lease obligations	2010–2014	**18**	**4.21%**	53	5.38%
Bank borrowings	2012–2013	**46**	**5.60%**	—	—
Debt discount	2013	**(259)**	—	(519)	—
Total Long-Term Debt		**$6,944**		$6,253	

Senior Convertible Notes In April 2006, the Company issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes had an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of the Company's common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company's common stock are made or specified corporate transactions occur or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company's common stock, cash or a combination of common stock and cash, at the Company's option. In addition, upon a change in control, as defined in the applicable indentures, the holders may require the Company to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of the Company's common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 30, 2010. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. As of April 30, 2010, pursuant to provisions in the indentures relating to the Company's increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 18.2508, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $54.79.

Concurrent with the issuance of the Senior Convertible Notes, the Company purchased call options on its common stock in private transactions. The call options allow the Company to receive shares of the Company's common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders' equity.

In separate transactions, the Company sold warrants to issue shares of the Company's common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2013 (the settlement dates). If the average price of the Company's common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company's common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders' equity. During the fourth quarter of fiscal year 2010, certain of the holders requested adjustment to the exercise price of the warrants from $75.30 to $74.71 pursuant to the anti-dilution provisions of the warrants relating to the Company's payment of dividends to common shareholders.

In June 2008, the FASB issued new authoritative guidance on determining whether an instrument (or embedded feature) is indexed to an entity's own stock. This new authoritative guidance provides guidance for determining whether an entity-linked financial instrument (or embedded feature) is indexed to an entity's own stock and classified in shareholders' equity or whether it should be bifurcated and classified as a separate asset or liability and marked-to-market through earnings. The Company adopted this new authoritative guidance in the first quarter of fiscal year 2010. In applying this guidance, the Company concluded that the purchased call options and sold warrants were indexed to its own stock and should continue to be classified in shareholders' equity; thus consistent with prior periods, the existing guidance for accounting for derivative financial instruments indexed to and potentially settled in, a company's own stock would still apply.

Under this existing guidance, the Senior Convertible Notes are accounted for as a combined instrument because the conversion spread meets the requirements to not be separated as a derivative.

Existing guidance provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company's purchased call options and sold warrant contracts provide for net cash settlement for the particular contract or net share settlement, depending on the method of settlement, as discussed above, which is at the option of the Company. Based on existing guidance, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. Existing guidance states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its statement of financial position. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity.

Effective the first day of the Company's fiscal year 2010, the Company accounted for the Senior Convertible Notes in accordance with the new authoritative guidance for convertible debt. The new guidance requires the proceeds from the issuance of the Senior Convertible Notes to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount is amortized over the period the Senior Convertible Notes are expected to be outstanding as additional non-cash interest expense. This change in accounting for the Senior Convertible Notes has been applied to the Company's prior period financial statements on a retrospective basis, as required by the new guidance. For additional information on the impact of this change to the Company's financial statement, refer to Note 2.

The following table provides equity and debt information for the Senior Convertible Notes under the convertible debt guidance.

	Senior Convertible Notes due 2011		Senior Convertible Notes due 2013	
(in millions)	**April 30, 2010**	April 24, 2009	**April 30, 2010**	April 24, 2009
Carrying amount of the equity component	**$ 420**	$ 420	**$ 547**	$ 547
Principal amount of the Senior Convertible Notes	**$2,200**	$2,200	**$2,200**	$2,200
Unamortized discount	**(90)**	(181)	**(259)**	(338)
Net carrying amount	**$2,110**	$2,019	**$1,941**	$1,862

At April 30, 2010, the unamortized balance of the debt discount will be amortized over the remaining life of the Senior Convertible Notes, which is approximately one year for the 2011 Senior Convertible Notes and three years for the 2013 Senior Convertible Notes. The following table provides interest rate and interest expense amounts related to the Senior Convertible Notes.

	Senior Convertible Notes due 2011		Senior Convertible Notes due 2013	
	Fiscal Year		Fiscal Year	
(in millions, except interest rate)	**2010**	2009	**2010**	2009
Effective interest rate	**5.97%**	5.97%	**6.03%**	6.03%
Interest cost related to contractual interest coupon	**$34**	$33	**$36**	$36
Interest cost related to amortization of the discount	**$90**	$84	**$79**	$73

Senior Notes In March 2010, the Company issued three tranches of Senior Notes (collectively, the 2010 Senior Notes) with the aggregate face value of $3.000 billion. The first tranche consisted of $1.250 billion of 3.000 percent Senior Notes due 2015, the second tranche consisted of $1.250 billion of 4.450 percent Senior Notes due 2020 and the third tranche consisted of $500 million of 5.550 percent Senior Notes due 2040. All three tranches were issued at a discount which resulted in an effective interest rate of 3.002 percent, 4.470 percent and 5.564 percent, respectively. Interest on each series of the 2010 Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2010. The 2010 Senior Notes are unsecured senior obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which the 2010 Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 30, 2010. The Company used the net proceeds from the sale of the 2010 Senior Notes for working capital and general corporate uses, which may include repayment of its indebtedness that matures in fiscal year 2011. This includes the $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and the $400 million of 2005 Senior Notes due 2010.

In March 2009, the Company issued three tranches of Senior Notes (collectively, the 2009 Senior Notes) with the aggregate face value of $1.250 billion. The first tranche consisted of $550 million of 4.500 percent Senior Notes due 2014, the second tranche consisted of $400 million of 5.600 percent Senior Notes due 2019 and the third tranche consisted of $300 million of 6.500 percent Senior Notes due 2039. The first tranche was issued at par, the second tranche was issued at a discount which resulted in an effective interest rate of 5.609 percent and the third tranche was issued at a discount which resulted in an effective interest rate of 6.519 percent. Interest on each series of 2009 Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The 2009 Senior Notes are unsecured senior obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which the 2009 Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 30, 2010. The Company used the net proceeds from the sale of the 2009 Senior Notes for repayment of a portion of its commercial paper and for general corporate uses.

In September 2005, the Company issued two tranches of Senior Notes (collectively, the 2005 Senior Notes) with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent 2005 Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent 2005 Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five- and ten-year 2005 Senior Notes, respectively. Interest on each series of 2005 Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The 2005 Senior Notes are unsecured unsubordinated obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which 2005 Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 30, 2010. The Company used the net proceeds from the sale of the 2005 Senior Notes for repayment of a portion of its commercial paper.

As of April 30, 2010, the Company had interest rate swap agreements designated as fair value hedges of underlying fixed rate obligations including the Company's $1.250 billion 3.000 percent Senior Notes due 2015, the Company's $600 million 4.750 percent Senior Notes due 2015, the Company's $2.200 billion 1.625 percent Senior Convertible Notes due 2013 and the Company's $550 million 4.500 percent Senior Notes due 2014. The Company did not have any interest rate swap agreements outstanding as of April 24, 2009. For additional information regarding the interest rate swap agreements, refer to Note 10.

Contingent Convertible Debentures As of April 30, 2010, the Company has $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of the Company's common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, the Company will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of the Company's common stock to the extent the conversion value exceeds the principal amount of the Debentures. The Company may be required to repurchase the remaining debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash. The Company can redeem the debentures for cash at any time.

Commercial Paper The Company maintains a commercial paper program that allows the Company to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. There was no outstanding commercial paper as of April 30, 2010. At April 24, 2009, outstanding commercial paper totaled $385 million. During fiscal years 2010 and 2009, the weighted average original maturity of the commercial paper outstanding was approximately 63 and 50 days, respectively, and the weighted average interest rate was 0.44 percent and 1.60 percent, respectively. The issuance of commercial paper reduces the amount of credit available under the Company's existing lines of credit.

Bank Borrowings Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes and borrowings from U.S. banks.

Lines of Credit The Company has existing unsecured lines of credit of approximately $2.839 billion with various banks at April 30, 2010. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011. The credit facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The credit facility provides the Company with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement.

On November 2, 2007, the Company entered into a credit agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. The credit agreement provides for a $300 million unsecured revolving credit facility maturing November 2, 2010. In addition to certain initial fees, the Company is obligated to pay a commitment fee based on the total revolving commitment.

As of April 30, 2010 and April 24, 2009, $65 million and $508 million, respectively, were outstanding on all lines of credit and commercial paper.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company's long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain customary covenants, all of which the Company remains in compliance with as of April 30, 2010.

As of April 30, 2010, the Company has unused credit lines and commercial paper of approximately $3.274 billion.

Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

(in millions)

Fiscal Year	Obligation
2011	$2,600
2012	49
2013	2,221
2014	569
2015	1,255
Thereafter	3,068
Total long-term debt	9,762
Less: Current portion of long-term debt	2,600
Long-term portion of long-term debt	$7,162

10. Derivatives and Foreign Exchange Risk Management

The Company uses operational and economic hedges, as well as forward currency exchange rate derivative contracts and interest rate derivative instruments to manage the impact of currency exchange and interest rate changes on earnings and cash flows. The gross notional amount of all derivative contracts outstanding at April 30, 2010 and April 24, 2009 was $10.095 billion and $5.296 billion, respectively. In order to reduce the uncertainty of currency exchange rate movements, the Company enters into derivative instruments, primarily forward currency exchange rate contracts, to manage its exposure related to currency exchange rate changes. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, net investments and probable commitments. At inception of the forward contract, the derivative is designated as either a freestanding derivative, net investment hedge or cash flow hedge. Principal currencies hedged are the Euro and the Japanese Yen. The Company does not enter into forward currency exchange rate derivative contracts for speculative purposes. The gross notional amount of these contracts outstanding at April 30, 2010 and April 24, 2009 was $5.495 billion and $5.296 billion, respectively. The aggregate currency exchange rate gains/(losses) were $56 million, $(53) million and $(134) million, in fiscal years 2010, 2009 and 2008, respectively. These gains/(losses) represent the net impact to the consolidated statements of earnings for the derivative instruments presented below offset by remeasurement gains/(losses) on foreign currency denominated assets and liabilities.

The information that follows explains the various types of derivatives and financial instruments used by the Company, how and why the Company uses such instruments, how such instruments are accounted for and how such instruments impact the Company's consolidated balance sheets and statements of earnings.

Freestanding Derivative Forward Contracts

Freestanding derivative forward contracts are used to offset the Company's exposure to the change in value of certain foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related change in U.S. dollar value of foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at April 30, 2010 and April 24, 2009 was $1.839 billion and $1.162 billion, respectively.

The amount of (losses)/gains and location of the (losses)/gains in the consolidated statement of earnings related to derivative instruments not designated as hedging instruments for the fiscal years ended April 30, 2010 and April 24, 2009 were as follows:

April 30, 2010
(in millions)

Derivatives Not Designated as Hedging Instruments	Location	Amount
Foreign exchange contracts	**Other expense, net**	**$(118)**

April 24, 2009
(in millions)

Derivatives Not Designated as Hedging Instruments	Location	Amount
Foreign exchange contracts	Other expense, net	$ 208

Net Investment Hedges

Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. For hedges that meet effectiveness requirements, the net gains/(losses) related to changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive loss* on the consolidated balance sheets. Net gains/(losses) associated with changes in forward currency exchange rates of the contracts are reflected in *other expense, net* in the consolidated statements of earnings. Recognition in earnings of amounts previously recorded as a cumulative translation adjustment is limited to circumstances such as complete or substantially complete liquidation of the long-term investment (equity) in foreign operations. The cash flows from these contracts are reported as investing activities in the consolidated statements of cash flows. As of April 30, 2010, there were no open net investment hedge contracts. For the fiscal year ended April 30, 2010, there were no reclassifications of the effective portion of net investment hedges out of *accumulated other comprehensive loss* into income; therefore, consistent with the fourth quarter of fiscal year 2009, $27 million in gains remained in cumulative translation within *accumulated other comprehensive loss*.

Cash Flow Hedges

Forecasted Debt Issuance Interest Rate Risk During fiscal year 2010, the Company entered into $1.100 billion of pay-fixed, forward starting interest rate swaps with a weighted average fixed rate of 4.130 percent in anticipation of the fixed-rate debt issuance that occurred during the fourth quarter of fiscal year 2010. All of these forward-starting interest rate swaps were cash settled for $7 million coinciding with the issuance of the 2010 Senior Notes. A $6 million pre-tax loss will be reclassified to earnings over the term of the related debt and the ineffective portion of $1 million was recorded in *interest expense, net* on the consolidated statement of earnings. The Company did not have any forward starting interest rate swaps outstanding at April 30, 2010, April 24, 2009 and April 25, 2008.

Foreign Currency Exchange Rate Risk Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of *accumulated other comprehensive loss* and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2010, 2009 and 2008. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2010, 2009 and 2008. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at April 30, 2010 and April 24, 2009 was $3.656 billion and $4.134 billion, respectively, and will mature within the subsequent 36-month period.

The amount of gains/(losses) and location of the gains/(losses) in the consolidated statements of earnings and other comprehensive income (OCI) related to derivative instruments designated as cash flow hedges for the fiscal years ended April 30, 2010 and April 24, 2009 are as follows:

April 30, 2010
(in millions)

	Gross (Losses) Recognized in OCI on Effective Portion of Derivative	**Effective Portion of Gains on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income**	
Derivatives in Cash Flow Hedging Relationships	**Amount**	**Location**	**Amount**
Foreign currency exchange rate contracts	**$(212)**	**Other expense, net**	**$ 1**
		Cost of products sold	**45**
Total	**$(212)**		**$ 46**

April 24, 2009
(in millions)

	Gross Gains Recognized in OCI on Effective Portion of Derivative	Effective Portion of (Losses) on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$ 814	Other expense, net	$(16)
		Cost of products sold	(25)
Total	$ 814		$(41)

As of April 30, 2010 and April 24, 2009, the Company had a balance of $91 million and $228 million, respectively, in after-tax net unrealized gains associated with cash flow hedging instruments recorded in *accumulated other comprehensive loss*. The Company expects that $90 million of the balance will be reclassified into the consolidated statement of earnings over the next 12 months.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings.

Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

As of April 30, 2010, the Company had interest rate swaps designated as fair value hedges of underlying fixed rate obligations. The Company did not have any fair value hedges outstanding as of April 24, 2009.

In March 2010, the Company entered into 12 five-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $1.850 billion. Nine of these interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $1.250 billion 3.000 percent Senior Notes due 2015. The remaining three interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $600 million 4.750 percent Senior Notes due 2015. On the first nine interest rate swap agreements, the Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) plus 36.00 basis points and it receives a fixed interest rate of 3.000 percent. On the remaining three interest rate swap agreements, the Company pays variable interest equal to the LIBOR plus 185 basis points and it receives a fixed interest rate of 4.750 percent.

Additionally, in March 2010, the Company entered into nine three-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $2.200 billion. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $2.200 billion 1.625 percent Senior Convertible Notes due 2013. The Company pays variable interest equal to the three-month LIBOR minus 19.70 basis points and it receives a fixed interest rate of 1.625 percent.

In December 2009, the Company entered into three five-year fixed-to-floating interest rate swap agreements, two with notional amounts of $75 million each and one with a notional amount of $100 million. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $550 million 4.500 percent Senior Notes due 2014. On the first $75 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 181.25 basis points and it receives a fixed interest rate of 4.500 percent. For the second $75 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 196.50 basis points and it receives a fixed interest rate of 4.500 percent. For the $100 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 198.10 basis points and it receives a fixed interest rate of 4.500 percent.

In June 2009, the Company entered into two five-year fixed-to-floating interest rate swap agreements with notional amounts of $150 million each. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $550 million 4.500 percent Senior Notes due 2014. On the first interest rate swap agreement, the Company pays variable interest equal to the one-month LIBOR plus 134.00 basis points and it receives a fixed interest rate of 4.500 percent. For the second interest rate swap agreement, the Company pays variable interest equal to the one-month LIBOR plus 137.25 basis points and it receives a fixed interest rate of 4.500 percent.

The market value of these interest rate swap agreements was a $31 million unrealized gain and the market value of the hedged item was a $33 million unrealized loss at April 30, 2010 which were recorded in *long-term debt* with the offset recorded in *other assets* on the consolidated balance sheet. These fair value hedges resulted in $(2) million of ineffectiveness which was recorded as an increase in *interest expense, net* on the consolidated statement of earnings. The gross notional amount of these contracts, designated as fair value hedges outstanding at April 30, 2010 was $4.600 billion.

In November 2005 and June 2007, the Company entered into a five-year interest rate swap agreement with a notional amount of $200 million, and an eight-year interest rate swap agreement with a notional amount of $300 million, respectively. These interest rate swap agreements were designated as fair value hedges of the changes in fair value of a portion of the Company's fixed-rate $400 million Senior Notes due 2010 and fixed-rate $600 million Senior Notes due 2015, respectively. In December 2008, the Company terminated the interest rate swap agreements. At that time, the contracts were in an asset position, resulting in cash receipts of $62 million, which included $3 million of accrued interest. The gain from terminating the interest rate swap agreements increased the outstanding balance of the Senior Notes and is being amortized as a reduction of interest expense over the remaining life of the Senior Notes. The cash flows from the termination of these interest rate swap agreements have been reported as operating activities in the consolidated statement of cash flows. As of April 30, 2010, the unamortized gain was $41 million.

During fiscal years 2009 and 2008, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2010, 2009 and 2008 on firm commitments that no longer qualify as fair value hedges.

Balance Sheet Presentation

The following table summarizes the location and fair value amounts of derivative instruments reported in the consolidated balance sheet as of April 30, 2010 and April 24, 2009. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

April 30, 2010 *(in millions)*	**Asset Derivatives** Balance Sheet Location	**Asset Derivatives** Fair Value	**Liability Derivatives** Balance Sheet Location	**Liability Derivatives** Fair Value
Derivatives designated as hedging instruments:				
Foreign currency exchange rate contracts	**Prepaid expenses and other current assets**	**$198**	**Other accrued expenses**	**$44**
Interest rate contracts	**Other assets**	**31**		
Foreign currency exchange rate contracts	**Other assets**	**65**	**Other long-term liabilities**	**2**
Total derivatives designated as hedging instruments		**$294**		**$46**
Derivatives not designated as hedging instruments:				
Foreign currency exchange rate contracts	**Prepaid expenses and other current assets**	**$ 2**	**Other accrued expenses**	**$ 1**
Total derivatives not designated as hedging instruments		**$ 2**		**$ 1**
Total derivatives		**$296**		**$47**

April 24, 2009 *(in millions)*	Asset Derivatives Balance Sheet Location	Asset Derivatives Fair Value	Liability Derivatives Balance Sheet Location	Liability Derivatives Fair Value
Derivatives designated as hedging instruments:				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$249	Other accrued expenses	$27
Foreign currency exchange rate contracts	Other assets	187	Other long-term liabilities	3
Total derivatives designated as hedging instruments		$436		$30
Derivatives not designated as hedging instruments:				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ —	Other accrued expenses	$ 1
Total derivatives not designated as hedging instruments		$ —		$ 1
Total derivatives		$436		$31

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments (including forward exchange contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution. Beginning in fiscal year 2010, the Company entered into collateral credit agreements with its primary derivatives counterparties. Under these agreements either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties. As of April 30, 2010 the Company received cash collateral of $123 million from its counterparty. The collateral primarily supports the approximate fair value of the Company's derivative contracts. The collateral received obligation was recorded as an increase in *cash and cash equivalents* with the offset recorded as an increase in *other accrued expenses* on the consolidated balance sheet.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. In light of the current economic state of many foreign countries, the Company continues to monitor their creditworthiness. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 30, 2010 and April 24, 2009, no customer represented more than 10 percent of the outstanding accounts receivable.

11. Interest Expense, Net

Interest income and interest expense for fiscal years 2010, 2009 and 2008 are as follows:

	Fiscal Year		
(in millions)	**2010**	2009	2008
Interest income	**$(156)**	$(188)	$(364)
Interest expense	**402**	371	400
Interest expense, net	**$ 246**	$183	$ 36

Interest expense, net for fiscal years 2010, 2009 and 2008 has been retrospectively adjusted for the impact of the adoption of the new authoritative guidance for convertible debt. See Note 2 for additional information.

Interest income includes interest earned on the Company's cash and cash equivalents, short- and long-term investments, the net realized and unrealized gain or loss on trading securities and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. See Note 6 for further discussion of these items.

Interest expense includes the expense associated with the interest that the Company pays on its outstanding borrowings, including short- and long-term instruments and the amortization of debt issuance costs and debt discounts.

12. Shareholders' Equity

Repurchase of Common Stock In June 2007 and June 2009, the Company's Board of Directors authorized the repurchase of up to 50 million and 60 million shares of the Company's stock, respectively. Shares are repurchased from time to time to support the Company's stock-based compensation programs and to return capital to shareholders. The Company repurchased approximately 27.0 million and 16.5 million shares at an average price of $38.10 and $45.94, respectively, during fiscal years 2010 and 2009. As of April 30, 2010, the Company has approximately 50.8 million shares remaining under the buyback authorizations approved by the Board of Directors. The Company accounts for repurchases of common stock using the par value method and shares repurchased are cancelled.

Shareholder Rights Plan On October 26, 2000, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "right") for each outstanding share of common stock with a par value of $0.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15 percent or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15 percent or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15 percent to no less than 10 percent of the outstanding common stock. The rights expire on October 26, 2010.

13. Stock Purchase and Award Plans

Under the fair value recognition provision of U.S. GAAP for accounting for stock-based compensation, the Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company elected the modified-perspective method of adopting this guidance, under which prior periods were not retroactively restated. The provisions of this guidance apply to awards granted after the April 29, 2006 effective date. Stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the fair-value based compensation cost estimated under the prior guidance's pro forma disclosures.

Stock Options Stock option awards are granted at exercise prices equal to the closing price of the Company's common stock on the grant date. The majority of the Company's stock option awards are non-qualified stock options with a 10-year life and a four-year ratable vesting term. In fiscal year 2010, the Company granted stock options under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (2008 Plan). The 2008 Plan was approved by the Company's shareholders in August 2008, and provide for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance awards and other stock and cash-based awards. As of April 30, 2010, there were approximately 66 million shares available for future grants under the 2008 Plan.

Restricted Stock Awards Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest between three and five years. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that will cliff vest only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. In fiscal year 2010, the Company granted restricted stock awards under the 2008 Plan.

Employee Stock Purchase Plan The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company's common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $33.19 per share in the fiscal year ended April 30, 2010. As of April 30, 2010, plan participants have had approximately $9 million withheld to purchase Company common stock at 85 percent of its market value on June 30, 2010, the last trading day before the end of the calendar quarter purchase period. At April 30, 2010, approximately 15 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company's stock price and expected dividends.

The expense recognized for shares purchased under the Company's ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The expense recognized for restricted stock awards is equal to the grant date fair value, which is equal to the closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year		
	2010	2009	2008
Weighted average fair value of options granted	**$8.77**	$8.96	$15.29
Assumptions used:			
Expected life (years)[a]	**6.16**	6.05	5.42
Risk-free interest rate[b]	**3.17%**	3.11%	4.02%
Volatility[c]	**26.91%**	25.64%	22.27%
Dividend yield[d]	**2.29%**	2.03%	1.05%

(a) **Expected life:** *The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. Beginning in the third quarter of fiscal year 2008, the Company began to calculate the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option. Prior to the third quarter of fiscal year 2008, the Company calculated the expected life based solely on historical data. The Company also stratifies its employee population into two groups based upon distinctive exercise behavior patterns.*

(b) **Risk-free interest rate:** *The rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option's expected term.*

(c) **Volatility:** *Expected volatility is based on a blend of historical volatility and an implied volatility of the Company's common stock. Implied volatility is based on market traded options of the Company's common stock.*

(d) **Dividend yield:** *The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.*

Stock-Based Compensation Expense Upon the adoption of the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 is being recognized over the stated vesting term of the grant rather than being accelerated upon retirement eligibility.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the components and classification of stock-based compensation expense, for options, restricted stock awards and ESPP shares recognized for fiscal years 2010, 2009 and 2008:

	Fiscal Year		
(in millions)	**2010**	2009	2008
Stock options	**$112**	$140	$138
Restricted stock awards	**98**	82	63
Employee stock purchase plan	**15**	15	16
Total stock-based compensation expense	**$225**	$237	$217
Cost of products sold	**$ 26**	$ 28	$ 24
Research and development expense	**55**	58	52
Selling, general and administrative expense	**144**	151	141
Total stock-based compensation expense	**$225**	$237	$217
Income tax benefits	**(67)**	(69)	(64)
Total stock-based compensation expense, net of tax	**$158**	$168	$153

In connection with the acquisition of Kyphon in November 2007, the Company assumed Kyphon's unvested stock-based awards. These awards are amortized over 2.5 years, which was their remaining weighted average vesting period at the time of acquisition. For fiscal years 2010, 2009 and 2008 the Company recognized $12 million, $21 million and $24 million respectively, of stock-based compensation expense associated with the assumed Kyphon awards, which is included in the amounts presented above.

Stock Options The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years 2010, 2009 and 2008:

	Fiscal Year					
	2010		2009		2008	
	Options *(in thousands)*	**Wtd. Avg. Exercise Price**	Options *(in thousands)*	Wtd. Avg. Exercise Price	Options *(in thousands)*	Wtd. Avg. Exercise Price
Beginning balance	**93,394**	**$46.57**	92,444	$47.21	90,906	$46.99
Granted	**7,863**	**35.81**	12,447	37.25	9,436	48.13
Assumed from Kyphon acquisition	—	—	—	—	3,486	27.73
Exercised	**(3,126)**	**32.96**	(8,046)	39.01	(9,111)	37.80
Canceled	**(8,518)**	**46.27**	(3,451)	47.59	(2,273)	50.18
Outstanding at year-end	**89,613**	**$46.13**	93,394	$46.57	92,444	$47.21
Exercisable at year-end	**67,944**	**$48.24**	67,795	$47.78	67,741	$46.80

For options outstanding and exercisable at April 30, 2010, the weighted average remaining contractual life was 5.04 years and 3.97 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2010, 2009 and 2008 was $19 million, $105 million and $138 million, respectively. For options outstanding and exercisable at April 30, 2010, the total intrinsic value of in-the-money options was $159 million and $39 million, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 30, 2010 was $98 million. The Company's tax benefit related to the exercise of stock options for fiscal year 2010 was $6 million. Unrecognized compensation expense related to outstanding stock options as of April 30, 2010 was $144 million and is expected to be recognized over a weighted average period of 2.3 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards The following table summarizes restricted stock award activity during fiscal years 2010, 2009 and 2008:

	Fiscal Year					
	2010		2009		2008	
	Awards *(in thousands)*	**Wtd. Avg. Grant Price**	Awards *(in thousands)*	Wtd. Avg. Grant Price	Awards *(in thousands)*	Wtd. Avg. Grant Price
Nonvested, beginning balance	**8,346**	**$43.88**	5,789	$49.24	3,982	$50.16
Granted	**2,783**	**34.92**	3,520	36.47	2,204	47.74
Assumed from Kyphon acquisition	**—**	**—**	—	—	402	46.88
Vested	**(1,632)**	**35.36**	(564)	12.26	(492)	47.60
Forfeited	**(588)**	**43.52**	(399)	51.17	(307)	49.88
Nonvested at year-end	**8,909**	**$42.67**	8,346	$43.88	5,789	$49.24

Unrecognized compensation expense related to restricted stock awards as of April 30, 2010 was $154 million and is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

14. Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes, based on tax jurisdiction, are:

	Fiscal Year		
(in millions)	**2010**	2009	2008
U.S.	**$1,557**	$ 984	$ 568
International	**2,412**	1,456	2,172
Earnings before income taxes	**$3,969**	$2,440	$2,740

The provision for income taxes consists of:

	Fiscal Year		
(in millions)	**2010**	2009	2008
Current tax expense:			
U.S.	**$ 527**	$ 264	$ 458
International	**239**	291	267
Total current tax expense	**766**	555	725
Deferred tax expense (benefit):			
U.S.	**106**	(51)	(92)
International	**(2)**	(134)	(31)
Net deferred tax expense (benefit)	**104**	(185)	(123)
Total provision for income taxes	**$ 870**	$ 370	$ 602

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances for federal, state and foreign net operating losses, credit carryforwards, capital loss carryforwards and deferred tax assets which are capital in nature in the amount of $238 million and $234 million at April 30, 2010 and April 24, 2009, respectively. These carryover attributes expire at various points in time, from within a year to no expiration date. These valuation allowances would result in a reduction to the *provision for income taxes* in the consolidated statement of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company's tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

(in millions)	**April 30, 2010**	April 24, 2009
Deferred tax assets:		
Inventory (intercompany profit in inventory and excess of tax over book valuation)	**$ 426**	$ 315
Stock-based compensation	**214**	185
Pension and post-retirement benefits	**150**	76
Federal and state benefit on uncertain tax positions	**133**	111
Accrued liabilities	**130**	143
Net operating loss and credit carryforwards	**119**	136
Unrealized currency loss	**28**	43
Unrealized loss on equity investments	**16**	15
Allowance for doubtful accounts	**14**	12
Convertible debt interest	**14**	35
Warranty reserves	**11**	7
Accrued legal reserves	**—**	156
Other	**118**	113
Total deferred tax assets (net of valuation allowance)	**1,373**	1,347
Deferred tax liabilities:		
Intangible assets	**(652)**	(595)
Realized loss on derivative financial instruments	**(113)**	(113)
Unrealized gain on available for sale securities and derivative financial instruments	**(62)**	(100)
Accumulated depreciation	**(43)**	(28)
Other	**(48)**	(21)
Total deferred tax liabilities	**(918)**	(857)
Deferred tax assets, net	**$ 455**	$ 490

The Company's effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year		
	2010	2009	2008
U.S. Federal statutory tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
U.S. state taxes, net of Federal tax benefit	**0.5**	0.6	1.1
Research and development credit	**(0.6)**	(1.6)	(0.7)
Domestic production activities	**(0.3)**	(0.5)	(0.4)
International	**(16.7)**	(20.7)	(19.2)
Impact of special charges, restructuring charges, certain litigation charges, net and IPR&D and certain acquisition-related costs	**2.0**	9.5	6.2
Reversal of excess tax accruals	**—**	(5.4)	—
Retiree medical subsidy law change	**0.4**	—	—
Other, net	**1.6**	(1.7)	—
Effective tax rate	**21.9%**	15.2%	22.0%

In fiscal year 2010 the Company recorded a $15 million tax cost associated with the U.S. healthcare reform legislation eliminating the federal tax benefit for government subsidies of retiree prescription drug benefits. The $15 million tax cost was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2010.

In fiscal year 2009 the Company recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company's fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2009.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 30, 2010 and April 24, 2009, such earnings were approximately $12.373 billion and $9.738 billion, respectively. Currently, the Company's operations in Puerto Rico, Switzerland and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2011 and 2027. The expiration of the Ireland tax incentive grant on December 31, 2010 is not expected to have a material impact on the Company's financial results.

The Company had $538 million, $431 million and $455 million of gross unrecognized tax benefits as of April 30, 2010, April 24, 2009 and April 25, 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2010, 2009 and 2008 is as follows:

	Fiscal Years		
(in millions)	**2010**	2009	2008
Gross unrecognized tax benefits at beginning of fiscal year	**$ 431**	$ 455	$408
Gross increases:			
Prior year tax positions	**51**	3	21
Current year tax positions	**74**	106	51
Gross decreases:			
Prior year tax positions	**(14)**	(116)	(23)
Settlements	**(4)**	(15)	(2)
Statute of limitation lapses	**—**	(2)	—
Gross unrecognized tax benefits at end of fiscal year	**$ 538**	$ 431	$455

If all of the Company's unrecognized tax benefits as of April 30, 2010, April 24, 2009 and April 25, 2008 were recognized, $459 million, $360 million and $370 million would impact the Company's effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company's effective tax rate in future periods.

The Company and the IRS are in settlement discussions as it relates to the IRS audit of fiscal years 1997, 1998 and 1999 and the allocation of income between Medtronic, Inc. and its wholly owned subsidiary in Switzerland. Based on these discussions, the Company has made a $70 million deposit with the IRS. As no settlement has been reached with the IRS, the Company continues to record the gross unrecognized tax benefit as a long-term liability as it relates to this uncertain tax position. The Company has recorded all remaining gross unrecognized tax benefits as a long-term liability as well, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months.

The Company recognizes interest and penalties related to income tax matters in the *provision for income taxes* in the consolidated statements of earnings and records the liability in the current or long-term income taxes payable, as appropriate. The Company had $94 million, $73 million and $91 million of accrued gross interest and penalties as of April 30, 2010, April 24, 2009 and April 25, 2008, respectively. During the fiscal years ended April 30, 2010, April 24, 2009 and April 25, 2008, the Company recognized interest expense, net of tax benefit, of approximately $14 million, $18 million and $24 million in the *provision for income taxes* in the consolidated statement of earnings, respectively.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company's allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company's tax returns and propose adjustments to the Company's tax filings. The IRS has settled its audits with the Company for all years through fiscal year 1996. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. The Company initiated defense of these adjustments at the IRS appellate level and in the second quarter of fiscal year 2006 the Company reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. The Company filed a Petition with the U.S. Tax Court on July 14, 2008 objecting to the deficiency. The Company is in settlement discussions with the IRS as it relates to the outstanding issue; however, a settlement has not yet been reached.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001 and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. The Company has reached agreement with the IRS on substantially all of the proposed adjustments for these fiscal years 2000 through 2004. The only item of significance that remains open for these years relates to the carryover impact of the allocation of income between Medtronic, Inc. and its wholly owned subsidiary in Switzerland for fiscal years 1997 through 1999.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. The Company has reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiaries and the timing of the deductibility of a settlement payment. For the proposed adjustments that the

Company does not agree with, the Company has filed its protest with the IRS. As the statute of limitations for these tax years expire in December 2010, the Company expects that the IRS will issue a Notice of Deficiency for these remaining issues during the Company's fiscal year ending April 29, 2011 and Medtronic will proceed to attempt to resolve these matters either at the IRS Appellate level or in the courts, if necessary.

The Company's reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on the Company's financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process and through litigation in courts, as necessary.

15. Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $237 million, $223 million and $222 million in fiscal years 2010, 2009 and 2008, respectively. The Company adopted the new measurement date authoritative guidance for pension benefits effective April 26, 2008. The adoption of this guidance in fiscal year 2009 resulted in an after-tax decrease in shareholders' equity of $13 million, a decrease to other long-term assets of $5 million and an increase to long-term accrued compensation and retirement benefits of $8 million.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid healthcare and life insurance benefits through the Company's post-retirement benefits. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

As of April 30, 2010 and April 24, 2009, the net underfunded status of the Company's benefit plans was $411 million and $157 million, respectively.

The change in benefit obligation and funded status of the Company's employee retirement plans follow:

(in millions)	U.S. Pension Benefits Fiscal Year 2010	U.S. Pension Benefits Fiscal Year 2009	Non-U.S. Pension Benefits Fiscal Year 2010	Non-U.S. Pension Benefits Fiscal Year 2009	Post-Retirement Benefits Fiscal Year 2010	Post-Retirement Benefits Fiscal Year 2009
Accumulated benefit obligation at end of year:	**$1,146**	$ 759	**$ 434**	$308	**$ 270**	$174
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	**$ 842**	$ 902	**$ 373**	$400	**$ 174**	$184
Adjustment due to adoption of new measurement date guidance	**—**	34	**—**	4	**—**	6
Service cost	**63**	74	**27**	29	**12**	14
Interest cost	**68**	60	**22**	19	**14**	12
Employee contributions	**—**	—	**10**	10	**7**	5
Plan amendments	**—**	—	**3**	—	**—**	—
Plan curtailments	**—**	—	**(2)**	—	**—**	—
Actuarial loss/(gain)	**336**	(199)	**112**	(8)	**74**	(36)
Benefits paid	**(32)**	(29)	**(17)**	(8)	**(13)**	(12)
Medicare Part D reimbursements	**—**	—	**—**	—	**—**	1
Special termination benefits	**7**	—	**—**	—	**2**	—
Foreign currency exchange rate changes	**—**	—	**11**	(73)	**—**	—
Projected benefit obligation at end of year	**1,284**	842	**539**	373	**270**	174
Change in plan assets:						
Fair value of plan assets at beginning of year	**833**	1,100	**291**	335	**108**	141
Adjustment due to adoption of new measurement date guidance	**—**	(25)	**—**	1	**—**	(3)
Actual (loss)/return on plan assets	**222**	(302)	**79**	(49)	**30**	(41)
Employer contributions	**81**	89	**47**	66	**26**	18
Employee contributions	**—**	—	**10**	10	**7**	5
Benefits paid	**(32)**	(29)	**(17)**	(8)	**(13)**	(12)
Foreign currency exchange rate changes	**—**	—	**10**	(64)	**—**	—
Fair value of plan assets at end of year	**1,104**	833	**420**	291	**158**	108
Funded status at end of year:						
Fair value of plan assets	**1,104**	833	**420**	291	**158**	108
Benefit obligations	**1,284**	842	**539**	373	**270**	174
Underfunded status of the plan	**(180)**	(9)	**(119)**	(82)	**(112)**	(66)
Recognized liability	**$ (180)**	$ (9)	**$(119)**	$ (82)	**$(112)**	$ (66)
Amounts recognized on the consolidated balance sheet consist of:						
Non-current assets	**$ —**	$ 82	**$ —**	$ 1	**$ —**	$ —
Current liabilities	**(5)**	(5)	**(2)**	(1)	**—**	—
Non-current liabilities	**(175)**	(86)	**(117)**	(82)	**(112)**	(66)
Recognized liability	**$ (180)**	$ (9)	**$(119)**	$ (82)	**$(112)**	$ (66)
Amounts recognized in accumulated other comprehensive (loss)/income:						
Prior service (benefit)/cost	**$ (6)**	$ (7)	**$ 10**	$ 7	**$ 95**	$ 2
Net actuarial loss	**677**	465	**148**	90	**2**	44
Ending balance	**$ 671**	$ 458	**$ 158**	$ 97	**$ 97**	$ 46

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 30, 2010 and April 24, 2009. U.S. and non-U.S. plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year	
(in millions)	**2010**	2009
Accumulated benefit obligation	**$363**	$239
Projected benefit obligation	**393**	256
Plan assets at fair value	**183**	104

Plans with projected benefit obligations in excess of plan assets:

	Fiscal Year	
(in millions)	**2010**	2009
Projected benefit obligation	**$675**	$432
Plan assets at fair value	**420**	258

The net periodic benefit costs of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
(in millions)	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ 63**	$ 74	$ 72	**$ 27**	$ 29	$ 32	**$12**	$ 14	$ 16
Interest cost	**68**	60	52	**22**	19	16	**14**	12	12
Expected return on plan assets	**(100)**	(99)	(87)	**(24)**	(20)	(18)	**(9)**	(12)	(11)
Amortization of prior service costs	**(1)**	(1)	(1)	**1**	1	1	**—**	—	—
Amortization of net actuarial loss	**2**	6	15	**1**	—	2	**2**	—	2
Curtailment gain	**—**	—	—	**(1)**	—	—	**—**	—	—
Net periodic benefit cost	**32**	40	51	**26**	29	33	**19**	14	19
Special termination benefits	**7**	—	3	**—**	—	—	**2**	—	1
Total cost for period	**$ 39**	$ 40	$ 54	**$ 26**	$ 29	$ 33	**$21**	$ 14	$ 20

The other changes in plan assets and projected benefit obligation recognized in other comprehensive income for fiscal year 2010 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Net actuarial loss	$214	$58	$53
Prior service cost	—	3	—
Amortization of prior service costs	1	(1)	—
Amortization of net actuarial loss	(2)	(1)	(2)
Effect of exchange rates	—	2	—
Total recognized in other comprehensive income	$213	$61	$51
Total recognized in net periodic pension cost and other comprehensive income	$252	$87	$72

The estimated amounts that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost, before tax, in fiscal year 2011 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Amortization of prior service cost	$ (2)	$ 1	$—
Amortization of net actuarial loss	33	5	5
	$ 31	$ 6	$ 5

The actuarial assumptions were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Weighted average assumptions—projected benefit obligation:									
Discount rate	**6.05%**	8.25%	6.75%	**4.68%**	5.41%	5.37%	**6.05%**	8.25%	6.75%
Rate of compensation increase	**3.80%**	4.00%	4.24%	**3.05%**	2.90%	3.10%	**N/A**	N/A	N/A
Initial healthcare cost trend rate pre-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**8.00%**	8.50%	9.00%
Initial healthcare cost trend rate post-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**7.75%**	8.50%	9.00%
Weighted average assumptions—net periodic benefit cost:									
Discount rate	**8.25%**	6.75%	6.00%	**5.41%**	5.37%	4.42%	**8.25%**	6.75%	6.00%
Expected return on plan assets	**8.25%**	8.75%	8.75%	**5.78%**	5.97%	5.76%	**8.25%**	8.75%	8.75%
Rate of compensation increase	**4.00%**	4.24%	4.24%	**2.90%**	3.10%	3.09%	**N/A**	N/A	N/A
Initial healthcare cost trend rate pre-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**8.50%**	9.00%	10.00%
Initial healthcare cost trend rate post-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**8.00%**	9.00%	10.00%

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumptions are determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

Retirement Benefit Plan Investment Strategy The Company has an account that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical. For investment purposes, the plans are managed in an identical way, as their objectives are similar.

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. The Plan Committee believes with prudent risk tolerance and asset diversification, the account should be able to meet its pension and other post-retirement obligations in the future.

Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. There is significant variation in policy asset allocation from country to country. Local regulations, local funding rules and local financial and tax considerations are part of the funding and investment allocation process in each country.

Plan assets also include investments in the Company's common stock of $56 million and $38 million at April 30, 2010 and April 24, 2009, respectively.

The Company's pension plan target allocations at April 30, 2010 and April 24, 2009, by asset category, is as follows:

U.S. Plans

	Target Allocation	
	2010	2009
Asset Category		
Equity securities	**55%**	60%
Debt securities	**20**	10
Other	**25**	30
Total	**100%**	100%

Non-U.S. Plans

	Target Allocation	
	2010	2009
Asset Category		
Equity securities	**40%**	37%
Debt securities	**15**	15
Other	**45**	48
Total	**100%**	100%

Retirement Benefit Plan Asset Fair Values The following is a description of the valuation methodologies used for retirement benefit plan assets measured at fair value.

Short-term investments, Medtronic, Inc. common stock and fixed income mutual funds: Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

U.S. government securities: Certain U.S. government securities are valued at the closing price reported in the active markets in which the individual security is traded. Other U.S. government securities are valued based on inputs other than quoted prices that are observable for the securities.

Registered investment companies: Valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.

Municipal debt securities and corporate debt securities: Valued based on inputs other than quoted prices that are observable for the securities.

Other common stocks: Valued at the closing price reported in the active markets in which the individual security is traded.

Partnership units: Valued based on the year-end net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available. Investments in this category primarily include collective funds, absolute return strategies and private equity funds. The collective funds in the Company's retirement benefit plans can be redeemed monthly with notice periods ranging from one to 30 days. The absolute return strategies in the Company's retirement benefit plans can be redeemed quarterly with notice periods ranging from 45 to 95 days. There are two absolute return strategy funds totaling $29 million that are in the process of liquidation, which the Company expects to receive the majority of the proceeds over the next five years. For private equity funds, the sum of the unfunded commitments is $34 million and the estimated liquidation period of these funds is expected to be one to 10 years. If a quoted market price is not available for a partnership investment, other valuation procedures are utilized to arrive at a fair value.

Insurance Contracts: Comprised of investments in collective (group) insurance contracts, consisting of individual insurance policies. The policyholder is the employer and each member is the owner/beneficiary of their individual insurance policy. These policies are a part of the insurance company's general portfolio and participate in the insurer's profit-sharing policy on an excess yield basis.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provide information by level for the retirement benefit plan assets that are measured at fair value, as defined by U.S. GAAP. See Note 7 for discussion of the fair value measurement terms of Levels 1, 2 and 3.

U.S. Pension Benefits

	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Short-term investments	**$ 39**	$ 39	$—	$ —
U.S. government and agency securities	**29**	15	14	—
Corporate debt securities	**24**	—	24	—
Medtronic, Inc. common stock	**49**	49	—	—
Other common stock	**195**	195	—	—
Fixed income mutual funds	**167**	167	—	—
Partnership units	**601**	—	—	601
	$1,104	$465	$38	$601

The following table provides a reconciliation of the beginning and ending balances of U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

	April 30, 2010
Beginning Balance	$528
Total realized losses and other-than temporary impairment losses included in earnings	(14)
Total unrealized losses included in other comprehensive income	126
Purchases, issuances and settlements	(39)
Ending Balance	$601

Non-U.S. Benefits

	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Registered investment companies	**$413**	$413	$—	$—
Insurance contracts	**7**	—	—	7
	$420	$413	$—	$ 7

The following table provides a reconciliation of the beginning and ending balances of non-U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

	April 30, 2010
Beginning Balance	$5
Purchases, issuances and settlements	2
Ending Balance	$7

Post-Retirement Benefits

	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Short-term investments	**$ 6**	$ 6	$—	$—
U.S. government securities	**4**	2	2	—
Corporate debt securities	**4**	—	4	—
Medtronic, Inc. common stock	**7**	7	—	—
Other common stock	**29**	29	—	—
Fixed income mutual funds	**25**	25	—	—
Partnership units	**89**	—	—	89
Total	**164**	$69	$ 6	$89
Other items to reconcile to fair value of plan assets	**(6)**			
	$158			

The following table provides a reconciliation of the beginning and ending balances of post-retirement benefits assets measured at fair value that used significant unobservable inputs (Level 3):

	April 30, 2010
Beginning Balance	$69
Total realized losses and other-than temporary impairment losses included in earnings	(2)
Total unrealized losses included in other comprehensive income	19
Purchases, issuances and settlements	3
Ending Balance	$89

Retirement Benefit Plan Funding It is the Company's policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2010, the Company made discretionary contributions of approximately $81 million to the U.S. pension plan and approximately $26 million to fund post-retirement benefits. Internationally, the Company contributed approximately $47 million for pension benefits during fiscal year 2010. During fiscal year 2011, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be consistent with those contributions made during fiscal year 2010. Based on the guidelines under the U.S. Employee Retirement Income Security Act of 1974 and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2011 contributions will be discretionary.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits	
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2011	$ 36	$ 14	$ 9	$ 1
2012	41	15	10	1
2013	46	16	11	1
2014	50	18	13	1
2015	54	19	14	1
2015–2019	341	115	109	14
Total	$568	$197	$166	$19

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA) and the Reconciliation Act. Included among the major provisions of these laws is a change in the tax treatment of the Medicare Part D subsidy. The subsidy came into existence with the enactment of the Medicare Modernization Act (MMA) in 2003 and is available to sponsors of retiree health benefit plans with a prescription drug benefit that is actuarially equivalent to the benefit provided by the Medicare Part D program. Prior to the enactment of the PPACA and the Reconciliation Act, the Company was allowed to deduct the full cost of its retiree drug plans without reduction for subsidies received.

Under U.S. GAAP, the Company records a liability on its balance sheet for the expected cost of earned future retiree health benefits. When MMA was enacted in 2003, this liability was reduced to reflect expected future subsidies from the Medicare Part D program. In addition, the Company recorded a reduction to the deferred tax liability on the balance sheet for the value of future tax deductions for these retiree health benefits. Each year, as additional benefits are earned and benefit payments are made, the Company adjusts the postretirement benefits liability and deferred tax liability.

After the passage of the PPACA and the Reconciliation Act, the Company must reduce the tax deduction for retiree drug benefits paid by the amount of the Medicare Part D subsidy beginning in 2013. U.S. GAAP requires the impact of a change in tax law to be recognized immediately in the income statement in the period that includes the enactment date, regardless of the effective date of the change in tax law. As a result of this change in tax law, the Company recorded a non-cash charge of $15 million in fiscal year 2010 to increase the deferred tax liability. As a result of this legislation, the Company will be evaluating prospective changes to the active and retiree healthcare benefits offered by the Company.

In August 2006, the Pension Protection Act was signed into law in the U.S. The Pension Protection Act replaces the funding requirements for defined benefit pension plans by subjecting defined benefit plans to 100 percent of the current liability funding target. Defined benefit plans with a funding status of less than 80 percent of the current liability are defined as being "at risk." The Pension Protection Act was effective for the 2008 plan year. The Company's U.S. qualified defined benefit plans are funded in excess of 80 percent, and therefore the Company expects that the plans will not be subject to the "at risk" funding requirements of the Pension Protection Act and that the law will not have a material impact on future contributions.

The initial healthcare cost trend rates for post-retirement benefit plans was 8.00 percent for pre-65 and 7.75 percent for post-65 at April 30, 2010. Based on actuarial data, the trend rates are expected to decline to 5.0 percent over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on post-retirement benefit cost	$2	$(1)
Effect on post-retirement benefit obligation	9	(8)

Defined Contribution Savings Plans The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006 the entire match is made in cash. Expense under these plans was $110 million, $103 million and $85 million in fiscal years 2010, 2009 and 2008, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $41 million, $37 million and $30 million in fiscal years 2010, 2009 and 2008, respectively.

16. Leases

The Company leases office, manufacturing and research facilities and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 30, 2010 are:

(in millions)

Fiscal Year	Capitalized Leases	Operating Leases
2011	$—	$106
2012	1	78
2013	1	58
2014	1	44
2015	1	27
2016 and thereafter	20	47
Total minimum lease payments	$24	$360
Less amounts representing interest	(6)	N/A
Present value of net minimum lease payments	$18	N/A

Rent expense for all operating leases was $154 million, $150 million and $135 million in fiscal years 2010, 2009 and 2008, respectively.

In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a seven-year period. The transaction was recorded as a capital lease. Payments for the remaining balance of the sale-leaseback agreement were due semi-annually. The lease provided for an early buyout option whereby the Company, at its option, could repurchase the equipment at a predetermined fair market value in calendar year

2009. The Company exercised its early buyout option in fiscal year 2010 which resulted in converting the lease to a term loan. The balance of the related term loan at April 30, 2010 was $46 million.

17. Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company's consolidated earnings, financial position or cash flows.

Litigation with Wyeth and Cordis Corporation

On February 22, 2008, Wyeth and Cordis Corporation (Cordis) filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic's Endeavor drug-eluting stent infringes three U.S. "Morris" patents alleged to be owned by Wyeth and exclusively licensed to Cordis. A trial date has not been set. The Company is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Litigation with Edwards Lifesciences, Inc.

On March 19, 2010, the U.S. District Court for the District of Delaware added Medtronic CoreValve LLC (CoreValve) as a party to litigation pending between Edwards Lifesciences, Inc. (Edwards) and CoreValve, Inc. In the litigation, Edwards asserted that CoreValve's transcatheter aortic valve replacement product infringed three U.S. "Andersen" patents owned by Edwards. Before trial, the Court granted summary judgment to Medtronic as to two of the three patents. Trial started on March 23, 2010 on Edwards' claims of infringement on the remaining patent. On April 1, 2010, a jury found that CoreValve willfully infringed a claim on the remaining Andersen patent and awarded total lost profit and royalty damages of $74 million. On May 28, 2010, Edwards filed a motion seeking an injunction against CoreValve. Medtronic has filed motions with the trial court judge to overturn the jury's verdict and will defend Edward's injunction motion.

On March 12, 2010, Edwards served a second lawsuit in Delaware upon Medtronic CoreValve LLC, Medtronic Vascular and Medtronic, asserting that Medtronic's transcatheter aortic valve replacement product from CoreValve infringed three U.S. Andersen patents owned by Edwards, including two of the patents that were the subject of the first lawsuit. Medtronic filed a motion to dismiss or stay the second lawsuit on May 24, 2010.

Edwards also previously asserted that the CoreValve product infringed an Andersen patent in Germany and the United Kingdom, which is a counterpart to the U.S. Andersen patents. Courts in both countries found that the CoreValve product does not infringe the European Andersen patent. On February 11, 2010, a German appellate court issued its opinion affirming the trial court ruling that the CoreValve product does not infringe the Andersen patent in Germany. On May 11, 2010, a United Kingdom appellate court issued an oral ruling from the bench affirming a trial court ruling that the CoreValve product does not infringe the Andersen patent in the United Kingdom. Edwards can seek leave for further appeals in Germany and the United Kingdom.

The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Marquis/Maximo/InSync Matters

On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III CRT-D devices. Subsequent to this voluntary field action, a number of lawsuits were filed against the Company alleging a variety of claims, including individuals asserting claims of personal injury and third-party payors alleging entitlement to reimbursement. Many of these lawsuits were settled, and in the third quarter of fiscal year 2008, the Company recorded an expense of $123 million relating to the settlement in accordance with U.S. GAAP as the potential loss was both probable and reasonably estimable. The Company paid substantially all of the $123 million in the first quarter of fiscal year 2009. One third-party payor, Kinetic Knife, dismissed its original action without prejudice and on November 5, 2008 filed a putative class action relating to the same subject matter. After removing the case to the United States District Court for the District of Minnesota, Medtronic filed a motion to dismiss. That motion was denied on December 4, 2009. Pretrial proceedings are underway.

In addition, class action product liability suits pending in Canada are consolidated in the Ontario Superior Court of Justice. That court certified a class of individual implant recipients and their family members for proceeding on December 6, 2007. In addition, the subrogated claims of the provincial health insurers to recover costs incurred in providing medical services to the implant class are claimed in the class proceeding. Pretrial proceedings are underway. The Company has not recorded an expense related to damages for the remaining suits because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Sprint Fidelis Product Liability Matters

On October 15, 2007, the Company voluntarily suspended worldwide distribution of its Sprint Fidelis (Fidelis) family of defibrillation leads. The leads are used to deliver therapy in patients with ICDs, but are generally not used in pacemaker patients. The U.S. Food and Drug Administration (FDA) subsequently classified the Company's action as a Class I recall. As of June 15, 2010, approximately 3,600 lawsuits regarding the Fidelis leads have been filed against the Company, including approximately 47 putative class action suits reflecting a total of approximately 8,000 individual personal injury cases. In general, the suits allege claims of product liability, warranty, negligence, unjust enrichment, emotional distress and consumer protection violations. One lawsuit includes a claim by an individual purporting to act as a surrogate for the Center for Medicare and Medicaid Services, and one lawsuit has been brought by a third-party payor as a putative class action suit. Approximately 2,500 of the lawsuits have been commenced in state court, generally alleging similar causes of action. Of those state court actions, almost all are pending before a single judge in Hennepin County District Court in the state of Minnesota. On October 22, 2009, that court granted, on grounds of federal preemption, Medtronic's motion to dismiss ten cases that the parties had agreed represented all claims asserted in the cases pending before the Minnesota court. Plaintiffs have appealed the dismissals to the Minnesota Court of Appeals. The federal court cases have been consolidated for pretrial proceedings before a single federal judge in the U.S. District Court for the District of Minnesota pursuant to the Multi-District Litigation (MDL) rules. On January 5, 2009, the MDL court dismissed with prejudice the master consolidated complaint for individuals and the master consolidated complaint for third-party payors on grounds of federal preemption. On May 12, 2009, the MDL court dismissed with prejudice 229 cases that adopted the master consolidated complaint and stayed all other cases pending further order of the court. Plaintiffs' appeal to the Eighth Circuit Court of Appeals was argued on April 12, 2010. In addition, one putative class action has been filed in the Ontario Superior Court of Justice in Canada. On October 20, 2009, that court certified a class proceeding, but denied class certification on plaintiffs' claim for punitive damages, which the plaintiffs have appealed. A hearing on plaintiffs' appeal was heard on June 10, 2010. The Company has not recorded an expense related to damages in connection with the matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Shareholder Related Matters

On November 8, 2007, Stanley Kurzweil filed a putative class action complaint against the Company and certain of its officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 10b-5 thereunder. The complaint is brought on behalf of persons or entities who purchased securities of Medtronic during the period of June 25, 2007 through October 15, 2007. The complaint alleges that "materially false and misleading" representations were made as to the market acceptance and use of the Fidelis defibrillator leads to artificially inflate Medtronic's stock price. Pursuant to court order, the caption of the case was changed to Medtronic, Inc., Securities Litigation, and a consolidated putative class action complaint was filed on April 18, 2008. On March 10, 2009, the court dismissed the complaint with prejudice and denied plaintiffs' leave to amend. Plaintiffs' appeal to the Eighth Circuit Court of Appeals was argued on May 12, 2010.

On November 29 and December 14, 2007, respectively, Feivel Gottlieb and Alan Weinberg filed shareholder derivative actions in Hennepin County District Court in the state of Minnesota against both the Company and certain of its officers and directors, alleging breach of fiduciary duty, waste of corporate assets and other claims arising from the same subject matter as the consolidated class action complaint. On July 28, 2008, the state court stayed these actions pending final resolution of the related consolidated class action complaint.

In addition, on August 11, 2008, Mark Brown filed a putative class action complaint against the Company and certain directors, officers and other company personnel in the U.S. District Court for the District of Minnesota, alleging violations of the Employee Retirement Income Security Act of 1974 (ERISA) arising from the same subject matter as the Kurzweil consolidated putative class complaint. On December 29, 2008, the plaintiff amended the complaint to add similar allegations relating to alleged off-label promotion of INFUSE Bone Graft and to amend the class. The defendants' motion to dismiss was granted without prejudice on May 26, 2009 on the grounds plaintiff lacked standing to assert his claims. Plaintiffs' appeal to the Eighth Circuit Court of Appeals was argued on May 12, 2010.

On December 10, 2008, the Minneapolis Firefighters' Relief Association filed a putative class action complaint against the Company and two of its officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The complaint alleges that the defendants made false and misleading public statements concerning the INFUSE Bone Graft product which artificially inflated Medtronic's stock price during the period. On August 21, 2009, plaintiffs filed a consolidated putative class action complaint expanding the class. Medtronic's motion to dismiss the consolidated complaint was denied on February 3, 2010, and pretrial proceedings are underway.

On February 24, 2009, Christin Wright filed a putative class action complaint against the Company and certain directors, officers and other company personnel in the U.S. District Court for the District of Minnesota, alleging violations of ERISA. The plaintiff claimed the defendants breached fiduciary duties by allegedly failing to properly disclose the September 2008 settlement of the litigation with Fastenetix and the October 2008 settlement of the Cordis litigation. On March 17, 2010, defendants' motion to dismiss the allegations in the original complaint was granted without prejudice. On May 14, 2010, plaintiffs filed an amended complaint to add allegations similar to those made in the Brown case. Defendants' motion to dismiss that amended complaint is scheduled for hearing on September 16, 2010.

The Company has not recorded an expense related to damages in connection with these shareholder related matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Mirowski

Medtronic is a licensee to the RE 38,119 patent ('119 Patent) and RE 38,897 patent ('897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the '119 and '897 Patents to certain Medtronic cardiac resynchronization products. On December 17, 2007, Medtronic filed an action in U.S. District Court for the District of Delaware seeking a declaration that none of its products infringe any valid claims of either the '119 or '897 Patents. If certain conditions are fulfilled, the '119 and/or '897 Patents are determined to be valid and the Medtronic products are found to infringe the '119 and/or '897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT-D products. A bench trial concluded on March 13, 2010. As of April 30, 2010, the amount of disputed royalties and interest related to CRT-D products was $109 million. This amount has not been accrued because the outcome is not currently probable under U.S. GAAP.

In addition, Medtronic is a licensee to the 4,407,288 Patent ('288 Patent) owned by Mirowski relating to ICDs. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the '288 Patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the '288 Patent in December of 2003. As of April 30, 2010, the current balance in the interest-bearing escrow account was $89 million. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. If these conditions are fulfilled and the '288 Patent is determined to be invalid or Medtronic's products are found not to infringe, the escrowed funds will be released to Medtronic.

Other Matters

On March 12, 2010, the Company received a civil investigative demand from the U.S. Department of Justice pursuant to the federal False Claims Act seeking information regarding the Company's knowledge about claims to Medicare for the implantation of ICDs, including reimbursement advice given by the Company, payments to persons or entities involved in decisions about implantation of ICDs, and the national coverage determination relating to ICDs. The Company is fully cooperating with this investigation.

On February 22, 2010, the Company received a civil investigative demand from the United States Attorney's Office for the District of Massachusetts pursuant to the federal False Claims Act seeking documents relating to the CoreValve clinical trial and Medtronic's interactions with hospitals, other medical institutions, and physicians. The Company is fully cooperating with this investigation.

On September 16, 2009, the Company received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the District of California requesting production of documents relating to the Company's cardiac rhythm medical devices, including revenue, sales, marketing and promotional documents, documents relating to reimbursement communications to customers pertaining to the devices, documents relating to scientific studies and registries pertaining to the devices and documents relating to payments or items of value provided to customers. The Company is fully cooperating with this inquiry.

On June 16, 2009, the Company received an administrative subpoena from the New Jersey Attorney General, Division of Consumer Affairs, requesting production of documents relating to the Company's clinical studies, its financial arrangements with certain physicians and healthcare providers and clinical research done by certain physicians and healthcare providers. The Company is fully cooperating with this inquiry.

On May 21, 2009, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts pursuant to the Health Insurance Portability & Accountability Act of 1996 (HIPAA) seeking documents related to a study published in the British volume of the *Journal of Bone & Joint Surgery*, and contracts, research grants, speaking and education programs and payments for certain named physicians. The Company is fully cooperating with this inquiry.

On April 13, 2009, the Company received an administrative healthcare subpoena from the United States Attorney's Office for the Northern District of Indiana requesting documents relating to the Company's relationship with customers, as well as documents relating to certain employees. The Company is fully cooperating with this inquiry.

On February 9, 2009, the Company received letter notice that the United States Department of Justice in the Southern District of Texas is investigating marketing practices, reimbursement advice of the Company and appropriateness of therapy delivery relating to the Company's cardiac surgical ablation devices. On July 2, 2009, the United States District Court for the Southern District of Texas ordered the unsealing of a qui tam complaint related to the same matter that was filed against Medtronic on November 17, 2008. On August 21, 2009, the Department of Justice decided not to intervene at that time but reserved the right to intervene in the future. The qui tam complaint was served on October 1, 2009. On December 16, 2009, Medtronic filed a motion to dismiss the complaint.

On December 18, 2008, the Company received a civil investigative demand from the Massachusetts Attorney General's Office, requesting production of documents related to Medtronic's INFUSE Bone Graft product. The Company is fully cooperating with this investigation.

On October 6, 2008, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts pursuant to HIPAA requesting production of documents relating to Medtronic's INFUSE Bone Graft product. The Company is fully cooperating with this inquiry.

In late June 2008, the Company received a subpoena issued by the United States Attorney's Office for the District of Massachusetts pursuant to HIPAA, relating to the Company's marketing of biliary stents. The Company is fully cooperating with this inquiry. On February 19, 2010, a complaint captioned United States of America ex rel Tricia Nowak and Enda Dodd v. Medtronic, filed in the United States District Court for the District of Massachusetts and relating to similar issues was unsealed. On April 23, 2010, Medtronic filed a motion to dismiss the complaint.

On or about October 31, 2007, the Company received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania requesting documents relating to the Company's relationship with one of its customers and any payments or things of value provided by the Company to physicians, physician groups, hospitals, medical practices or other entities relating to the purchase of the Company's cardiac resynchronization therapy devices and cardiac stents. The Company is fully cooperating with this inquiry.

On September 25, 2007 and November 16, 2007, the Company received letters from the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice, respectively, requesting information relating to any potential violations of the U.S. Foreign Corrupt Practices Act in connection with the sale of medical devices in several non-U.S. countries. A number of competitors have publicly disclosed receiving similar letters. Subsequently, the SEC and Department of Justice have made additional requests for information from the Company. The Company is fully cooperating with the requests.

Beginning on September 20, 2007, the Company has received letter requests from Senator Grassley of the U.S. Senate Finance Committee requesting information on a variety of subjects, including financial ties between the medical device industry and physicians; the Company's decision to suspend distribution of its Fidelis family of defibrillation leads; financial ties between the Company and physicians who use INFUSE Bone Graft; the Cardiac Research Foundation and Columbia University; certain communications regarding INFUSE Bone Graft and the Company's clinical research projects with the U.S. military and compensation paid to physicians working for the U.S. military. The Company is fully cooperating with these requests.

On October 24, 2005, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts issued under HIPAA requesting documents the Company may have, if any, relating to pacemakers and defibrillators and related components; monitoring equipment and services; a provision of benefits, if any, to persons in a position to recommend purchases of such devices; and the Company's training and compliance materials relating to the fraud and abuse and federal Anti-Kickback statutes. In September 2008, the United States Attorney's office for the District of Massachusetts informed Medtronic that it is no longer pursuing its investigation of Medtronic, related to the October 24, 2005 subpoena. On September 5, 2008, Medtronic received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the District of Minnesota, requesting production of substantially the same materials covered in the 2005 Massachusetts subpoena. The Company is fully cooperating with this inquiry.

In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company's products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company's maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

18. Quarterly Financial Data (unaudited)

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net Sales					
2010	**$3,933**	**$3,838**	**$3,851**	**$4,196**	**$15,817**
2009	3,706	3,570	3,494	3,829	14,599
Gross Profit					
2010	**$2,967**	**$2,916**	**$2,939**	**$3,184**	**$12,005**
2009	2,851	2,687	2,646	2,897	11,081
Net Earnings					
2010	**$ 445**	**$ 868**	**$ 831**	**$ 954**	**$ 3,099**
2009	723	547	698	103	2,070
Basic Earnings per Share					
2010	**$ 0.40**	**$ 0.78**	**$ 0.75**	**$ 0.87**	**$ 2.80**
2009	0.64	0.49	0.62	0.09	1.85
Diluted Earnings per Share					
2010	**$ 0.40**	**$ 0.78**	**$ 0.75**	**$ 0.86**	**$ 2.79**
2009	0.64	0.48	0.62	0.09	1.84

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year to date amounts.

19. Segment and Geographic Information

In December 2009, the Company consolidated its businesses into two operating groups: one which combined its Cardiac Rhythm Disease Management, CardioVascular and Physio-Control businesses, the other which combined its Spinal, Neuromodulation, Diabetes and Surgical Technologies businesses. Subsequent to April 30, 2010 the operating groups were formally named the Cardiac and Vascular Group and the Restorative Therapies Group, respectively. The creation of these two operating groups did not change how the Company internally manages and reports the results of these businesses. As a result, for fiscal year 2010 the Company continued to function in seven operating segments, consisting of Cardiac Rhythm Disease Management, Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies and Physio-Control. As of April 30, 2010, in accordance with authoritative guidance, these operating segments are aggregated into one reportable segment.

Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year		
(in millions)	**2010**	2009	2008
Cardiac Rhythm Disease Management	**$ 5,268**	$ 5,014	$ 4,963
Spinal	**3,500**	3,400	2,982
CardioVascular	**2,864**	2,437	2,131
Neuromodulation	**1,560**	1,434	1,311
Diabetes	**1,237**	1,114	1,019
Surgical Technologies	**963**	857	780
Physio-Control	**425**	343	329
Total Net Sales	**$15,817**	$14,599	$13,515

In December 2006, the Company announced its intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. However, the Company announced, in January 2007, a voluntary suspension of U.S. shipments of Physio-Control products manufactured at its facility in Redmond, Washington in order to address quality system issues. As of February 19, 2010, after receiving notice from the FDA that, having successfully met requirements for improvements to the quality system, the Company resumed unrestricted global shipments of Physio-Control products. As a result, the Company's immediate focus will be to ramp up its manufacturing capabilities to meet customer back orders and future product needs. The Company's plans to pursue a spin-off of Physio-Control will be re-evaluated thereafter. As additional information, Physio-Control's income/(loss) before interest and income taxes for fiscal years 2010, 2009 and 2008 was $24 million, $(17) million and $(28) million, respectively. Physio-Control's long-lived assets for fiscal years 2010, 2009 and 2008 were $53 million, $51 million and $63 million, respectively.

Geographic Information

Net sales to external customers by geography are as follows:

(in millions)	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2010					
Net sales to external customers	**$9,366**	**$4,014**	**$1,903**	**$534**	**$15,817**
Long-lived assets*	**$7,573**	**$5,431**	**$ 253**	**$362**	**$13,619**
Fiscal Year 2009					
Net sales to external customers	$ 8,987	$ 3,564	$ 1,558	$ 490	$ 14,599
Long-lived assets*	$ 7,236	$ 5,660	$ 185	$ 286	$ 13,367
Fiscal Year 2008					
Net sales to external customers	$ 8,336	$ 3,288	$ 1,437	$ 454	$ 13,515
Long-lived assets*	$ 7,456	$ 4,791	$ 168	$ 36	$12,451

**Excludes other long-term financial instruments and long-term deferred tax assets, net, as applicable.*

No single customer represents over 10 percent of the Company's consolidated net sales in fiscal years 2010, 2009 or 2008.

Selected Financial Data

(in millions, except per share data)	**2010**	2009	2008	2007	2006
	Fiscal Year				
Operating Results for the Fiscal Year:					
Net sales	**$15,817**	$14,599	$13,515	$12,299	$11,292
Cost of products sold	**3,812**	3,518	3,446	3,168	2,815
Gross margin percentage	**75.9%**	75.9%	74.5%	74.2%	75.1%
Research and development expense	**$ 1,460**	$ 1,355	$ 1,275	$ 1,239	$ 1,113
Selling, general and administrative expense	**5,415**	5,152	4,707	4,153	3,659
Special charges	**—**	100	78	98	100
Restructuring charges	**50**	120	41	28	—
Certain litigation charges, net	**374**	714	366	40	—
Purchased in-process research and development and certain acquisition-related costs	**23**	621	390	—	364
Other expense, net	**468**	396	436	212	167
Interest expense/(income)	**246**	183	36	—	(43)
Earnings before income taxes	**3,969**	2,440	2,740	3,361	3,117
Provision for income taxes	**870**	370	602	658	598
Net earnings	**$ 3,099**	$ 2,070	$ 2,138	$ 2,703	$ 2,519
Per Share of Common Stock:					
Basic earnings	**$ 2.80**	$ 1.85	$ 1.89	$ 2.35	$ 2.09
Diluted earnings	**2.79**	1.84	1.87	2.32	2.07
Cash dividends declared	**0.82**	0.75	0.50	0.44	0.39
Financial Position at Fiscal Year-end:					
Working capital	**$ 4,718**	$ 4,305	$ 3,777	$ 5,342	$ 5,956
Current ratio	**1.9:1.0**	2.4:1.0	2.1:1.0	3.1:1.0	2.4:1.0
Total assets	**$28,090**	$23,588	$22,085	$19,295	$19,650
Long-term debt	**6,944**	6,253	5,127	4,755	4,507
Shareholders' equity	**14,629**	13,182	11,966	11,500	1,005
Additional Information:					
Full-time employees at year-end	**39,273**	37,665	36,484	34,554	32,280
Full-time equivalent employees at year-end	**43,321**	41,158	40,351	37,800	35,733

Comparison of Five-Year Cumulative Total Return Among Medtronic, S&P 500 Index and S&P 500 Health Care Equipment Index

The graph to the right compares the cumulative total shareholder return on Medtronic's common stock with the cumulative total shareholder return on the Standard & Poor's 500 Composite Index and the Standard & Poor's 500 Health Care Equipment Index for the last five fiscal years. The graph assumes that $100 was invested at market close on April 30, 2005 in Medtronic's common stock, the S&P 500 Index and the S&P 500 Health Care Equipment Index and that all dividends were reinvested.


150
100
50
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Medtronic, Inc.
S&P 500 Index
S&P 500 Health Care Equipment Index
April 2005
April 2006
April 2007
April 2008
April 2009
April 2010

Investor Information

Annual Meeting

The annual meeting of Medtronic shareholders will take place on Wednesday, August 25, 2010, beginning at 10:30 a.m. (Central Daylight Time) at Medtronic's world headquarters, 710 Medtronic Parkway, Minneapolis (Fridley), Minnesota.

Investor Information

Shareholders, securities analysts and investors seeking more information about the Company can access the following information via the Internet at www.medtronic.com:

- News releases describing significant Company events and sales and earnings results for each quarter and the fiscal year.
- Form 10-K Annual, Form 10-Q Quarterly, and Forms 3, 4 and 5, Reports to the Securities and Exchange Commission describing Medtronic's business and financial condition and insider trading.

The information above may also be obtained upon request from the Medtronic Investor Relations Department, 710 Medtronic Parkway, Minneapolis, Minnesota 55432, USA.

Stock Exchange Listing

New York Stock Exchange (symbol: MDT)

Price Range of Medtronic Stock

	Fiscal Quarter			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010 High	$35.83	$39.06	$46.03	$45.81
2010 Low	29.96	35.58	35.99	41.67
2009 High	$54.41	$56.55	$40.69	$34.56
2009 Low	46.98	37.81	28.67	24.38

Prices are closing quotations. On June 28, 2010, there were approximately 52,970 shareholders of record of the Company's common stock. The regular quarterly cash dividend was 20.50 cents per share for fiscal year 2010 and 18.75 cents per share for fiscal year 2009.

Stock Transfer Agent and Registrar

Wells Fargo Shareowner Services℠ acts as transfer agent and registrar, dividend paying agent, and direct stock purchase plan agent for Medtronic and maintains all shareholder records for the Company. If you are a registered shareholder, you may access your account information online at www.shareowneronline.com. If you have questions regarding the Medtronic stock you own, stock transfers, address or name changes, direct deposit of dividends, lost dividend checks, lost stock certificates or duplicate mailings, please contact Wells Fargo Shareowner Services℠ by writing or calling:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Telephone: 888-648-8154 or 651-450-4064
Fax: 651-450-4033
www.wellsfargo.com/shareownerservices

Direct Stock Purchase Plan

Medtronic's transfer agent, Wells Fargo Shareowner Services℠, administers the direct stock purchase plan, which is called the Shareowner Service Plus Plan℠. Features of this plan include direct stock purchase and reinvestment of dividends to purchase whole or fractional shares of Medtronic stock. All registered shareholders and potential investors may participate.

To request information on the Shareowner Service Plus Plan℠, or to enroll in the plan, contact Wells Fargo Shareowner Services℠ at 888-648-8154 or 651-450-4064. You may also enroll on the Internet by visiting www.shareowneronline.com and selecting "Invest in a Direct Purchase Plan."

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Minneapolis, MN

Diversity

Medtronic is committed to creating and maintaining a workplace that reflects the diversity of our customers, patients and the communities we serve. Consistent with our Mission, Medtronic "recognizes the personal worth of employees" and seeks to provide a work environment where individual differences are valued and respected and opportunities for growth and career success are based on individual merit.

Officer Certifications

Medtronic has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended April 30, 2010, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

For prescribing information for all of the products, visit medtronic.com.

The following are registered and unregistered trademarks of Medtronic, Inc. and its affiliated companies:

Activa, Adapta, AdaptiveStim, Advisa, Advisa MRI, AMPLIFY, Aperius, Arctic Front, Atlantis Translational, Attain Ability, Biolinx, Captivia, CD HORIZON, Conexus, Consulta, DBS, Driver, Endeavor, Endurant, EnRhythm, EnRhythm MRI, Fusion, INFUSE, InSync, Integrity, Interstim, Kyphon, Kyphon HV-R, Legacy, LIFEPAK, Marquis, MAST, MAST Quadrant, MasterGraft, Maximo, Medtronic Carelink, Melody, METRx, NIM, O-Arm, OptiVol, OSTEOGRIP, Paradigm, PEEK PREVAIL, Pillar, Progenix, Protecta, Reclaim, Resolute, RestoreSensor, RestoreULTRA, Reveal, Reveal XT, Revo MRI, Secura, SmartShock, Solera, Sprint Fidelis, StealthStation, StealthStation FUSION, SureScan, Synergy, Talent, TSRH, TSRH-3D, Valiant, Vertex, VERTEX SELECT, Vision 3D and Xcelerant.

Corporate Leadership

Board of Directors

Richard H. Anderson
Chief Executive Officer,
Delta Air Lines, Inc.
Director since 2002

David L. Calhoun
Chairman and Chief Executive Officer,
The Nielsen Company
Director since 2007

Victor J. Dzau, M.D.
Chancellor of Health Affairs,
Duke University
Director since 2008

William A. Hawkins
Chairman and Chief Executive Officer,
Medtronic, Inc.
Director since 2007

Shirley Ann Jackson, Ph.D.
President,
Rensselaer Polytechnic Institute
Director since 2002

James T. Lenehan
Financial Consultant and
Retired Vice Chairman and President,
Johnson & Johnson
Director since 2007

Denise M. O'Leary
Private Venture Capital Investor
Director since 2000

Kendall J. Powell
Chairman and Chief Executive Officer,
General Mills, Inc.
Director since 2007

Robert C. Pozen
Chairman,
MFS Investment Management
Director since 2004

Jean-Pierre Rosso
Chairman,
World Economic Forum USA
Director since 1998

Jack W. Schuler
Co-Founder,
Crabtree Partners
Director since 1990

Audit Committee
Denise M. O'Leary (Chair)
David L. Calhoun
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Robert C. Pozen

Compensation Committee
Richard H. Anderson (Chair)
Kendall J. Powell
Jean-Pierre Rosso
Jack W. Schuler

Corporate Governance Committee
Kendall J. Powell (Chair)
Richard H. Anderson
David L. Calhoun
Victor J. Dzau, M.D.
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Denise M. O'Leary
Robert C. Pozen
Jean-Pierre Rosso
Jack W. Schuler

Nominating Subcommittee
Kendall J. Powell (Chair)
Richard H. Anderson
Victor J. Dzau, M.D.
Jean-Pierre Rosso
Jack W. Schuler

Quality and Technology Committee
Shirley Ann Jackson, Ph.D. (Chair)
David L. Calhoun
Victor J. Dzau, M.D.
James T. Lenehan
Denise M. O'Leary
Robert C. Pozen

Medtronic Corporate Leadership

William A. Hawkins
Chairman and
Chief Executive Officer

Susan Alpert, M.D., Ph.D.
Senior Vice President,
Global Regulatory Affairs

Robert H. Blankemeyer
Senior Vice President and President,
Surgical Technologies

Jean-Luc Butel
Executive Vice President and Group President,
International

Michael J. Coyle
Executive Vice President and Group President,
Cardiac and Vascular Group

H. James Dallas
Senior Vice President,
Quality and Operations

Gary L. Ellis
Senior Vice President and
Chief Financial Officer

D. Cameron Findlay
Senior Vice President, General Counsel and
Corporate Secretary

Richard E. Kuntz, M.D.
Senior Vice President and Chief Scientific,
Clinical and Regulatory Officer

James P. Mackin
Senior Vice President and
President, Cardiac Rhythm Disease
Management

Christopher J. O'Connell
Executive Vice President and Group President,
Restorative Therapies Group

Stephen N. Oesterle, M.D.
Senior Vice President,
Medicine and Technology

Thomas J. Schumacher
Vice President, Chief Ethics and
Compliance Officer

Caroline Stockdale
Senior Vice President, Chief Talent Officer

Catherine M. Szyman
Senior Vice President and
President, Diabetes

Thomas M. Tefft
Senior Vice President and
President, Neuromodulation

Our Mission

MISSION

- To contribute to human welfare by application of biomedical engineering in the research, design, manufacture, and sale of instruments or appliances that alleviate pain, restore health, and extend life.
- To direct our growth in the areas of biomedical engineering where we display maximum strength and ability; to gather people and facilities that tend to augment these areas; to continuously build on these areas through education and knowledge assimilation; to avoid participation in areas where we cannot make unique and worthy contributions.
- To strive without reserve for the greatest possible reliability and quality in our products; to be the unsurpassed standard of comparison and to be recognized as a company of dedication, honesty, integrity, and service.
- To make a fair profit on current operations to meet our obligations, sustain our growth, and reach our goals.
- To recognize the personal worth of employees by providing an employment framework that allows personal satisfaction in work accomplished, security, advancement opportunity, and means to share in the company's success.
- To maintain good citizenship as a company.

MISSION

- Contribuer au bien-être de l'homme en appliquant les principes de l'ingénierie biomédicale à la recherche, à la conception, à la fabrication et à la distribution de matériels ou d'appareillages qui soulagent, guérissent, et prolongent la vie.
- Orienter notre croissance vers les secteurs de l'ingénierie biomédicale dans lesquels nous possédons une expertise incontestée. Rassembler les personnes et créer les conditions qui favorisent le développement de ces secteurs; assurer la formation et l'assimilation des connaissances dans ces domaines. Ne nous engager que dans des secteurs où notre apport serait unique et significatif.
- Tout mettre en œuvre et s'investir à fond pour atteindre une fiabilité et une qualité au-dessus des normes, pour devenir le modèle de référence et être une entreprise reconnue pour son engagement et ses valeurs d'honnêteté, d'intégrité et de service.
- Dégager un profit raisonnable de nos activités pour pouvoir faire face à nos obligations, maintenir notre taux de croissance et atteindre nos objectifs.
- Reconnaître la valeur personnelle des employés et créer un environnement de travail satisfaisant, offrant sécurité, possibilités d'avancement et participation au succès de la société.
- Remplir nos responsabilités civiques en tant qu'entreprise.

企業使命

- 当社は、生体工学技術を応用し、人々の痛みをやわらげ、健康を回復し、生命を延ばす医療機器の研究開発、製造、販売を通して人類の福祉に貢献します。
- 私たちの目的を妨げる分野へ参入することなく、当社の能力を最大限に発揮できる生体工学技術の分野での発展に努力します。そのための、人材と設備の結集、教育と知識の融合をはかります。
- 当社は製品の品質と信頼性の向上に全力を注ぎます。そして、献身、誠実、高潔、奉仕を忘れず、社会の模範となるよう努力します。
- 当社は適正な利益を得ることにより、社会的責務の遂行、業績の向上、企業目標の達成をはかります。
- 社員一人一人の価値が認められるよう雇用制度を確立し、業務の遂行に各人が満足し、安定した雇用と公平な昇進が与えられ　会社発展の喜びを分かちあえるような環境づくりをします。
- 企業としての社会性を向上させ、社会の良き一員であり続けるよう努力します。

公司宗旨

- 应用生物医学工程理论，研究、设计、制造并销售可减轻病痛、恢复健康、延长寿命的仪器和装置，以此促进人类的福祉。
- 将发展方向定位于本公司能力最强的生物医学工程领域；吸收能够加强本公司在此领域之能力的人员和设备；通过教育和吸收新知识，不断促进此领域的发展；避免进入本公司不能作出独特而有价值之贡献的领域。
- 不遗余力地提高本公司产品的可靠性和品质；使本公司产品的质量无人可比。并使本公司以敬业、正直、诚实和服务周到而著称。
- 在现有的业务活动中赚取合理的利润，以完成本公司的业务、保持本公司的成长、达到本公司的目标。
- 确认公司雇员的个人价值，建立优越的雇用制度，使雇员获得对工作的满足感，使其职业有保障，并能够分享公司的成果。
- 出色地履行公司的社会义务。

मिशन

- बायोमेडिकल इंजिनियरिंग के सदुपयोग के द्वारा, दर्द से राहत दिलाने वाले, खोए हुए स्वास्थ्य को वापस लाने वाले और आयु प्रदान करने वाले यंत्रों एवं उपकरणों के क्षेत्र में रीसर्च और डिज़ाइनिंग करके उनका उत्पादन और बिक्री करना और इस कार्य से मानव कल्याण में योगदान करना ।
- अपने विकास को एक साधन के रूप में बायोमेडिकल इंजिनियरिंग के उन क्षेत्रों में निर्देशीत करना जहाँ पर हम ज़्यादा-से-ज़्यादा सशक्तता और योग्यता प्रकट कर सकते हैं । इन क्षेत्रों में विकासशील लोगों को, तथा सुविधाओं को इकट्ठा करना ताकि इन क्षेत्रों का अधिकतम विकास हो सके, शिक्षा और ज्ञान के माध्यम से इन क्षेत्रों में लगातार अपनी जानकारी बढ़ाना; इस से संबंधित उन क्षेत्रों में प्रवेश नहीं करना जहाँ हम कुछ नया अविष्कार करके सकारात्मक योगदान नहीं कर सकते ।
- अपने उत्पादों की विश्वसनीयता और गुणवत्ता को चोटी पर ले जाने के लिए अधिकतम प्रयास करना, अपनी कंपनी को लगन, ईमानदारी, सत्यनिष्ठा एवं सेवाभाव इन मुल्योंका अद्वितीय आदर्श के रूप में सराहे जाने लायक बनाना ।
- अपने दायित्वों को निभाने, विकास की रफ़्तार को बनाये रखने तथा कामयाबी की नई मंज़िलों को हासिल करने के लिए अपनी वर्त्तमान गतिविधियों को जारी रखते हुए उचित लाभ कमाना ।
- कर्मचारियों के व्यक्तिगत योग्यता को सराहने के लिए इस तरह की व्यवस्था प्रदान करना जिसमें उन्हें कार्यप्राप्ती का समाधान मिले। उन्हें समुचित सुरक्षा, प्रगती के अवसर तथा कंपनी के सफलता में सहभागी होने का अवसर मिले ।
- बतौर कंपनी, बेहतर नागरिकता को कायम रखना ।

UNTERNEHMENSLEITSÄTZE

- Einen Beitrag zum Wohle der Menschen zu leisten durch angewandte biomedizinische Technik zur Rehabilitation, Lebensverlängerung, Schmerzlinderung und Steigerung der Lebensqualität.
- Erfolgsorientiertes Wachstum dort, wo wir stark sind, im Bereich der biomedizinischen Technik. Kein Engagement in Bereichen, in denen wir keine wesentlichen und wertvollen Beiträge leisten können. Steigerung der Mitarbeiter-Qualifikation durch Weiterbildung. Ständige Verbesserung unserer Einrichtungen.
- Kompromisslose Zuverlässigkeit und Qualität unserer Produkte. Anerkennung zu finden als engagiertes, integres und innovatives Unternehmen mit hervorragendem Service.
- Profitabel zu wirtschaften, um unsere Verpflichtung zu erfüllen, unser Wachstum zu sichern und unsere Ziele zu realisieren.
- Anerkennung des Wertes und der Leistungen jedes einzelnen Mitarbeiters. Wahrung und Schaffung von Rahmenbedingungen, die zur persönlichen Zufriedenheit unserer Mitarbeiter beitragen, z. B. Aufstiegschancen, Sicherheit des Arbeitsplatzes und Beteiligung am Unternehmenserfolg.
- Als verantwortungsbewusstes Mitglied der Gesellschaft zu agieren.

MISSIONE

- Contribuire al benessere umano applicando l'ingegneria biomedica alla ricerca, alla progettazione, alla fabbricazione e alla vendita di strumenti o apparecchi che alleviano il dolore, ridonano la salute e prolungano la vita.
- Dirigere la nostra crescita nelle aree della bioingegneria medica nelle quali dimostriamo il massimo della nostra forza e capacità; mettere insieme individui e strumenti che tendono a far crescere queste aree; rinforzarle attraverso l'istruzione e l'assimilazione culturale; evitare la partecipazione in aree nelle quali non possiamo dare un contributo unico e valido.
- Sforzarci senza riserve di raggiungere l'affidabilità e la qualità più elevate nei nostri prodotti; diventare il modello di paragone insuperabile ed essere riconosciuti come un'azienda scrupolosa, onesta, integra e fornitrice di servizi.
- Ricavare un equo profitto dalle attività correnti in modo da far fronte ai nostri impegni, sostenere la nostra crescita e raggiungere i nostri obiettivi.
- Riconoscere il valore personale dei dipendenti offrendo un ambiente di lavoro che permetta la soddisfazione personale nel lavoro compiuto, nella sicurezza, nelle opportunità di avanzamento e nei mezzi per condividere il successo della azienda.
- Mantenere una presenza sociale come azienda.

MISIÓN

- Contribuir al bienestar del hombre aplicando la ingeniería biomédica a la investigación, el diseño, la fabricación y la venta de instrumentos o dispositivos para aliviar el dolor, restaurar la salud y prolongar la vida.
- Encauzar nuestro crecimiento hacia las especialidades de la ingeniería biomédica donde podamos ofrecer más fuerza y mayor capacidad; reunir personal y recursos para perfeccionar estas especialidades; capitalizar continuamente nuestra experiencia en este campo mediante la enseñanza y la asimilación de conocimientos; y evitar la participación en áreas en las que no podamos ofrecer contribuciones exclusivas y valiosas.
- Esforzarnos todo lo posible para alcanzar la máxima fiabilidad y calidad en nuestros productos; llegar a marcar la pauta en nuestro ramo y ser reconocidos como una empresa que ofrece dedicación, honestidad, integridad y servicio.
- Lograr una rentabilidad adecuada para las operaciones actuales, de modo que podamos cumplir con nuestras obligaciones financieras, mantener nuestro crecimiento y alcanzar nuestros objetivos.
- Reconocer el valor individual de nuestros empleados ofreciéndoles un ambiente de trabajo que promueva la satisfacción personal en el cumplimiento de sus deberes y que proporcione seguridad, oportunidades de progreso y medios para participar en los triunfos de la empresa.
- Contribuir como empresa al bienestar de la comunidad.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com Major photography by Toby Richards



World Headquarters
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604
USA
Tel: 763.514.4000
Fax: 763.514.4879

International Headquarters
Medtronic International, Ltd.
49 Changi South Avenue 2
Nasaco Tech Centre
Singapore 486056
Singapore
Tel: 65.6436.5000
Fax: 65.6776.6335

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